RECD S.E.C.
OCT 0 1 2007
1086
PROCESSED
OCT 0 4 2007
THOMSON
FINANCIAL



2007 VistaPrint ANNUAL REPORT

NOTICE OF GENERAL ANNUAL MEETING | PROXY STATEMENT

VISTAPRINT IS THE ONLINE LEADER OF SMALL BUSINESS GRAPHIC DESIGN, PRINTING AND MARKETING SERVICES. OUR VISION IS TO HELP MILLIONS OF SMALL BUSINESSES WORLDWIDE GROW THEIR BUSINESSES.





Strong operating performance...

Average Daily Order Volume (in thousands)



*New Customer Additions** (in thousands)



*Approximate

...led to strong financial results

Annual Revenues (in millions)



Net Income (in millions)



Fiscal year 2005 results include a $21 million charge related to the contract termination of our former North American print supplier.

Dear Fellow Shareholder:

Fiscal year 2007 was another great year for VistaPrint, with outstanding financial results and the continued building of foundations for a promising future.

Revenue increased 68% to $256 million and our earnings per share grew from $0.45 in fiscal year 2006 to $0.60 this fiscal year. Net earnings grew 41% to $27 million and cash flow from operations was approximately $54 million.

Looking beyond those results, we believe that VistaPrint remains at the beginning of a long growth curve, and that great companies are built over decades, not quarters or years. In line with our well-articulated strategy, we seek to build shareholder value by consistently investing for long-term growth and competitive advantage, while remaining committed to delivering strong EPS growth. Below are several examples of VistaPrint's investments over the past year:

- We recruited hundreds of highly talented employees, and we invested in training, career path and skills development programs, organizational infrastructure, long-term planning and scalable systems and processes throughout the organization.
- We introduced new products and services that broadened and enhanced our offering and customer value proposition. This included foil-accented business cards, sticky notes, T-Shirts, micro web sites dedicated to franchise business partners, and comprehensive new mailing and creative services. VistaPrint now offers a more complete marketing solution that can help our customers write their copy, design and print their collateral, and then address and mail the materials.
- We improved product quality, delivery timeliness and customer service, advanced the scope and sophistication of our marketing activities and our software technologies, and invested in facilities expansion worldwide.
- We expanded our geographic reach by adding new country sites serving Norway and Denmark. VistaPrint now has localized web sites for 18 countries worldwide. We opened and ramped up our marketing office in Barcelona, Spain to better take advantage of the large market opportunity in Europe.
- Finally, we invested to develop a compelling retail version of our web site which led to a private label strategic partnership with OfficeMax to supply a line of custom printed products through in-store kiosks in 850 stores throughout the U.S.

VistaPrint's vision is to help millions of small businesses worldwide grow their businesses. We achieve this via our easy-to-use and affordable marketing products and services. We have a unique set of assets to fulfill that vision: millions of active, satisfied customers; a superior competency in internet direct marketing to the small business segment; a robust and growing product and service offering; highly sophisticated software technology that integrates all aspects of our value chain; a strong balance sheet; and first-class manufacturing and customer service operations.

Going forward, we plan to apply and augment these assets to meet the needs of our three primary constituents: our customers via a continually improving value proposition, our shareholders via strong financial results, and our employees via highly rewarding career opportunities.

Thank you for your investment and confidence in VistaPrint. The entire VistaPrint team looks forward to a long and rewarding journey with you.

Sincerely,



Robert Keane
Chairman of the Board, President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-51539



VistaPrint Limited
(Exact Name of Registrant as Specified in Its Charter)

Bermuda	**98-0417483**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

**Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda
(Address of Principal Executive Offices) (Zip Code)**

Registrant's telephone number, including area code: (441) 295-2244
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares, $.001 par value	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☑ Accelerated Filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant was approximately $993.0 million based on the last reported sale price of the registrant's common shares on the NASDAQ Global Market on December 29, 2006.

As of August 24, 2007, there were outstanding 43,577,990 of the registrant's common shares, par value $0.001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2007. Portions of such proxy statement are incorporated by reference into Part III of this Form 10-K.

VISTAPRINT LIMITED
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2007

TABLE OF CONTENTS

PART I.

Item 1.	Business	3
Item 1A.	Risk Factors	18
Item 1B.	Unresolved Staff Comments	37
Item 2.	Properties	37
Item 3.	Legal Proceedings	38
Item 4.	Submission of Matters to a Vote of Security Holders	39

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	40
Item 6.	Selected Consolidated Financial Data	40
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	56
Item 8.	Financial Statements and Supplementary Data	57
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	93
Item 9A.	Controls and Procedures	93
Item 9B.	Other Information	96

PART III

Item 10.	Directors and Executive Officers of the Registrant	97
Item 11.	Executive Compensation	97
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	97
Item 13.	Certain Relationships and Related Transactions	97
Item 14.	Principal Accountant Fees and Services	97

PART IV

Item 15.	Exhibits, Financial Statement Schedules	98
Signatures		99

PART I

Item 1. *Business*

This annual report on Form 10-K and the documents that we incorporate by reference in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are the leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Since the launch of our website in May 2000, we have served over 10,000,000 paying customers in more than 120 countries. We offer a broad spectrum of products and services ranging from business cards, brochures and invitations to mailing and creative services. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products and services, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. Our value proposition has allowed us to successfully penetrate the large, fragmented and geographically dispersed small business and consumer markets.

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment. Customers visiting our websites can use our graphic design software to easily create and order full-color, personalized, professional-looking printed products, without any prior graphic design training or experience. Customers have access to graphic designs, content suggestions, logo design services, design templates and over 70,000 photographs and illustrations. Through technology, we are also able to automatically generate and display complementary products incorporating graphic elements from the customer's original design. In addition, our design support staff is available to provide design assistance to customers in English-speaking markets. During the fiscal year ended June 30, 2007, customers used our design technologies to place an average of over 19,000 customized orders per day, 365 days per year.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual print jobs on a daily basis and, using complex algorithms, efficiently aggregate these print jobs for printing as a single press-run. Our systems intelligently search pending individual print jobs, select jobs having similar printing parameters for combination into a single larger aggregate job and calculate the optimal allocation of print orders that will result in the lowest production cost and on-time delivery. By combining this order aggregation technology with our computer integrated print manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional short run printing and can provide customized finished products in as little as three days from design to delivery.

Our large and diverse customer base reduces our dependence on individual products and lessens the impact of shifts in demand for graphic design services and printed products by any individual customer. Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $255.9 million for the fiscal year ended June 30, 2007. All of this growth has been organic.

Market and Industry Background

The Small Business and Consumer Markets

We focus on providing products and services for the small business market, generally businesses or organizations with fewer than 10 employees. We believe this market represents a large and growing opportunity. In addition, approximately 11 percent of revenues are derived from the consumer market.

Traditional Graphic Design Services and Printed Products

Small businesses and consumers seeking graphic design services or printed products have traditionally had three principal alternatives:

- *Self-Service*—The self-service option typically employs off-the-shelf desktop publishing, word processing or other types of software to create a design and uses either an ink jet or laser desktop printer or a local copy or print shop to print the finished product. However, design software applications, ink cartridges and special paper stock can be costly, design options are limited and often time consuming to create, and printed end-products are typically of significantly lower quality than those generated using professional commercial printing methods.
- *Professional Graphic Designers and Commercial Printers*—A second alternative is to employ a professional graphic designer to create a design and then arrange for a commercial printer to produce the finished product. Graphic designers and commercial printers can create sophisticated, customized designs and high quality professional printed output. However, the traditional graphic design and printing process is generally time consuming, with the entire process often taking several weeks or more, and can be prohibitively expensive for small businesses and consumers. Graphic designers typically charge hourly or project based fees and commercial printers typically run each job independently, creating a low utilization of fixed assets, high labor costs and high material costs, which are passed onto the customer in the form of expensive set-up fees or high print prices.
- *Wholesale/Retail Print Distribution Channels*—Graphic design within the wholesale/retail print distribution option often entails the customer choosing from designs, standard layouts and format options from binders of product samples or from mail-order catalogues. Design options may be limited and permit little or no customization, print quality may be below that provided by traditional commercial printers and delivery lead times can be substantial. Prices for printed products, while typically lower than traditional commercial printers, can significantly exceed self-service prices.

Internet-Based Graphic Design and Printing

Online commerce provides significant advantages and opportunities to small business customers and consumers seeking high-quality graphic design services and customized print products at affordable prices. These customers do not typically require the high quantity print runs that are required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditional printing methods historically have dissuaded these customers from purchasing high-quality printed products for small business or personal use. We believe that the highly fragmented, geographically dispersed small business and consumer markets for graphic design and printing services is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services and the opportunity to efficiently aggregate individual orders into larger print runs.

We believe that the small business and consumer markets have been underserved by expensive traditional printing and graphic design alternatives. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated graphic design and printing process that can rapidly deliver sophisticated, high-quality printed products while aggregating individual orders to achieve the economies of scale necessary to provide these products at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the entire graphic design and print process, from design conceptualization through finished product shipment. Automation and integration allow us to provide high-quality graphic design and customized print products and services at affordable prices for the small business and consumer markets.

Advanced Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and simultaneously print multiple orders from all over the world. Our design and document creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high-quality printed materials from their home or office. Our pre-press and print production technologies efficiently process and aggregate customer orders, prepare orders for high resolution printing and maintain and manage production, addressing and shipment of these orders. We use our marketing technologies to test changes to our websites and new product offers so as to enhance our offerings and customer value proposition. In addition, as part of the order and checkout process, we automatically generate and display additional products incorporating the customer's design, facilitating the sale of related products and services.

High-Volume, Standardized and Scalable Processes

Our high-volume, standardized, scalable design and print processes are driven by sophisticated proprietary software. Our document and design creation technologies are architected to use the processing power of the customer's computer rather than our servers. This Internet-based architecture makes our applications scalable and offers our customers fast system responsiveness when they are editing their document designs.

Our pre-press and print production technologies for aggregating print jobs are designed to readily scale as the number of print orders received per day increases. As more individual print jobs are received, the similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and product production systems enables us to reach and serve small-scale customers more effectively than our competitors.

Low Cost Operations

With the improvements we have made in automating the entire design and production process, we can print and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. This allows us to produce high-quality, low price products at high margins even though our average order values are low by traditional standards. During the fiscal quarter ended June 30, 2007, we regularly averaged in excess of 19,000 individual customer orders per day, at average order values of approximately $32, with an aggregate cost of revenue as a percentage of revenue of approximately 35%. In comparison, typical local printers handle only a few orders per day, have order values that are significantly higher and operate with significantly higher costs of revenue.

Customer Service

We differentiate our product offerings by giving English-speaking customers live, toll-free telephone customer service to provide a satisfying, service-rich experience founded on interaction with highly trained customer service and design representatives. In addition, we offer e-mail support for customers on all of our websites.

Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites. We attract and retain customers through direct marketing using the Internet, e-mail and other traditional direct marketing methods, and viral and word of mouth marketing. We maintain a global client database to market our new products and services. In addition, we have developed multiple marketing technologies designed to maximize the number of customers actively purchasing from us.

Global Partnerships

We have entered into a variety of strategic partnerships that facilitate access to key markets that we would not be able to reach through direct marketing channels. We focus on cultivating opportunities with strategic importance in the small business, print and office superstore marketplaces. By rapidly developing and deploying custom content print portals, we have built additional capabilities to expand into new strategic partnerships and distribution channels.

International Reach

We have built our service to scale worldwide and use multiple localized websites and different languages to generate demand for our products, serving customers in more than 120 countries. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Value for Customers

We provide our customers with the following benefits:

High-Quality Automated and Customized Graphic Design

Through our proprietary technology we offer a new approach to graphic design, reducing or eliminating the need for purchased software or a professional graphic designer. We provide a simple, quick, and affordable way for customers with no training or experience in graphic arts to produce high-quality, personalized, professional looking graphic designs. Our customers also have access to our proprietary web-based design and editing software that uses algorithms to automatically create

matching design combinations from among over 70,000 high-quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs.

Wide Range of Graphic Design Options

Most customers use our web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and consumer markets, including:

- business cards
- brochures
- data sheets
- envelopes
- flyers
- letterhead
- logo creation
- mailing labels
- newsletters
- presentation folders
- standard and oversized postcards
- mailing services
- design services
- announcements
- calendars
- folded cards
- holiday cards
- invitations
- magnets
- note cards
- note pads
- sticky notes
- return address labels
- rubber stamps
- T-Shirts

Automated Creation of Matching Products

Once a customer has created a design for a particular product, our proprietary software technology can generate and display one or more matching products of possible interest to the customer using the same design elements without requiring the customer to perform any additional design tasks. For example, after a customer designs a business card, our systems can automatically generate and display matching letterhead, envelopes, return address labels, magnets or rubber stamps. A customer can add these additional products to his or her order with a single click.

High-Quality Printing

We use one of the highest quality commercial printing processes in the market. For print jobs in quantities of 250 or more, we typically use state of the art 40-inch offset presses that normally are employed only for long run print jobs, such as high end consumer goods packaging, in which quantities of hundreds of thousands or more are produced. For smaller quantities, we typically employ professional digital printing equipment. By employing principles of world class manufacturing, our rigorous quality assurance systems are designed to ensure that we consistently deliver premium, high-quality products.

Fast Design to Delivery Turnaround

We design, print, process and deliver multiple high-quality customized orders in as little as three days.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on certain of our products and an unconditional guarantee of customer satisfaction.

Our Growth Strategy

We are the leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Our goal is to continue to grow profitably and become the leading online provider of small business marketing solutions. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to address marketing services demand by making available to our customers cost-effective solutions to grow their businesses. In order to accomplish this objective, we intend to execute on the following:

Expand Customer Base

During fiscal year 2007, we expanded our customer base by approximately 3,000,000 new customers. We acquire new customers through direct marketing using the Internet, e-mail, traditional direct mail marketing methods and viral and word of mouth marketing. For English speaking markets, our customer support services are designed to offer our customers a satisfying, rewarding experience based on customer interaction with our customer service and design representatives. We believe that this distinguishes the VistaPrint customer experience from the typical on-line, e-commerce customer experience. We intend to constantly seek ways to facilitate and improve the customer care and design process in an effort to convert a greater percentage of visitors to our websites into customers and to generate additional repeat customers.

Address Additional Markets

We intend to target the following additional business opportunities:

- *Non-US Markets*—For the fiscal year ended June 30, 2007, revenue generated from non-United States websites accounted for approximately 32% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in additional countries worldwide. In January 2007, we opened a marketing office in Barcelona, Spain to focus on the expansion of our European growth initiatives. We intend to continue expansion of our marketing efforts and customer service capabilities. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.
- *Consumer*—Although we expect to maintain our primary focus on the small business market, we believe that our customer support, sales and design services, and low costs, are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to profitably grow our consumer business.
- *Strategic Partnerships*—We intend to develop additional strategic relationships to expand our marketing and sales channels. We have established co-branded or private branded websites and web landing or splash pages with companies in a variety of industries. We seek to use these relationships to market our products and services to customers of these other parties, attract additional customers to our websites, and further promote the VistaPrint brand. We have

also developed a scalable capability to address the market of customers who choose to order customized products and services through retail environments such as office superstores, or small print and copy storefronts.

Increase Sales to Existing Customers

We seek to increase the lifetime value we receive from a customer by expanding our product and service offerings, increasing up-selling and cross-selling efforts and continuing to improve and streamline our design and ordering processes. We currently generate a majority of our revenues from returning customers, and typically realize higher average order values from these customers compared to first time customers. We intend to continue to focus our efforts on improving and integrating the entire customer experience, from the customer's first visit to our website through the customer's receipt of the finished printed product or service. We believe that this direct sales and customer relationship model eliminates inefficiencies and intermediaries that can detract from the overall customer experience and drive up costs, and enables us to more effectively attract and retain customers.

Expand Product and Service Offerings

We launched the VistaPrint.com website in 2000 selling only a limited selection of business cards. Since that time, we have extended our product and service offerings to cover a wide array of additional business and consumer products and services. During fiscal year 2007, we added sticky notes, envelopes, note pads, T-Shirts, mailing services, creative services, and other offerings. In addition, for customers in English-speaking markets, we offer live, telephone based customer support. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract new customers seeking different products and services.

Extend Technology Leadership

We believe that technological innovation and the investment we have made in our technology development efforts have been among the principal drivers of our success to date. We hold 13 United States patents, two European patents and one French patent and have more than 40 patent applications pending in the United States and other countries and have developed extensive amounts of proprietary software. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing our proprietary software technology to maintain that advantage. We have designed our technologies to accommodate planned growth in the number of customer visits, orders, and service and product offerings, with little additional effort other than adding servers and other hardware. We intend to continue to invest in enhancing and refining our existing technologies, creating new technologies, and protecting our proprietary rights. We believe that this investment in technology development will drive further expansion of our service and product offerings, improve the customer's experience in designing and ordering printed products, and improve efficiencies in our production of products and delivery of services.

Enhance Product Quality

By continuously striving to enhance the quality of our products and to manufacture products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and improve our cost efficiencies. We have specifically designed our print manufacturing operations for efficiency and integration with our automated systems. We have implemented rigorous quality controls for our products, but we intend to continue to improve the efficiency and quality of our print manufacturing operations through employee training, technological developments and process improvements.

Our Technology

We have standardized, automated and integrated the graphic design and print process, from design conceptualization to product shipment, through a number of proprietary technologies, including:

Design and Document Creation Technologies

IntelliContent Document Platform is our document model architecture and technology that employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized product design options automatically in real time.

AutoDesign is our software that automatically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and over 70,000 high-quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

VistaDesigner is our Internet-based, remote, real-time, co-creativity and project management application and database that enables customers and VistaPrint design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Pre-Press and Print Production Technologies

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer's design will produce a printed product that is exactly like the graphic design that was displayed in the customer's Internet browser.

VistaBridge is our technology that allows us to efficiently store, process and aggregate thousands of Internet print orders every day. The VistaBridge system automates the workflow into our high-volume offset or digital presses by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single print job. The VistaBridge technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In FY 2007 we averaged in excess of 19,000 orders per day and orders often contain multiple print jobs, which can result in more than 100,000 individual stored jobs awaiting printing. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type of paper, size of paper, color versus black and white, single or double-sided print, delivery date, shipping location, type of printing system being used and type of product. The VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

Split Run Testing Technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate any changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our margins for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our customer value proposition.

VistaMatch automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, if a customer has designed a business card, VistaMatch can automatically generate corresponding letterhead, return address labels, and refrigerator magnets that the customer can add to its order with a single key stroke.

Automated Cross-Sell and Up-Sell permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Customer Recognition/Segmentation allows us to identify an inbound caller by their phone number and match that information to that customer's history from our customer databases. We can then tailor the types of calls that are taken by our customer service and design service agents and appropriately adjust call flow, scripts, up-sell and cross-sell suggestions in an effort to maximize contribution margin per call.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and processes. As of June 30, 2007, more than 100 of our employees were engaged in technology development. Our technology and development expenses were $27.2 million, $15.6 million, and $10.8 million in the years ended June 30, 2007, 2006 and 2005, respectively.

We have designed our infrastructure and technologies to accommodate future growth. We have designed our website technologies to scale to accommodate future growth in the number of customer visits, orders, and product and service offerings, with little additional effort other than adding servers, hardware, and bandwidth. Our document and design creation technologies are architected to utilize the processing power of the customer's computer rather than our servers. This Internet- based architecture makes our applications highly scalable and offers our customers fast system responsiveness when they are editing their document designs. Our pre-press and print production technologies for aggregating print jobs in preparation for printing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the printing equipment and increasing overall system throughput.

Our systems infrastructure, web and database servers are hosted at Cable & Wireless in Bermuda, which provides communication links, 24-hour monitoring and engineering support. Cable & Wireless has its own generators and dual network access points. Our site systems are operated 24 hours a day, seven days a week. We believe this solution is highly scalable by adding relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. For experienced or computer-savvy customers, our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real time design or ordering assistance. Those customers who would like us to prepare designs can call our creative services group and after an initial conversation, quickly receive custom design and copy options.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer's browser program. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;
- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;

- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Design, Sales and Service Customer Experience

We are committed to providing a high level of customer service and support. We offer e-mail support for customers on all of our localized websites. We augment our e-mail support and our online tools with knowledgeable, English speaking, trained service, sales and design support staff.

Our English-language customer support, sales and design center is located in Montego Bay, Jamaica and was staffed by over 240 customer service and design employees as of June 30, 2007. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, we believe our agents and designers provide a service-rich customer experience. Calls typically are answered in less than 30 seconds and our agents are available to provide assistance via telephone five days a week, from 8 a.m. to midnight Eastern time.

Customers that do not want to design themselves or to design online in real-time cooperation with our sales and design personnel can instead call our design services hotline toll-free and receive design services. Our agents are trained to be proficient in the use of our design software tools. Due to our proprietary design tools and low-cost, high-volume service operations, our cost, design time and revision turn around are significantly less than typically available from traditional graphic designers.

We conduct a short interview process with customers during which we gather information regarding the customer's design and copy needs and ideas, the business or social image the customer desires to convey, and other information relevant to the design and copy process. Our designers and copywriters then create customized and professional marketing materials for the customer to review and approve.

Post-Design Check-Out Process

Customers purchasing printed products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. All of our orders require pre-payment, whether by credit or debit card, check, money order or wire transfer. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown images of automatically generated matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, calendar magnets and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order with a single click.

The Print Manufacturing and Delivery Process

As orders are received, we automatically route printing jobs, aggregated by our VistaBridge technology, to the type and location of printing system that is most appropriate and cost efficient for the type of product ordered. Products ordered in quantities of 250 or more, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art

automated, high-volume, four color and eight color offset professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, invitations, return address labels, and magnets, are typically produced on digital presses, although we may print as few as 50 of a given product on offset presses. In almost all cases, individual orders from multiple customers are aggregated to create larger print jobs, allowing multiple orders to be simultaneously produced.

Our proprietary Viper software, sophisticated automation and software from our suppliers combine to integrate and automate the printing process. This includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the print plate creation system at the appropriate printing facility, or, in the case of digital production, directly to the printing press;
- automatic plate loading systems that eliminate all manual steps other than a quick 'toaster like' insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates;
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, the individual product orders are separated using computerized robotic cutting systems, assembled, packaged and addressed using a VistaPrint proprietary software-driven process called "Viper", and shipped to the customer. Viper processes then communicate electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 60 seconds of pre-press, printing and cutting labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high-quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high-quality products.

Sales and Marketing

We employ sophisticated direct marketing technologies and management practices to acquire our customers using the Internet, e-mail, and traditional direct marketing mailings. Through channels such as our own outbound emails and direct URL type-in, we are able to secure orders at low costs. In addition, many of the products that we offer our customers contain the VistaPrint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as IntegraClick and MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs with companies such as UPromise under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links.

In addition, we create co-branded or private branded versions of our websites and web landing or splash pages for companies in a variety of industries. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

We have also developed a scalable capability to address the market of customers who choose to order customized products and services through retail environments such as office superstores, retailers and copy storefronts. With a strong wholesale value proposition, a commitment to quality and service we believe that we are positioned to develop broader and deeper relationships in this space.

Intellectual Property

Protecting our intellectual property rights is part of our strategy for competitive differentiation. We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 13 issued United States patents, two issued European patents, and one issued French patent. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2016 and May 2024. In addition, we currently have more than 40 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving, processing, aggregating and producing multiple individual print jobs and to automated processes for facilitating document creation at a client system.

From time to time, third parties may allege that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have in the past received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide it is appropriate to:

- pay damages;
- discontinue manufacturing, using, or selling particular products subject to infringement claims;
- discontinue using or providing the technology or processes subject to infringement claims;
- develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms.

Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications. If such companies or individuals were to be successful in obtaining such rights, the company or individual may be able to use that patented technology, or license it to others, without paying compensation to us.

The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase expenses. In addition, if we alter or discontinue our production of affected items, our revenue could be negatively impacted.

We have commenced in the past, and we expect to commence again in the future, litigation against third parties to enforce patents issued to us or to determine the scope and validity of third-party proprietary rights. For instance, in May 2007, we filed a lawsuit in Federal District Court in Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by us, and since that time have expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. Similarly, in July 2006 we brought litigation in the Dusseldorf Germany District Court alleging infringement by print24 GmbH and unitedprint.com AG of a German patent owned by us.

Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. If we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to use or provide a particular service or technology or sell a particular product or family of products, due to an injunction, or we may have to pay material amounts of damages, which could in turn negatively affect our results of operations. Even if we are successful in our initial litigation efforts, rulings in our favor may be overturned in the future in a court of appeals. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

Our primary brand is "VistaPrint." We hold trademark registrations for the VistaPrint trademark in 16 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and related names. Most of our localized sites use local country code domain names, such as VistaPrint.it for our Italian site.

Competition

The market for graphic design and print services is large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, print quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high-quality design, print and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- self-service desktop design and publishing using personal computer software such as Broderbund PrintShop, together with a laser or inkjet printer and specialty paper;
- traditional printing and graphic design companies;
- office supplies and photocopy retailers such as Office Depot, FedEx Kinko's, and Staples;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow; and
- other online printing and graphic design companies. We are aware of dozens of online print shops that provide printing products and services similar to ours. Further, we are aware of many online businesses that offer some limited custom printing services.

The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic alliances to provide graphic design and printing services with larger, more established and well-financed companies. Some of our competitors may be able to enter into these alliances on more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products and services that may compete with the products and services that we market. New technologies and the expansion of existing technologies, such as websites, e-mails and electronic files, which may serve as substitutes for printed products, may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. We do not currently provide individual personal information regarding our users to third parties without the user's permission.

Employees

As of June 30, 2007, we had 992 full-time employees, of which 370 were employed in Lexington, Massachusetts, United States; 80 in Venlo, the Netherlands; 234 in Windsor, Ontario, Canada; 44 in Barcelona, Spain, and 264 in Montego Bay, Jamaica In addition, as of June 30, 2007, we also

employed approximately 120 temporary employees at our manufacturing facilities, most of whom were employed full time by us for at least six months. None of our employees are represented by a labor union or covered by a collective bargaining agreement; however, we are required to provide 78 of our employees in our Venlo facility with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and employees in our Barcelona office compensation and benefits equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are good.

Our Corporate Information

VistaPrint Limited is incorporated under the laws of Bermuda. We maintain a registered office in Bermuda at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 295-2244. VistaPrint Corporation, the immediate predecessor to VistaPrint Limited, was incorporated in Delaware in January 2000 and was amalgamated with VistaPrint Limited on April 29, 2002. VistaPrint.com S.A., the predecessor to VistaPrint Corporation, was incorporated in France in 1995 and was merged into VistaPrint Corporation in January 2002.

Available Information

We are registered as a reporting company under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the Securities and Exchange Commission, or the Commission, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as required by the Exchange Act and the rules and regulations of the Commission. We refer to these reports as Periodic Reports. The public may read and copy any Periodic Reports or other materials we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the Commission maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as VistaPrint Limited, that file electronically with the Commission. The address of this website is *http://www.sec.gov*. We make available, free of charge, on or through our Internet websites our Periodic Reports and amendments to those Periodic Reports as soon as reasonably practicable after we electronically file them with the Commission. The address of our United States' website is *www.vistaprint.com*.

Item 1A. *Risk Factors*

We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the Commission, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those contained in forward looking statements made in this Annual Report on Form 10-K and in our public statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, including purchased search results from online search engines, e-mail, telesales, and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We promote our products and special offers through e-mail, telesales, and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain an effective means of reaching small businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new and repeat customers would be harmed, traffic to our websites would be reduced and our business and results of operations would be harmed.

Purchasers of graphic design services and printed products may not choose to shop online, which would prevent us from acquiring new customers which are necessary to the success of our business.

The online market for graphic design services and printed products is less developed than the online market for other business and consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

- concerns about buying graphic design services and printed products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the VistaPrint brand, which would prevent us from acquiring new customers and increasing revenues.

Since our products and services are sold primarily through our websites, the success of our business depends upon our ability to attract new and repeat customers to our websites in order to increase business and grow our revenues. For this reason, a primary component of our business strategy is the continued promotion and strengthening of the VistaPrint brand. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products and services on the Internet, we face significant competition in the graphic design and printing markets from printing suppliers who also seek to establish strong brands. If we are unable to

successfully promote the VistaPrint brand, we may fail to significantly increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to seek to attract customers to our websites. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with high-quality customer experiences for any reason, our reputation would be harmed and our efforts to develop VistaPrint as a trusted brand would be adversely impacted. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We are dependent upon our own printing facilities for the production of printed products sold to our customers and any significant interruption in the operations of these facilities or any inability to increase capacity at these facilities would have an adverse impact on our business.

We produce all of our printed products internally at our facilities in Windsor, Ontario, Canada and Venlo, the Netherlands. We have been operating our Canadian facility since May 2005 and our Dutch facility since January 2004. We seek to ensure that we can satisfy all of our production demand from our facilities, including at periods of peak demand, while maintaining the level of product quality and timeliness of delivery that customers require. If we are unable to meet demand from our own facilities or to successfully expand those facilities on a timely basis to meet customer demand, we would likely attempt to turn to an alternative supplier to supplement our production capacity. However, an alternative supplier may not be able to meet our requirements on a timely basis or on commercially acceptable terms, if at all. If we are unable to fulfill orders in a timely fashion at a high level of product quality through our facilities and are unable to find a satisfactory supply replacement, our business and results of operations would be substantially harmed.

We have incurred operating losses in the past and may not be able to sustain profitability in the future.

We experienced significant operating losses in each quarter from our inception in 1995 through March 1998 and in each quarter from June 1999 through June 2001. As the result of a charge of $21 million related to the termination of our exclusive supply agreement with Mod-Pac Corporation, we experienced a significant loss in the quarter ended September 30, 2004, which caused a significant loss for the year ended June 30, 2005. If we are unable to produce our products and provide our services at commercially reasonable costs, if revenues decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Changes in stock based compensation accounting rules have had and are expected to continue to have an adverse affect on our operating results.

We use options to acquire our common shares and other equity based awards to attract, motivate and retain our employees in a competitive market for talent. Statement of Financial Accounting

Standards No. 123, Accounting for Stock-Based Compensation, allowed companies the choice of either using a fair value method of accounting for stock awards that would result in expense recognition for all such awards granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, with a pro forma disclosure of the impact on net income (loss) of using the fair value method of accounting for stock based awards. Prior to our adoption of FASB Statement No. 123(R), "Share Based Payment," or Statement 123(R), on July 1, 2005, we had elected to apply APB 25 and accordingly we generally did not recognize any expense with respect to employee options to acquire our common shares in periods ended on or prior to June 30, 2005 as long as such options were granted at exercise prices equal to the fair value of our common shares on the date of grant.

Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. This cost is measured based on the fair value of the equity instruments issued. We adopted Statement 123(R) on July 1, 2005, which was the first day of our 2006 fiscal year. The adoption of Statement 123(R) had an adverse affect on our operating results for the fiscal year ended June 30, 2007. We expect that we will continue to use share based compensation awards to attract, motivate and retain our employees. Therefore, we expect the resulting share-based compensation expense will continue to increase, which will continue to adversely affect our operating results in future periods as compared to periods ended on or prior to June 30, 2005.

Our quarterly financial results may fluctuate which may lead to volatility in our share price.

Our future revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly operating results to fluctuate include, among others:

- demand for our services and products;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and encourage repeat purchases;
- business and consumer preferences for printed products and graphic design services;
- shifts in product mix toward lower gross margin products;
- investment decisions by management made in relation to our performance against targeted earnings per share levels;
- our ability to manage our production and fulfillment operations;
- currency fluctuations, which affect not only our revenues but also our costs;
- the costs to produce our products and to provide our services;
- our pricing and marketing strategies and those of our competitors;
- improvements to the quality, cost and convenience of desktop printing;
- costs of expanding or enhancing our technology or websites;
- compensation expense and charges related to our awarding of share-based compensation; and
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

In addition, management investment decisions may lead to fluctuations in our quarterly financial results. We currently plan to invest annual earnings per share We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases and various

personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the factors cited above, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common shares may fall.

The graphic design and printing markets are intensely competitive and we may be unsuccessful in competing against current and future competitors, which could result in price reductions and/or decreased demand for our products.

The printing and graphic design industries are intensely competitive, with many existing and potential competitors, and we expect competition for online graphic design services and printed products to increase in the future. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. The graphic design and printed product markets traditionally are highly fragmented and geographically dispersed. The increased use of the Internet for online commerce and other technical advances have allowed traditional providers of graphic design services and printed products to improve the quality of their products and services, produce those products and deliver those services more efficiently and reach a broader purchasing public. Current and potential competitors include:

- self-service desktop design and publishing using a combination of (1) software such as Microsoft Publisher, Microsoft Word and Broderbund PrintShop; (2) desktop printers or copiers and (3) specialty paper supplies;
- traditional printing and graphic design companies;
- providers of technologies, such as websites, e-mail and electronic files, which may act as a substitute for printed materials;
- office supplies and photocopy companies such as Office Depot, FedEx Kinko's, and Staples;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow International; and
- other online printing and graphic design companies.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation and Business Cards Tomorrow International sell printed products through office superstores such as Staples and Office Depot.

Some of our competitors who either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

Our failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services has been sensitive to price. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenues and net income. We offer free products and services as a means of attracting customers and we offer substantial pricing discounts as a means of encouraging repeat purchases. Such free offers and discounts may not result in an increase in revenues or the optimization of profits. In addition, many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, our business and results of operations will suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other more costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenues, prevent us from maintaining or increasing profitability and harm our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, our revenues could decline and our business may suffer. The cost of purchased search listing advertising is rapidly increasing as demand for these channels continues to grow quickly, and further increases could have negative effects on our profitability. In addition, many of our competitors purchase the term "VistaPrint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. European courts have, in certain cases, upheld the rights of trademark owners to prevent such practices in certain European jurisdictions. However, U.S. courts have not sided with the trademark owners in cases involving U.S. search engines, and Google has refused to prevent companies from purchasing trademarked terms belonging to other parties. As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search on the term "VistaPrint" on U.S. search engines.

Various private 'spam' blacklisting or similar entities have in the past, and may in the future, interfere with our e-mail solicitation and the operation of our websites and our ability to conduct business.

We depend primarily on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or 'spam'. Some of these entities maintain 'blacklists' of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those companies and individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company's Internet protocol addresses are listed by a blacklisting

entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with one or more blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites or to send commercial e-mail solicitations, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, all of which could have a material negative impact on our business and results of operations.

Interruptions to our websites, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, printing production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or customer service operations could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may experience temporary interruptions in our business operations for a variety of reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and other events beyond our control. In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions that could have a devastating impact on our facilities and operations.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults in our websites that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology, infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial

financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our printing production equipment may prevent the production of orders and interfere with our ability to fulfill orders. Substantially all of our production operations are performed in two facilities: our Dutch printing facility serving European and Asia-Pacific markets and our Windsor, Ontario facility serving North American markets.

We do not presently have redundant systems operational in multiple locations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

Our customers create products that incorporate images, illustrations and fonts which we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the designs and products we offer are the copyrighted property of other parties used by us under license agreements. If one or more of these licenses were to be terminated, the amount and variety of content available on our websites would be significantly reduced. In such event, we could experience delays in obtaining and introducing substitute materials and substitute materials might be available only under less favorable terms or at a higher cost, or may not be available at all.

If we are unable to market and sell products and services beyond our existing target markets and develop new products and services to attract new customers, our results of operations may suffer.

We have developed products and services and implemented marketing strategies designed to attract small business owners and consumers to our websites and encourage them to purchase our products. We believe we will need to address additional markets and attract new customers to further grow our business. To access new markets and customers we expect that we will need to develop, market and sell new products and additional services that address their needs. To access new markets, we also intend to continue expansion of our marketing efforts and customer service outside of the United States and to continue to introduce localized websites in different countries and languages. In addition, we intend to focus on developing new strategic relationships to expand our marketing and sales channels, including co-branded website and retail in-store offerings. Any failure to develop new products and services, expand our business beyond our existing target markets and customers, and address additional market opportunities, could harm our business, financial condition and results of operations.

The development of our business since the launch of the VistaPrint.com website in April 2000 has been attributable to organic growth, but in the future we may choose to undertake acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

Our business and our customer base have been built through organic growth. Key components of our business strategy include, among others, expanding our customer base, targeting additional markets and business opportunities, and expanding our product and service offerings. To execute our expansion strategy, we expect that we will selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share. We do not have any experience making acquisitions. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all, and, in the case of equity financings, would result in dilution to our shareholders and, in the case of debt financings, may subject us to covenants restricting the activities we undertake in the future. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired businesses, technologies or services effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel including, in particular, Robert S. Keane, our Chairman, President and Chief Executive Officer, Janet Holian, our Chief Marketing Officer, Wendy Cebula, our Chief Operating Officer, Anne S. Drapeau, our Chief People Officer and Harpreet Grewal, our Chief Financial Officer. None of these executives are a party to an employment agreement with VistaPrint, and therefore may cease their employment with us at any time with no advance notice. The loss of one or more of these key employees may significantly delay or prevent the achievement of our business objectives. Although we have generally been successful in our recruiting efforts to date, we face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

If we are unable to manage our growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

We have rapidly grown to approximately 992 permanent employees as of June 30, 2007. As of June 30, 2007, we also had over 120 temporary employees, most of whom were employed on a continuous basis for six months or more. We have website operations, offices, marketing and production facilities and customer support centers in Bermuda, the United States, the Netherlands, Spain, Jamaica and Canada, and we expect to open offices in additional countries in the future. Our growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in at least six countries.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and

controls. If we are unable to manage future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

The United States government may substantially increase border controls and impose restrictions on cross-border commerce that may substantially harm our business.

For the fiscal year ended June 30, 2007, we derived 68% of our revenue from sales to customers made through our United States website. We produce printed products for our United States customers at our Windsor, Ontario facility. Restrictions on shipping goods into the United States from Canada pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. We have from time to time experienced significant delays in bringing our manufactured products into the United States as a result of these controls, which has, in some instances, resulted in delayed delivery of orders. The United States also has in the past imposed protectionist measures, such as tariffs, that limit free trade. If the United States were to impose further border controls and restrictions, impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada to the United States, we may have greater difficulty shipping products into the United States or be foreclosed from doing so, experience shipping delays, or incur increased costs and expenses, all of which would substantially impair our ability to serve the United States market and harm our business and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be negatively impacted.

We have a limited history of managing operations in multiple countries. From 2001 to 2004, all of our business was conducted from one facility located in the United States and from our website operations in Bermuda. Since that time, we have expanded our business to include operations in six different countries. For example, we operate printing facilities in Venlo, the Netherlands and Windsor, Ontario, Canada, a customer support, sales and service, and graphic design center in Montego Bay, Jamaica, website operations in Devonshire, Bermuda, a marketing office in Barcelona, Spain, and technology development, marketing, finance and administrative operations in Lexington, Massachusetts, United States. We have localized websites to serve many additional international markets. For the fiscal year ended June 30, 2007, we derived 32% of our revenue from our non-United States websites. We are subject to a number of risks and challenges that specifically relate to our international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. We also have limited experience in confronting and addressing the risks and challenges we face in operating in several countries. These risks and challenges include:

- fluctuations in foreign currency exchange rates that may increase the United States dollar cost of, or reduce United States dollar revenue from, our international operations;
- difficulty managing operations in, and communications among, multiple locations and time zones;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;
- failure to properly understand and develop graphic design content and product formats appropriate for local tastes;

- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations and our trademarks.

As of June 30, 2007, we held 13 issued United States patents, two issued European patents and one issued French patent and we had more than 40 patent applications pending in the United States and other countries. We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. For example, administrative opposition proceedings asking the European Patent Office to reconsider the allowance of our European patent relating to certain downloadable document design programs and methods were filed in 2005 and remain pending. Any such claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is "VistaPrint." We hold trademark registrations for the VistaPrint trademark in the United States, the European Union, Canada, Japan and various other jurisdictions. Our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future "Vista" into their company, product or service names, such as Microsoft Corporation's decision to name its most recently released operating system "Microsoft Vista." There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term VistaPrint or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

A third party may sue us for infringing its intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have, in the past, received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts from growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations or may prevent or delay our acquisition by a third party. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney's fees. Additionally, if we are found to have willfully infringed a third parties' patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies important to the operation of our business would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

For instance, in May 2007, we initiated litigation in Federal District Court in Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by us, and since that time have expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. The defendants have denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents. Similarly, in July 2006 we filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants of one of our European patents. In response to our infringement claim, print24 GmbH filed a patent nullification action against us in June 2007 in German Patent Court in relation to the same European patent at issue in our infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf found in our favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of our requested injunction and ordering the defendants to pay damages for past infringement. The Court's ruling is scheduled to go into effect in early September 2007, subject to appeal by the defendants. Print24's nullification action against us in German Patent Court remains outstanding.

We sell our products and services primarily through our websites and our inability to acquire or maintain domain names for our websites could result in the loss of customers which would substantially harm our business and results of operations.

We sell our products and services primarily through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and similar names with alternate URL names, such as .net, .de and .co.uk. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name VistaPrint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales or other taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and value added and similar taxes in certain jurisdictions. However, one or more jurisdictions or countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more governments, including any country in which we do business or sub-federal authorities such as states in the United States, that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet in the United States. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states in the United States, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court's current position regarding state and local taxation of Internet sales, or if any of these initiatives were adopted to address the Supreme Court's constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenue. A substantial amount of our business is derived from customers in the European Union, whose tax environment is also complex and subject to changes that would be adverse to our business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet and e-commerce could substantially harm our business and results of operations.

Due to our dependence on the Internet for most of our sales, regulations and laws specifically governing the Internet and e-commerce may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations, including the taxation of sales through the Internet, may impede the growth of e-commerce and our ability to compete with traditional graphic designers and printers, as well as desktop printing products. These regulations and laws may cover taxation, as well as restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of applicable laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

If we were required to review the content that a customer incorporates into a product and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations.

We derive a portion of our revenues from offers made to customers by third parties who have had their business practices challenged in the past, and if the business practices of these third parties are challenged in the future, our reputation could be adversely affected and we may lose revenue.

For the fiscal year ended June 30, 2007, we derived less than 10% of our revenues from order referral fees paid to us by third party merchants for customer click-throughs, order fulfillment and other forms of co-marketing arrangements. Some of these third parties offers are for memberships in discount programs or similar promotions to customers who have purchased products from us and we receive a payment from the third party for every customer that accepts the promotion. Certain of these

membership discount programs have been the subject of consumer complaints and litigation alleging that their enrollment and billing practices violate various consumer protection laws or are otherwise deceptive. For example, various state attorney generals have brought consumer fraud lawsuits against certain of these parties asserting that the parties have not adequately disclosed the terms of their offers and have not obtained proper approval from consumers before billing the consumers' bank account or credit card. Some consumers have brought individual or class action complaints alleging similar misconduct. We have from time to time received complaints from customers regarding these programs. Claims or actions that may be brought against us in the future related to these relationships could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships, which would have an adverse affect on our results of operations. In addition, through these relationships, we offer promotions and memberships that are branded as VistaPrint promotions and memberships which could result in an increased likelihood of our becoming involved in litigation or claims brought against these third parties. Even if we were successful in defending against these claims, such a defense may result in distraction of management. In addition, customer dissatisfaction or a termination of these relationships could have a negative impact on our brand, revenues and profitability.

Our practice of offering free products and services could be subject to judicial or regulatory challenge which, if successful, would hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer—we have in the past, and may in the future, be subject to claims from individuals or governmental regulators in the United States and other countries that our free offers are misleading or do not comply with applicable legislation or regulation. For example, one of our subsidiaries and our predecessor corporation were named as defendants in a class action lawsuit alleging that the shipping and handling fees we charged in connection with our free business card offer violated sections of the California Business and Professions Code that limit the amount that may be charged for shipping and handling in connection with a prize or gift. In addition, customers and competitors have filed complaints with governmental and standards bodies in other jurisdictions claiming that customers were misled by the terms of our free offers. Our free product offers could be subject to additional challenges in the future. If we are subject to further actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect confidential information of our customers and our network against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We retain our customers' credit card information for a limited time following a purchase of products for the purpose of issuing refunds. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments, among other factors, may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brand and expose us to a

risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Corporate Structure

Non-Bermuda tax authorities may tax some or all of VistaPrint Limited's income, which would increase our effective tax rate and adversely affect our earnings.

VistaPrint Limited is organized in Bermuda and conducts business through operations within Bermuda. Bermuda does not currently impose income taxes on our operations. Management services for VistaPrint Limited are provided to VistaPrint Limited by employees of our United States subsidiary, who are all based in the United States. We have endeavored to structure our business so that all of our non-Bermuda operations are carried out by our local subsidiaries and VistaPrint Limited's business income is, in general, not subject to tax in these non-Bermuda jurisdictions, such as Jamaica, the United States, Canada, Spain or the Netherlands. VistaPrint Limited has filed tax returns on the basis that it is not engaged in business in these non-Bermuda jurisdictions. Many countries' tax laws, including but not limited to United States tax law, do not clearly define activities that constitute being engaged in a business in that country. The tax authorities in these countries could contend that some or all of VistaPrint Limited's income should be subject to income or other tax or subject to withholding tax. If VistaPrint Limited's income is taxed in jurisdictions other than Bermuda, such taxes will increase our effective tax rate and adversely affect our results of operations.

United States corporations are subject to United States federal income tax on the basis of their worldwide income. Foreign corporations generally are subject to United States federal income tax only on income that has a sufficient nexus to the United States. On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, foreign corporations that after March 4, 2003 complete the acquisition of substantially all of the properties of a United States corporation and that meet certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The amalgamation of our predecessor U.S. corporation with VistaPrint Limited occurred in April 2002. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a foreign corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA as currently enacted apply to VistaPrint Limited, but there can be no assurance that the United States Internal Revenue Service will not challenge this position or that a court will not sustain any such challenge. Furthermore, at various times during 2007 there were legislative proposals in the U.S. Congress which, if enacted into law, would retroactively change the March 4, 2003 AJCA measurement date to March 20, 2002. A successful challenge by the Internal Revenue Service, or a change of the March 4, 2003 date in the AJCA to an earlier date, could result in VistaPrint Limited being subject to tax in the United States on its worldwide income, which would increase our effective rate of tax and adversely affect our earnings.

Regardless of the application of AJCA to VistaPrint Limited, the U.S. Internal Revenue Service could assert that an insufficient amount of tax was paid to the United States federal government in

connection with the formation of VistaPrint Limited, such that additional federal income tax is due currently, and potentially on an ongoing basis for years subsequent to the formation. A successful assertion of this position by the Internal Revenue Service could result in an overall tax rate substantially higher than the rate reflected in our financial statements.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among VistaPrint Limited and its subsidiaries. These agreements establish transfer prices for printing, marketing, management, technology development and other services performed for VistaPrint Limited. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length. With the exception of our Dutch operations, our transfer pricing procedures are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer pricings or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability to us, which would adversely affect our earnings.

We will pay taxes even if we are not profitable on a consolidated basis which would cause increased losses and further harm to our results of operations.

The intercompany service and related agreements among VistaPrint Limited and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the VistaPrint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in some prior periods, this structure will increase our consolidated losses and further harm our results of operations.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our common shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their common shares. Under the PFIC rules, unless U.S. holders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

We believe that we were not a PFIC for the tax year ended June 30, 2007 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our common shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

Each "10% U.S. Shareholder" of a foreign corporation that is a "controlled foreign corporation," or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A foreign corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation or more than 50% of the total value of all stock of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through foreign entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC.

We are incorporated under the laws of Bermuda, and the majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are incorporated under the laws of Bermuda, and over 90% of our assets are located outside of the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. In addition, our bye-laws provide that in the event any governmental authority imposes any liability upon us in respect of any shares registered in our share register, dividends, bonuses or other monies paid to a shareholder or in other circumstances, including liabilities resulting from the death of the shareholder, failure by the shareholder to pay any taxes or failure to pay estate duties, the shareholder will fully indemnify us from all liability arising in connection therewith.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Directors and officers may owe duties to a company's creditors in cases of impending insolvency. Directors and officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any material contract or proposed material contract with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director or officer may be liable jointly and severally with other directors or officers if it is shown that the director or officer knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director or officer will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director or officer for the matter in question, in light of the nature of the conduct of the director or officer and the extent of the causal relationship between his conduct and the loss suffered.

Our bye-laws provide that we will indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud, against us or any of our officers or directors.

Anti-takeover provisions in our charter documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

- a classified board of directors;

- the ability of our board of directors to issue undesignated shares without shareholder approval, which could be used to institute a "poison pill" that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;
- limitations on the removal of directors; and
- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings.

In addition, the foregoing factors may prevent or delay our acquisition by a third party, even though such transaction may be in the best interests of our shareholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our registered office is in Hamilton, Bermuda. We have constructed two computer integrated manufacturing print facilities for the production of our products. Our 160,000 square foot facility located near Windsor, Ontario, Canada services the North American market. Our 54,000 square foot facility located in Venlo, the Netherlands services markets outside of North America and we have recently begun an approximately 77,000 square foot expansion of this facility. Our technology development, marketing, finance and administrative offices are located outside of Boston, Massachusetts, United States. We operate a customer design, sales and service center in Montego Bay, Jamaica. We operate our European marketing office in Barcelona, Spain. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda.

We own the real property associated with our printing facilities in the Netherlands and Canada. The real property and facilities we own are listed below:

Location	Square Feet	Type
Venlo, the Netherlands	54,000	Manufacturing and office
Windsor, Ontario, Canada	160,000	Manufacturing and office

We have recently begun the expansion of our Venlo, the Netherlands, facility. It is currently anticipated that such expansion will increase the overall size of that facility to approximately 131,000 square feet.

The properties we lease are listed below:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	163,000	Office	April 26, 2017
Montego Bay, Jamaica	20,000	Office and design, sales and service center	April 30, 2009
Montego Bay, Jamaica	5,000	Office and training and quality assurance facility	Month-to-month
Barcelona, Spain	19,000	Office	December 31, 2011

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. ***Legal Proceedings***

One of our subsidiaries and our predecessor corporation were named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court on September 14, 2004. The complaint alleged that the shipping and handling fees we charged for free products were excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005 and, on June 17, 2005, gave final approval to the settlement. Under the terms of the settlement, we agreed to change the term 'shipping and handling' to 'shipping and processing' on our websites, to provide all class members who purchase free business cards from us for a two year period the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs' counsel. In August 2005, an objector to the settlement filed an appeal of the court's final approval of the settlement. On February 28, 2007, the California Court of Appeals ruled in our favor, affirming the Superior Court's final approval of the settlement. The period for the objector to appeal the Court of Appeals' decision passed without any appeal being filed, and the settlement became effective on April 9, 2007.

On July 27, 2006, our wholly-owned subsidiary VistaPrint Technologies Limited filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of VistaPrint's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, print24 GmbH filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in VistaPrint's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in VistaPrint's favor on the underlying infringement claim against print24 and its co-defendants, granting the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf Court's ruling is scheduled to go into effect on August 30, 2007, subject to appeal by the defendants. We are unable to express an opinion as to the likely outcome of any appeal by print24 and its co-defendants of the Düsseldorf Court's ruling in the infringement action. print24's nullification action in the German Patent Court remains outstanding, in its earliest stages, and we are unable to express an opinion as to the likely outcome of such action.

On May 14, 2007, VistaPrint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by VistaPrint Technologies Limited related to browser-based tools for online product design. We are seeking an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The lawsuit is in its early stages and we are unable to express an opinion as to the likely outcome.

We are involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect our results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Item 4. *Submission of Matters to a Vote of Security Holders*

We held a Special Meeting of Shareholders on May 15, 2007. Our shareholders approved the following proposal by the votes specified below.

Proposal 1—To approve our Amended and Restated 2005 Equity Incentive Plan.

Votes For	Votes Against	Abstain
27,149,420	9,596,206	44,695

The Amended and Restated 2005 Equity Incentive Plan, which we refer to as the 2005 Plan, amended and restated our 2005 Equity Incentive Plan in order to, among other things: (i) increase the number of common shares available for issuance under the 2005 Plan by 3,900,000 shares, from an aggregate of 3,483,736 shares to an aggregate of 7,383,736 shares, and eliminate the formula for automatic increases in the shares available for issuance under the 2005 Plan; (ii) reduce the number of common shares available for issuance under the 2005 Plan by 1.56 common shares for each share subject to any restricted share award, restricted share unit or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the common shares on the date of grant; (iii) require that the exercise price of any share option or share appreciation right granted under the 2005 Plan be at least 100% of the fair market value of the common shares on the date of grant; (iv) limit the term of any share option or share appreciation right to a maximum period of ten years; (v) provide that shares underlying outstanding awards under our Amended and Restated 2000-2002 Share Incentive Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised in full will no longer become available for the grant of new awards under the 2005 Plan; and (vi) prohibit the repricing of any share options or share appreciation rights without shareholder approval.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common shares began trading under the symbol "VPRT" on the NASDAQ Global Market on September 30, 2005. The following table sets forth, for the periods indicated, the high and low sale price per share of our common shares on The NASDAQ Global Market:

	High	Low
Fiscal 2006:		
First Quarter (September 30, 2005 only)	$15.71	$12.01
Second Quarter	$22.83	$14.00
Third Quarter	$37.75	$22.36
Fourth Quarter	$36.45	$25.80
Fiscal 2007:		
First Quarter	$27.09	$20.62
Second Quarter	$36.94	$24.56
Third Quarter	$43.30	$32.55
Fourth Quarter	$41.51	$35.31
Fiscal 2008:		
First Quarter (through August 24, 2007)	$42.45	$29.60

As of August 24, 2007, there were 60 holders of record of our common shares.

We have never paid or declared any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. We did not sell any equity securities that were not registered under the Securities Act of 1933 in the fourth quarter of fiscal 2007. We did not repurchase any equity securities in fiscal 2007.

In our initial public offering, we sold 5,500,000 common shares and certain of our shareholders sold an aggregate of 6,018,320 common shares, at an initial public offering price of $12.00 per share. We received net proceeds of approximately $61.4 million (after underwriters' discounts of $4.6 million). We incurred additional, related expenses of approximately $1.6 million, resulting in proceeds, after expenses, to us of approximately $59.8 million. As of August 28, 2007, we had not utilized any of the net proceeds from the offering. We may use the net proceeds to fund construction and expansion of our printing facilities and other operations, possible acquisitions and investments, and working capital, capital expenditures and other general corporate purposes. Pending these uses, we have invested the funds in asset-backed, short-term investment grade and government securities.

Item 6. *Selected Consolidated Financial Data*

The selected consolidated financial data set forth below as of June 30, 2007 and 2006, and for the years ended June 30, 2007, 2006 and 2005 are derived from our audited financial statements and included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data as of June 30, 2005, 2004 and 2003 and for the years ended June 30, 2004 and 2003 are derived from our audited financial statements not included in this Annual Report on Form 10-K.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on

Form 10-K. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss/income per common share. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 255,933	$ 152,149	$ 90,885	$ 58,784	$35,431
Cost of revenue	89,971	49,858	36,528	23,837	15,024
Technology and development expense	27,176	15,628	10,839	8,515	4,897
Marketing and selling expense	87,887	51,174	32,372	19,138	11,901
General and administrative expense	23,694	16,624	5,813	3,968	2,485
Loss on contract termination	—	—	21,000	—	—
Income (loss) from operations	27,205	18,865	(15,667)	3,326	1,124
Interest income	4,691	2,903	293	126	42
Other income (expense), net	(45)	(494)	(371)	(79)	54
Interest expense	1,828	1,256	390	83	—
Income (loss) from operations before income taxes	30,023	20,018	(16,135)	3,290	1,220
Income tax provision (benefit)	2,880	783	84	(150)	747
Net income (loss)	$ 27,143	$ 19,235	$ (16,219)	$ 3,440	$ 473
Net income (loss) attributable to common shareholders:					
Basic	$ 27,143	$ 16,889	$ (21,032)	$ 384	$ 51
Diluted	$ 27,143	$ 19,235	$ (21,032)	$ 414	$ 52
Basic net income (loss) per share	$ 0.64	$ 0.51	$ (1.85)	$ 0.03	$ 0.00
Diluted net income (loss) per share	$ 0.60	$ 0.45	$ (1.85)	$ 0.03	$ 0.00
Shares used in computing basic net income (loss) attributable to common shareholders per share	42,445,991	33,147,287	11,358,575	11,014,842	11,609,068
Shares used in computing diluted net income (loss) attributable to common shareholders per share	45,364,257	42,624,689	11,358,575	12,539,644	12,182,176
Share-based compensation	$ 8,765	$ 4,850	—	—	—

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Capital expenditures	$ (62,845)	$ (24,929)	$(18,629)	$(13,374)	$(1,571)
Development of software and website	(4,189)	(2,656)	(1,908)	(3,523)	(2,570)
Depreciation and amortization	14,874	7,786	5,902	4,209	2,103
Cash flows from operating activities	54,240	34,637	(6,671)	9,169	3,993
Cash flows from investing activities	(62,177)	(71,410)	(20,537)	(18,080)	(4,478)
Cash flows from financing activities	12,716	74,851	33,534	25,802	406

	As of June 30,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated balance sheet data:					
Cash and cash equivalents	$ 69,464	$ 64,653	$ 26,402	$ 20,060	$ 3,149
Marketable securities	38,578	43,474	—	—	—
Property, plant and equipment, net	106,192	50,311	29,913	14,333	1,891
Working capital	82,999	90,201	13,670	12,620	(2,427)
Total assets	234,853	171,392	65,986	42,007	9,610
Accrued expenses and deferred revenue	23,149	15,640	11,125	6,155	2,877
Total long-term obligations, less current portion	21,772	23,046	15,696	5,816	125
Series A redeemable convertible preferred shares	—	—	13,556	13,430	14,557
Series B redeemable convertible preferred shares	—	—	57,880	30,505	—
Total shareholders' equity (deficit)	176,060	123,984	(38,069)	(17,072)	(11,280)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Overview

We are the leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Since the launch of our website in May 2000, we have served over 10,000,000 paying customers in more than 120 countries. We offer a broad spectrum of products and services ranging from business cards, brochures and invitations to mailing and creative services. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products and services, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. Our value proposition has allowed us to successfully penetrate the large, fragmented and geographically dispersed small business and consumer markets.

We maintain a registered office in Hamilton, Bermuda and our websites are hosted in secure co-location facilities in Devonshire, Bermuda. We own and operate printing facilities in Windsor, Ontario, Canada and in Venlo, the Netherlands, and we operate a customer design, sales and service center in Montego Bay, Jamaica. In January 2007, we opened a European marketing office in Barcelona, Spain. Our technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States.

Revenue. For the fiscal years ended June 30, 2007, 2006 and 2005, our revenue was $255.9 million, $152.1 million and $90.9 million, respectively. We generate revenues primarily from the printing and shipment of customized printed products. Revenue is recorded net of a reserve for estimated refunds. Customers place orders via our websites and pay primarily using credit cards. In addition, we receive payment for some orders through direct bank debit, wire transfers and other payment methods. We also generate revenue from order referral fees, revenue share and other fees paid to us by merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the merchants we offer to our customers on our website. Unlike printed products that we manufacture ourselves, these third party referral offerings do not require physical production by us and have minimal corresponding direct cost of revenue. For the fiscal years ended June 30, 2007, 2006 and 2005, we generated approximately $20.5 million, $13.1 million and $5.6 million, respectively, of our revenue from these third party referral fees. A portion of our revenue are derived from repeat purchases from our existing customers. This recurring component of our revenue has grown to 63% of revenue for the fiscal year ended June 30, 2007 as compared to 62% of revenue for the fiscal year ended June 30, 2006. To understand our revenue trends, we monitor several key metrics including:

- *Website sessions.* A session is measured each time a computer user visits a VistaPrint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

- *Conversion rates.* The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.
- *Average order value.* Average order value is total bookings revenue for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing total revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and profitability. While we continually seek and test ways to increase revenue, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are usual and expected. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Cost of Revenue. Cost of revenue consists of materials used to generate printed products, payroll and related expenses for printing personnel, supplies, depreciation of equipment used in the printing process, shipping charges and other miscellaneous related costs of products sold by us.

We believe that the vertical integration of our manufacturing operations is a strategic differentiator for our business model. In January 2004, we opened our European production facility in Venlo, the Netherlands and in April 2005, we opened a second production facility near Windsor, Ontario, Canada. Prior to February 2004, we purchased all of our printed products from our third party print provider, Mod-Pac Corporation, under a ten year exclusive supply agreement. The supply agreement provided that Mod-Pac would serve as our exclusive print supplier for all orders shipped to North America with pricing based on Mod-Pac's costs plus a fixed percentage markup. The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer.

On July 2, 2004, we entered into a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements with Mod-Pac as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which became effective August 30, 2004. Under the new supply agreement, Mod-Pac retained the exclusive supply rights for products shipped to North America through August 30, 2005. The cost of printing and fulfillment services in effect prior to the termination agreement reflected Mod-Pac's actual costs plus 33%. The cost of these services under the new supply agreement was based on a fixed price per product. This fixed pricing methodology effectively reduced the price we paid per product to costs of production plus 25%. We further amended the new supply agreement in April 2005 to permit us to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped from our Canadian facility. The new supply agreement expired on August 30, 2005 and we have not placed any orders with Mod-Pac since that date.

In September 2004, we began construction of our new printing facility near Windsor, Ontario, Canada. In May 2005, this printing facility began printing and shipping products to North American

customers. We increased the volume of orders being produced at our Canadian facility in each subsequent month while the volume of orders produced at Mod-Pac decreased. Since September 2005, we have been producing 100% of our North American orders internally.

Technology and development expense. Technology and development expense consists primarily of payroll and related expenses for software development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. These expenses also include amortization of purchase costs related to content images used in our graphic design software. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and are amortized over the software's useful life, which is estimated to be two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Costs associated with the acquisition of content images used in our graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Marketing and selling expense. Marketing and selling expense consists of advertising and promotional costs as well as wages and related payroll benefits for our employees engaged in sales, marketing and public relations activities. Advertising costs consist of various online and print media, such as the purchase of key word search terms, e-mail and direct mail promotions and various strategic alliances. Our advertising efforts target the acquisition of new customers and repeat orders from existing customers. Advertising costs are generally expensed as incurred. Marketing and selling expense also includes the salaries and related payroll benefits, overhead, and outside services related to our customer design sales and services support center operations and global partnerships personnel. The customer support center provides phone support to customers on various topics such as order status, the use of our website graphic design studio, and free real-time design assistance. Marketing and selling expense also includes third party payment processor and credit card fees.

General and administrative expense. General and administrative expense consists of general corporate costs, including salary and related payroll benefit expenses of employees involved in finance, accounting, human resources and general executive management. We have incurred and will incur additional legal and accounting costs in order to comply with regulatory reporting requirements, as well as additional costs associated with being a publicly traded company, such as investor relations and higher insurance premiums.

Loss on contract termination. On July 2, 2004, we signed a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. As a result of the termination agreement and the payment we made to Mod-Pac, we recorded a loss from the termination of the existing supply agreements of $21.0 million. We deferred $1.0 million of the total termination fee of $22.0 million, representing the effective reduction of the mark-up on costs of purchased products from 33% to 25% estimated to be purchased over the contract period. This deferred amount was recorded as a prepaid asset on our consolidated balance sheet at June 30, 2005 and was amortized to cost of revenue over the twelve month term of the new supply agreement.

Interest income. Interest income consists of interest income earned on cash and cash equivalents and marketable securities.

Other income (expense), net. Other income (expense), net primarily consists of gains and losses from foreign currency transactions.

Interest expense. Interest expense consists of interest paid to financial institutions on outstanding balances on our credit facilities.

Income taxes. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income, which results in a zero tax liability for our profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica, Spain and the United States. VistaPrint Limited has entered into service and related agreements, which we also refer to as transfer pricing agreements, with each of these operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up on these costs. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. Our Dutch, Canadian, Spanish and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of our consolidated results of operations, these subsidiaries will each pay taxes in their respective jurisdictions.

Initial Public Offering. On September 29, 2005, we closed our initial public offering, or IPO, in which we sold 5,500,000 common shares at a price to the public of $12.00 per share. The net proceeds of the IPO to us, which we received on October 5, 2005, were approximately $61.4 million after deducting underwriting discounts. Upon the closing of the IPO, all of our outstanding convertible preferred shares converted into an aggregate of 22,720,543 common shares.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. To apply these principles, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances at the time they are made, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition. We generate revenues primarily from the printing and shipping of customized printed products, such as business cards, postcards, brochures, magnets, presentation folders and folded greeting cards. We recognize revenue arising from sales of printed goods when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the sales price is fixed or determinable and collection is reasonably assured. We also generate revenue from order referral fees paid to us by merchants for customer click-throughs, box inserts and orders placed on merchant websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, we have no significant remaining obligations and collection is reasonably assured. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Inventories. Our inventories consist primarily of raw materials, and are stated at the lower of first-in, first-out cost or market value. Raw materials consist primarily of various types of paper stock, printing plates, T-shirts, rubber stamp casings and packing boxes. Management believes that these materials are commodity products that are not susceptible to obsolescence. In addition, we manage our supply chain to maintain a just-in-time inventory process to minimize the levels of inventory on hand.

Software and Website Development Costs. We capitalize eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force 00-2, "Accounting for Website Development Costs." We capitalize the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs on a straight-line basis over the estimated useful life of the software which is two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes. We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income. We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions between VistaPrint Limited and our subsidiaries in the United States, Canada, Spain, the Netherlands and Jamaica. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with applicable statutory regulations.

Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are based on the differences between the financial statement carrying values and the tax bases and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine, among other things, whether an increase or decrease of the valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income. We will decrease the valuation allowance if our future taxable income is significantly higher than expected or we are able to utilize our tax credits. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

Share-Based Compensation. Prior to June 3, 2005, we had accounted for awards under our share plans using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation ("Statement 123"), and as such compensation cost has not been recognized on those awards. Effective July 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("Statement 123(R)"), using the modified-prospective-transition method. Under this transition method, compensation cost recognized by us beginning July 1, 2005 includes: (a) compensation cost for all share-based payments granted between June 3, 2005, which is the date we filed our Registration Statement on Form S-1 with the Securities and Exchange Commission, and July 1, 2005, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As

permitted under the modified-prospective-transition guidelines of Statement 123(R), results for prior periods have not been restated. No share-based employee compensation cost was recognized in the Consolidated Statement of Operations for the fiscal year ended June 30, 2005.

Determining the amount of share-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of share options. We calculate the grant-date fair values of option awards using the Black-Scholes valuation model. The use of the valuation model requires us to make estimates and assumptions including, among other things, estimates regarding the length of time an employee will retain vested share options before exercising them, the estimated volatility of our common share price and the number of options that will be forfeited prior to vesting. Changes in these estimates and assumptions can materially affect the determination of the fair value of share-based compensation and consequently, the related amount recognized on our consolidated statements of operations. At June 30, 2007, there was $36.3 million of total unrecognized compensation cost related to non-vested, share-based compensation arrangements. The cost is expected to be recognized over a weighted average period of 3.3 years.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of SFAS No. 109 ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we will be required to adopt FIN 48 in the first quarter of fiscal 2008, which ends on September 30, 2007. We do not believe that the adoption of this interpretation will have a material impact on our consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides guidance on quantifying and evaluating the materiality of unrecorded prior year misstatements. The SEC staff indicates that an entity should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. Companies may choose to restate their financial statements for any material misstatements arising from the application of SAB 108 or recognize a cumulative effect adjustment within the current year opening balance in retained earnings, with disclosure of such items. SAB 108 is effective for fiscal years ending after November 15, 2006. We have determined that the adoption of SAB 108 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.
SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS No. 159").
SFAS No. 159 allows for the choice to measure certain financial instruments and certain other items at fair value. This allows a company to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on our consolidated financial statements.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2007	2006	2005
As a percentage of revenue:			
Revenue	100.0%	100.0%	100.0%
Cost of revenue	35.2%	32.8%	40.2%
Technology and development expense	10.6%	10.3%	11.9%
Marketing and selling expense	34.3%	33.6%	35.6%
General and administrative expense	9.3%	10.9%	6.4%
Loss on contract termination	0.0%	0.0%	23.1%
Income (loss) from operations	10.6%	12.4%	(17.2)%
Interest income	1.8%	1.9%	0.3%
Other income (expense), net	0.0%	(0.3)%	(0.4)%
Interest expense	0.7%	0.8%	0.4%
Income (loss) from operations before income taxes	11.7%	13.2%	(17.7)%
Income tax provision	1.1%	0.5%	0.1%
Net income (loss)	10.6%	12.7%	(17.8)%

Fiscal Years Ended June 30, 2007, 2006 and 2005

In thousands

	Year Ended June 30,			2006-2007	2005-2006
	2007	2006	2005	% Change	% Change
Revenue	$255,933	$152,149	$90,885	68%	67%
Cost of revenue	$ 89,971	$ 49,858	$36,528	80%	36%
% of revenue	*35.2%*	*32.8%*	*40.2%*		

The $103.8 million, or 68%, increase in revenue from fiscal 2006 to fiscal 2007 was primarily attributable to increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions, conversion rates and the average order value of shipments. During this period, our website sessions grew by 30% to 131.1 million, conversion rates grew by 17% to 5.5% and our average order value grew by 8% to $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Revenue from repeat customers increased from 62% of total revenue in fiscal 2006 to 63% of total revenue in fiscal 2007. Revenue from our non-United States websites accounted for 32% of total revenues for fiscal 2007 as compared to 29% of total revenue during fiscal 2006.

The $61.3 million, or 67%, increase in revenue from fiscal 2005 to fiscal 2006 was primarily attributable to increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions and the average order value of shipments. During this period, our website sessions grew by 56%, average order value grew by 4% to $30 and conversion rates remained unchanged at 4.7%. As our total customer base has grown, we also have continued to

experience significant growth in purchases from existing customers. Revenue from repeat customers increased from 57% of total revenue in fiscal 2005 to 62% of total revenue in fiscal 2006. Revenue from our non-United States websites accounted for 29% of total revenues for fiscal 2006 as compared to 27% of total revenue during fiscal 2005.

Cost of revenue increased by 80% from fiscal 2006 to fiscal 2007. The increase was primarily attributable to the production costs associated with increased volume of shipments of printed products during this period. The increase in the cost of revenue as a percentage of total revenue for fiscal 2007 compared to fiscal 2006 was primarily driven by a shift in our overall product mix and higher equipment depreciation and production labor costs which are the result of our continuing efforts to expand the printing capacity at our printing facilities in order to meet the increased demand for our products. During the second half of fiscal 2007, we incurred approximately $1.0 million of consulting costs relating to projects targeting further process improvements and efficiencies within the global manufacturing operations. Additionally, during the second half of fiscal 2007, we identified certain production equipment in our Ontario facility that would no longer be used, and thus were deemed impaired. As a result, we recorded an impairment charge of $0.9 million to write the assets down to their estimated fair value. We do not expect a significant impact resulting from the impairment on our operations in future periods.

Cost of revenue increased by 36% from fiscal 2005 to fiscal 2006. The increase was primarily attributable to the increased volume of shipments of printed products during this period. The decrease in the cost of revenue as a percentage of total revenue for fiscal 2006 as compared to fiscal 2005 was primarily driven by lower product costs at our Canadian printing facility as our transition from our former third party print vendor, Mod-Pac, to our Canadian printing facility was completed in September 2005.

In thousands

	Year Ended June 30,			2006-2007	2005-2006
	2007	2006	2005	% Change	% Change
Technology and development expense	$27,176	$15,628	$10,839	74%	44%
% of revenue	*10.6%*	*10.3%*	*11.9%*		
Marketing and selling expense	$87,887	$51,174	$32,372	72%	58%
% of revenue	*34.3%*	*33.6%*	*35.6%*		
General and administrative expense	$23,694	$16,624	$ 5,813	43%	186%
% of revenue	*9.3%*	*10.9%*	*6.4%*		
Loss on contract termination	$ —	$ —	$21,000		
% of revenue	*0.0%*	*0.0%*	*23.1%*		

The increase in our technology and development expenses of $11.5 million for fiscal 2007 as compared to fiscal 2006 was primarily due to increased payroll and benefit costs of $7.8 million and increased share-based compensation costs of $1.6 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2007, we employed 175 employees in these organizations compared to 111 employees at June 30, 2006. In addition, to support our revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $1.8 million for fiscal 2007 as compared to fiscal 2006.

The increase in our technology and development expenses of $4.8 million for fiscal 2006 as compared to fiscal 2005 was primarily due to increased payroll and benefit costs of $4.1 million and share-based compensation costs of $0.6 million associated with employee hiring in our technology

development and infrastructure support organizations, and increased website infrastructure and hosting costs of $0.6 million, offset by an increase of approximately $1.5 million in the amount of internal-use software development costs capitalized.

The increase in our marketing and selling expenses of $36.7 million for fiscal 2007 as compared to fiscal 2006 was driven primarily by increases of $22.2 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $5.9 million, and increased share-based compensation costs of $3.0 million. The share-based compensation costs include a charge of $1.4 million related to the modification of the vesting of options that was incurred related to a departing employee. During this period, we continued to expand our marketing organization and our design, sales and services center. At June 30, 2007, we employed 422 employees in these organizations compared to 343 employees at June 30, 2006. In addition, payment processing fees paid to third-parties increased by $2.2 million during this period due to increased order volumes.

The increase in our marketing and selling expenses of $18.8 million for fiscal 2006 as compared to fiscal 2005 was driven primarily by increases of $12.6 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $3.3 million, and share-based compensation costs related to share-based awards granted to our sales and marketing personnel of $0.2 million. During fiscal 2006, we continued to expand our marketing organization and our design, sales and services center. At June 30, 2006, we employed 343 employees in these organizations compared to 257 employees at June 30, 2005. In addition, payment processing fees paid to third-parties increased by $1.7 million during this period due to increased order volumes.

The increase in our general and administrative expenses of $7.1 million for fiscal 2007 as compared to fiscal 2006 was primarily due to increased payroll and benefit costs of $3.6 million resulting from the continued growth of our finance and human resource organizations, as well as increases in third party professional fees of $3.2 million. The third party professional fees include accounting, legal, recruiting (which increased $1.4 million from fiscal 2006), insurance and organizational consulting service fees. Share-based compensation costs decreased by $1.0 million during fiscal 2007 as compared to fiscal 2006. Fiscal 2006 included a charge of $3.2 million related to the modification of the vesting of options as the result of a transition agreement entered into with our then Chief Financial Officer. At June 30, 2007, we employed 91 employees in these organizations compared to 52 employees at June 30, 2006.

The increase in our general and administrative expenses of $10.8 million for fiscal 2006 as compared to fiscal 2005 was primarily due to increases in payroll and benefit costs of $2.1 million and share-based compensation costs of $4.0 million, resulting from the continued growth of our finance and human resource organizations and $3.2 million charge associated with the modification of the vesting of options held by our former Chief Financial Officer, as well as increases in insurance costs of $0.7 million and third party professional fees of $3.6 million. The third party professional fees include accounting, legal, recruiting and organizational consulting service fees.

Interest income

Interest income increased by $1.8 million during fiscal 2007 to $4.7 million as compared to $2.9 million in fiscal 2006. The increase was primarily due to increased levels of invested cash and marketable securities and higher interest rate yields on those investments.

Interest income increased by $2.6 million during fiscal 2006 to $2.9 million as compared to $0.3 million in fiscal 2005. The increase was primarily due to increases in interest income resulting from the investment of the net proceeds received from our IPO in cash and cash equivalents and marketable securities.

Other expense, net

Other income (expense), net changed by $0.5 million of income for fiscal 2007 as compared to $0.5 million of expense for fiscal 2006. Other income (expense), net changed by $0.1 million of expense for fiscal 2006 as compared to $0.4 million of expense for fiscal 2005. These changes were driven by foreign exchange losses realized during the fiscal year.

Interest expense

Interest expense increased by $0.5 million during fiscal 2007 to $1.8 million as compared to $1.3 million in fiscal 2006. Interest expense increased by $0.9 million during fiscal 2006 to $1.3 million as compared to $0.4 million in fiscal 2005. These increases were due to bank loan obligations that were used to finance, in part, the construction of our Dutch and Canadian production facilities and various print production equipment purchases we made during the period.

Income tax provision

In thousands

	Year Ended June 30,		
	2007	2006	2005
Income taxes:			
Income tax provision	$2,880	$783	$ 84
Effective tax rate	*9.6%*	*3.9%*	*0.5%*

For the fiscal year ended June 30, 2007, our tax expense primarily consisted of tax provisions for our subsidiaries in the United States, the Netherlands, Spain and Canada. The taxable income for the United States, Dutch, Spanish and Canadian entities is a function of their level of costs incurred and charged to VistaPrint Limited under service agreements, which we also refer to as transfer pricing agreements. The resulting tax liability is incurred regardless of whether the consolidated group is profitable.

In April 2006, the United States Internal Revenue Service completed its audit of our United States subsidiary, VistaPrint USA, Incorporated, for the fiscal year ending June 30, 2003. We had established tax reserves in excess of the ultimate settled amounts and as a result of the settlement we reversed $0.2 million of excess income tax reserves during March 2006. In addition, in May 2006, we reversed excess income tax reserves of $0.7 million related to the expiration of a tax audit statute of limitations relating to a prior fiscal year. These reversals were accounted for as discrete events and resulted in an income tax benefit of $0.9 million. As a result of these reversals our effective tax rate for the fiscal year ended June 30, 2006 was 3.9%. As this effective tax rate included the impact of discrete tax reserve reversals, we expect that our effective tax rate will increase in the near future.

Net income (loss)

Our net income for the fiscal year ended June 30, 2007 was $27.1 million, or 10.6% of revenue. Our net income for the fiscal year ended June 30, 2006 was $19.2 million, or 12.7% of revenue. We had a net loss for the fiscal year ended June 30, 2005 of $16.2 million. Included in this loss is the $21.0 million loss on contract termination related to the termination of our existing supply agreements with Mod-Pac.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:

	Year Ended June 30,		
	2007	2006	2005
	(in thousands)		
Capital expenditures	$(62,845)	$(24,929)	$(18,629)
Development of software and website	(4,189)	(2,656)	(1,908)
Depreciation and amortization	14,874	7,786	5,902
Cash flows from operating activities	54,240	34,637	(6,671)
Cash flows from investing activities	(62,177)	(71,410)	(20,537)
Cash flows from financing activities	12,716	74,851	33,534

As a result of our IPO in September 2005, we raised approximately $61.4 million of proceeds, net of underwriters' discount, which we received on October 5, 2005. At June 30, 2007, we had $108.0 million of cash, cash equivalents and marketable securities. Cash equivalents and marketable securities are comprised of money market funds, asset-backed securities, investment-grade corporate bonds, U.S. government agency issues and municipal auction rate securities. Historically, we have financed our operations through internally generated cash flows from operations, private and public sales of common and preferred shares and the use of bank loans. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital, long-term debt and capital expenditure requirements for the foreseeable future.

Operating Activities. Cash provided by (used in) operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, loss on disposal of equipment, impairment loss on equipment, share-based compensation costs, deferred taxes, and the effect of changes in working capital and other activities. Cash provided by operating activities in fiscal 2007 was $54.2 million and consisted of net income of $27.1 million, positive adjustments for non-cash items of $26.3 million and $0.8 million provided by working capital and other activities. Adjustments for non-cash items included $14.9 million of depreciation and amortization expense on property and equipment and software and website development costs, a loss on the disposal of equipment of $0.4 million, an impairment loss on equipment of $0.9 million, $8.8 million of share-based compensation expense and $1.3 million of deferred taxes. Working capital and other activities primarily consisted of an increase of $7.0 million in accrued expenses and other current liabilities. This was partially offset by an increase of $3.2 million in prepaid expenses and other assets and an increase of $3.1 million in accounts receivable.

Cash provided by operating activities in fiscal 2006 was $34.6 million and consisted of net income of $19.2 million, positive adjustments for non-cash items of $12.8 million and $2.6 million provided by working capital and other activities. Adjustments for non-cash items included $7.8 million of depreciation and amortization expense on property and equipment and software and website development costs, $4.8 million of share-based compensation expense and $0.2 million of deferred taxes. Working capital and other activities primarily consisted of an increase of $4.2 million in accrued expenses and other current liabilities and an increase of $1.7 million in accounts payable. This was partially offset by an increase of $1.7 million in prepaid expenses and other assets and an increase of $1.0 million in inventory.

Investing Activities. Cash used in investing activities in fiscal 2007 of $62.2 million was attributable primarily to capital expenditures of $62.8 million, net sales of marketable securities of $4.6 million, and capitalized software and website development costs of $4.2 million. Capital expenditures of $35.5 million were related to the purchase of print production equipment for our Canadian and Dutch

printing facilities, $15.9 million were related to construction and land acquisition costs at our printing facilities and $11.6 million were related to purchases of information technology and facility related assets.

Cash used in investing activities in fiscal 2006 of $71.4 million was attributable to net purchases of short-term marketable securities of $43.8 million resulting from the investment of a portion of the net proceeds received from our IPO, capital expenditures of $24.9 million, and capitalized software and website development costs of $2.7 million. Capital expenditures of $19.2 million during the period were related to the purchase of print production equipment for our printing facilities located in Windsor, Ontario, Canada and Venlo, the Netherlands, $2.9 million were related to purchases of information technology assets and $1.4 million were for facility related assets.

Financing Activities. Cash provided by financing activities in fiscal 2007 of $12.7 million was primarily attributable to the issuance of common shares pursuant to share option exercises of $13.7 million, offset by net payments in connection with our equipment loan facilities of $1.0 million associated with the purchase of production assets for our Canadian and Dutch printing facilities.

Cash provided by financing activities in fiscal 2006 of $74.8 million was attributable to the net proceeds received from our IPO of $61.4 million, partially offset by the payment of offering costs of $1.4 million, net borrowings from equipment loan facilities of $8.2 million associated with the purchase of production equipment for our Canadian and Dutch printing facilities and the issuance of common shares pursuant to share option exercises of $6.6 million.

Contractual Obligations

Contractual obligations at June 30, 2007 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)				
Long-term Debt Obligations (1)	$24,974	$3,202	$11,525	$ 6,102	$ 4,145
Operating Lease Obligations	46,113	4,025	9,115	9,359	23,614
Total	$71,087	$7,227	$20,640	$15,461	$27,759

(1) Long-term debt obligations excludes amounts payable for interest.

Long-Term Debt. In November 2003, VistaPrint B.V., our Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of our printing facility located in Venlo, the Netherlands. The loan is secured by a mortgage on the land and building and is payable in quarterly installments of 62,500 euros ($84,600 at June 30, 2007), beginning on October 1, 2004 and continuing through 2024. Prior to April 1, 2006, interest on the loan accrued at a rate equal to a EURIBOR rate plus 1.15%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.20% through April 1, 2016, at which time the rate will be reset. At June 30, 2007, there was $5.8 million outstanding under this credit agreement.

In November 2004, VistaPrint B.V. amended the existing credit agreement with ABN AMRO to include an additional 1.2 million euro loan. The borrowings were used to finance a new printing press for the Venlo printing facility. The loan is secured by the printing press and is payable in quarterly installments of 50,000 euros ($67,700 at June 30, 2007), beginning on April 1, 2005 and continuing through 2011. Prior to April 1, 2006, interest on the loan accrued at a EURIBOR rate plus 1.40%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan. At June 30, 2007, there was $1.0 million outstanding under this amendment to the credit agreement.

The credit agreement with ABN AMRO requires us to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.'s adjusted balance sheet and restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2007 and 2006. There are no restrictions in the credit agreement on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., our Canadian production subsidiary, entered into an $11.0 million credit facility with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. The loan is secured by guarantees from VistaPrint Limited and two of our subsidiaries and is payable in monthly installments beginning November 1, 2005 and continuing through 2009, plus interest. Interest on the equipment loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 2.75% or Comerica's prime rate. Interest on the construction loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 1.75% or Comerica's prime rate less 1.00%. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan. At June 30, 2007, there was $8.9 million outstanding under this credit facility.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10.0 million equipment term loan. The borrowings have been and will be used to finance new printing equipment purchases for the Windsor printing facility. The loan is secured by guarantees from VistaPrint Limited and two of our subsidiaries and is payable in monthly installments, plus interest, beginning on December 1, 2006 and continuing through 2010. Interest on the loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 3.00%, or Comerica's prime rate plus 0.5%, or a fixed rate option. As of June 30, 2007, the interest rates on the various borrowings to date under this term loan had been fixed over the remaining term of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2007, the Company had $9.2 million outstanding under this term loan.

The credit agreement with Comerica Bank includes covenants that require us to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless we maintain at least $30.0 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2007, the minimum debt service coverage covenant did not apply because we maintained at least $30.0 million in unrestricted cash and cash equivalents. We and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2007.

Operating Leases. We rent office space under operating leases expiring on various dates through 2017. We recognize rent expense on our operating leases that include free rent periods and scheduled rent payments on a straight-line basis from the commencement of the lease.

In October 2006, VistaPrint USA, Incorporated, entered into an operating lease for approximately 163,000 square feet of office space in Lexington, Massachusetts. The lease term for this space commenced on April 27, 2007 and expires on April 26, 2017. Future rental payments required under the lease are an aggregate of approximately $43 million. The lease requires a security deposit in the form of a letter of credit in the amount of $1.1 million.

In December 2006, our Spanish subsidiary, VistaPrint España S.L., entered into an operating lease for approximately 19,000 square feet of office space in Barcelona, Spain. The lease term for this space commenced on January 1, 2007 and expires on December 31, 2011. Future minimum rental payments required under the lease are an aggregate of approximately 1.7 million euros ($2.3 million

at June 30, 2007). The lease requires a security deposit in the form of a bank guarantee in the amount of 126,225 euros ($171,000 at June 30, 2007).

Purchase Commitments. At June 30, 2007, we had unrecorded commitments under contracts to purchase print production equipment and to complete construction at the Windsor and Venlo printing facilities of approximately $14.9 million compared to approximately $15.1 million at June 30, 2006.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash and cash equivalents and short term investments. At June 30, 2007, we had unrestricted cash and cash equivalents totaling $69.5 million and short-term marketable securities totaling $38.6 million. These amounts were invested primarily in money market funds, asset-backed securities, investment-grade corporate bonds, U.S. government agency issues and municipal auction rate securities, and are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We considered the historical volatility of short term interest rates and determined that it was reasonably possible that an adverse change of 100 basis points could be experienced in the near term. A hypothetical 1% (100 basis-point) increase in interest rates would have resulted in an immaterial decrease in the fair values of our marketable securities at June 30, 2007.

Foreign Currency Risk. As we conduct business in multiple currencies as a result of our worldwide operations, we are affected by changes in foreign exchange rates of such currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins and retained earnings. The majority of our products sold outside North America are manufactured by our Dutch subsidiary, which has the euro as its functional currency. Our Spanish subsidiary, which operates a marketing office in Barcelona, Spain, also has the euro as its functional currency. Our Dutch and Spanish subsidiaries translate their assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive income. All other international subsidiaries have the United States dollar as the functional currency and transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in other income (expense), net. Foreign currency transaction gains or losses included in other income (expense), net were not material in fiscal 2007, 2006, and 2005. We are not currently party to any derivative financial instruments as hedges against foreign currency fluctuations.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that an increase or decrease in exchange rates of 10% for all currencies could be experienced in the near term. These reasonably possible changes in exchange rates of 10% were applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10%, or strengthening of the United States dollar, would have resulted in a decrease of $1.2 million on our income before taxes for fiscal 2007. A similar decrease in exchange rates would have had an immaterial impact on our income before taxes for fiscal 2006.

Our Dutch subsidiary maintains a credit facility with ABN AMRO Bank N.V. pursuant to which it has borrowings of 5.5 million euros. At June 30, 2007, we had short-term borrowings related to current portion of long-term debt denominated in euros. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% increase or decrease in the euro to United States dollar period end exchange rate, the impact to the fair value of these short-term borrowings would be immaterial. The potential increase or decrease in fair value was estimated by calculating the fair value of the short-term borrowings at June 30, 2007 and comparing that with the fair value using the hypothetical period end exchange rate.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 58
Consolidated Balance Sheets 59
Consolidated Statements of Operations 60
Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders' Equity (Deficit) 61
Consolidated Statements of Cash Flows 63
Notes to Consolidated Financial Statements 64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
VistaPrint Limited

We have audited the accompanying consolidated balance sheets of VistaPrint Limited (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VistaPrint Limited at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of VistaPrint Limited's internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 21, 2007 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 21, 2007

VISTAPRINT LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2007	June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 69,464	$ 64,653
Marketable securities	38,578	43,474
Accounts receivable, net of allowances of $148 and $50 at June 30, 2007 and 2006, respectively	4,647	1,465
Inventory	1,144	1,407
Prepaid expenses and other current assets	4,962	3,564
Total current assets	118,795	114,563
Property, plant and equipment, net	106,192	50,311
Software and web site development costs, net	3,841	2,417
Patents	1,277	1,417
Deferred tax asset	—	435
Deposits, image licenses and other non-current assets	4,748	2,249
Total assets	$234,853	$171,392
Liabilities and shareholders' equity		
Current liabilities:		
Trade accounts payable	$ 9,445	$ 6,240
Accrued expenses	22,403	13,716
Deferred revenue	746	1,924
Current portion of long-term debt	3,202	2,482
Total current liabilities	35,796	24,362
Deferred tax liability	1,225	—
Long-term debt	21,772	23,046
Shareholders' equity:		
Common shares, par value $0.001 per share, 500,000,000 shares authorized at June 30, 2007 and 2006, respectively; 43,472,317 and 41,500,750 shares issued and outstanding at June 30, 2007 and 2006, respectively	43	42
Additional paid-in capital	170,029	146,354
Retained earnings (accumulated deficit)	4,066	(23,077)
Accumulated other comprehensive income	1,922	665
Total shareholders' equity	176,060	123,984
Total liabilities and shareholders' equity	$234,853	$171,392

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,		
	2007	2006	2005
	(in thousands, except share and per share data)		
Revenue	$ 255,933	$ 152,149	$ 90,885
Cost of revenue (1)	89,971	49,858	36,528
Technology and development expense (1)	27,176	15,628	10,839
Marketing and selling expense (1)	87,887	51,174	32,372
General and administrative expense (1)	23,694	16,624	5,813
Loss on contract termination	—	—	21,000
Income (loss) from operations	27,205	18,865	(15,667)
Interest Income	4,691	2,903	293
Other expense, net	(45)	(494)	(371)
Interest expense	1,828	1,256	390
Income (loss) from operations before income taxes	30,023	20,018	(16,135)
Income tax provision	2,880	783	84
Net income (loss)	$ 27,143	$ 19,235	$ (16,219)
Net income (loss) attributable to common shareholders:			
Basic	$ 27,143	$ 16,889	$ (21,032)
Diluted	$ 27,143	$ 19,235	$ (21,032)
Basic net income (loss) per share	$ 0.64	$ 0.51	$ (1.85)
Diluted net income (loss) per share	$ 0.60	$ 0.45	$ (1.85)
Weighted average common shares outstanding—basic	42,445,991	33,147,287	11,358,575
Weighted average common shares outstanding—diluted	45,364,257	42,624,689	11,358,575

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2007	2006	2005
Cost of revenue	$ 427	$ 79	$—
Technology and development expense	2,184	596	—
Marketing and selling expense	3,176	159	—
General and administrative expense	2,978	4,016	—
	$8,765	$4,850	$—

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares					
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional Paid-in capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
Balance at June 30, 2004	9,846	$ 13,430	7,339	$ 30,505	11,343	$11	$2,632	$(19,985)	$270	$ (17,072)
Issuance of common shares					32		47			47
Issuance of preferred shares, net of issuance costs of $62			5,535	22,688						—
Accretion of preferred shares		126		4,687				(4,813)		(4,813)
Net loss								(16,219)		
Currency translation									(12)	
Total comprehensive income										(16,231)
Balance at June 30, 2005	9,846	$ 13,556	12,874	$ 57,880	11,375	$11	$2,679	$(41,017)	$258	$ (38,069)
Issuance of common shares due to share option exercises					1,905	2	6,642			6,644
Accretion of preferred shares		32		1,263				(1,295)		(1,295)
Conversion of preferred shares into common shares	(9,846)	(13,588)	(12,874)	(59,143)	22,721	23	72,708			72,731
Initial Public Offering, net of offering costs					5,500	6	59,475			59,481
Share-based compensation expense							4,850			4,850
Net income								19,235		
Currency Translation									459	
Unrealized loss on marketable securities									(52)	
Total comprehensive income										19,642
Balance at June 30, 2006	—	$ —	—	$ —	41,501	$42	146,354	$(23,077)	665	$123,984

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

(in thousands)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-In capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount				
Balance at June 30, 2006	—	$—	—	$—	41,501	$42	146,354	$(23,077)	665	$123,984
Issuance of common shares due to share option exercises					1,971	1	13,706			13,707
Reversal of estimated accrued offering costs from initial public offering							279			279
Tax benefits of employee stock transactions							685			685
Share-based compensation expense							9,005			9,005
Net income								27,143		
Currency translation									1,218	
Unrealized gain on marketable securities									39	
Total comprehensive income										28,400
Balance at June 30, 2007	—	$—	—	$—	43,472	$43	$170,029	$ 4,066	$1,922	$176,060

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,		
	2007	2006	2005
	(in thousands)		
Operating activities			
Net income (loss)	$ 27,143	$ 19,235	$(16,219)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	14,874	7,786	5,902
Loss on disposal of equipment	474	—	—
Impairment loss on equipment	876	—	—
Share-based compensation expense	8,765	4,850	—
Deferred taxes	1,290	218	(420)
Changes in operating assets and liabilities:			
Accounts receivable	(3,124)	(273)	(448)
Inventory	298	(1,030)	(316)
Prepaid expenses and other assets	(3,177)	(2,033)	(1,774)
Accounts payable	(240)	1,649	1,665
Accrued expenses and other current liabilities	7,061	4,235	4,939
Net cash provided by (used in) operating activities	54,240	34,637	(6,671)
Investing activities			
Purchase of property, plant and equipment, net	(62,845)	(24,929)	(18,629)
Proceeds from sale of equipment	256	—	—
Purchase of marketable securities	(52,399)	(75,705)	—
Sales of marketable securities	57,000	31,880	—
Capitalization of software and website development costs	(4,189)	(2,656)	(1,908)
Net cash used in investing activities	(62,177)	(71,410)	(20,537)
Financing activities			
Proceeds from issuance of long-term debt	1,630	9,600	11,361
Repayments of long-term debt	(2,620)	(1,386)	(307)
Payment of deferred offering costs	—	(1,387)	(255)
Net proceeds from public offering	—	61,380	—
Proceeds from issuance of Series B preferred shares, net	—	—	22,688
Proceeds from issuance of common shares	13,706	6,644	47
Net cash provided by financing activities	12,716	74,851	33,534
Effect of exchange rate changes on cash	32	173	16
Net increase in cash and cash equivalents	4,811	38,251	6,342
Cash and cash equivalents at beginning of period	64,653	26,402	20,060
Cash and cash equivalents at end of period	$ 69,464	$ 64,653	$ 26,402

See accompanying notes.

1. Description of the Business

VistaPrint Limited, a Bermuda company (the "Company"), is the leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, the Company offers a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. The Company focuses on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. The Company also provides graphic design services and printed products to the consumer market.

Prior to May 2005, the Company purchased all of its printed materials for the fulfillment of North American customer orders from a related party, Mod-Pac Corporation ("Mod-Pac"), pursuant to a long-term supply agreement (see Note 3). Since May 2005, the Company has been producing printed materials for the fulfillment of North American customer orders at its manufacturing facility near Windsor, Ontario, Canada. Printed materials for the fulfillment of customer orders outside of North America are produced by the Company's manufacturing facility in Venlo, the Netherlands. Since September 2005, the Company has produced 100% of its customer print orders at its internal manufacturing facilities.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist principally of money market funds and commercial paper with original maturities of three months or less at the date of purchase.

Marketable securities consist primarily of asset-backed securities, investment-grade corporate bonds, U.S. government agency issues and municipal auction rate securities.

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities at June 30, 2007 are classified as "available-for-sale." Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income in shareholders' equity in the accompanying balance sheets. The cost of debt securities that are deemed available-for-sale securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in other income (expense) in the accompanying consolidated statements of operations. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities and other investments are included in other income (expense) in the accompanying consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income (expense) in the accompanying consolidated statements of operations.

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	June 30,	
	2007	2006
Cash and cash equivalents	$ 69,464	$ 64,653
Marketable securities:		
Asset-backed securities	603	499
Commercial paper	—	1,596
Corporate bonds	12,429	10,735
Certificates of Deposit	3,700	2,000
U.S. government agency issues	4,946	7,449
Municipal auction rate securities	16,900	21,195
Total marketable securities	38,578	43,474
Total cash, cash equivalents and marketable securities	$108,042	$108,127

We have not experienced any realized gains or losses on our investments in the periods presented. Net unrealized losses at June 30, 2007 and 2006 were $13 and $52, respectively. As of June 30, 2007, the contractual maturities for all of the Company's available for sale securities are one year or less.

The following table summarizes unrealized gains and losses related to our investments in cash equivalents and marketable securities at June 30, 2007 (in thousands):

	Book Value	Gross Unrealized Gains/ (Losses)	Fair Value
Cash and cash equivalents	$ 69,464	—	$ 69,464
Marketable securities:			
Asset-backed securities	603	—	603
Corporate Bonds	12,440	(11)	12,429
Certificates of Deposit	3,702	(2)	3,700
U.S. Government Agency Issues	4,946	—	4,946
Municipal auction rate securities	16,900	—	16,900
Total marketable securities	38,591	(13)	38,578
Total	$108,055	(13)	$108,042

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short period of time to maturity of those instruments.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, marketable securities and accounts receivable. The risk with respect to cash and cash equivalents and marketable securities is reduced by the Company's policy of investing in financial instruments (i.e., cash equivalents) with short-term maturities issued by highly rated financial institutions. The risk with respect to accounts receivables is reduced by the Company's policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. One customer accounted for 42% of the Company's total accounts receivable at June 30, 2007, and one customer accounted for 85% of the Company's total accounts receivable at June 30, 2006.

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses in the aggregate have not exceeded the Company's expectations.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less allowance for depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are charged to expense as incurred. Interest on borrowings is capitalized during the active construction period of major capital projects. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Upon sale or disposition of an asset, the cost and related accumulated depreciation are removed from the accounts. Depreciation of plant and equipment has been provided using the straight-line method over the estimated useful lives of the assets as follows:

Building and building improvements	10 – 30 years
Land improvements	10 years
Machinery and print production equipment	4 – 10 years
Computer software and equipment	3 years
Furniture, fixtures and office equipment	5 – 7 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Software and Web Site Development Costs

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force ("EITF") 00-2, Accounting for Web Site Development Costs. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software's useful life, which is approximately two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Total software development costs capitalized in the years ended June 30, 2007, 2006 and 2005 were $4,189, $2,656 and $1,908, respectively. Costs associated with the acquisition of content images used in the Company's graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Amortization expense in connection with the development of software for internal use in the years ended June 30, 2007, 2006 and 2005 was $2,698, $2,038 and $2,780, respectively, resulting in accumulated amortization of $4,501 and $4,083 at June 30, 2007 and 2006, respectively.

The Company performs a periodic review of the recoverability of capitalized software costs in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets. The Company recorded impairment charges of $67, $117 and $115 for the years ended June 30, 2007, 2006 and 2005, respectively. The amortization of capitalized software costs and any impairment charges is included in technology and development in the accompanying consolidated statements of operations.

Revenue Recognition

Customer orders are received via the Company's websites and are primarily paid for using credit cards, and also through direct bank debit, wire transfers and other payment methods. The Company recognizes revenue arising from sales of printed goods when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the net sales price is fixed or determinable and collectibility is reasonably assured. The Company offers discounts to its customers through various advertising campaigns which often contain sales offers that include discounts on the Company's list prices. These discounts are recognized as a reduction of revenue in the Company's consolidated statement of operations at the time revenue is recognized.

The Company also generates revenue from order referral fees, revenue share and other fees received from merchants for customer click-throughs, distribution of third-party promotional materials and orders that are placed on the merchants' websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, no significant obligations remain and collection is reasonably assured.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue.

Cost of Revenue

Cost of revenue consists of materials used to generate printed products, payroll and related expenses for printing personnel, supplies, depreciation of equipment used in the printing process, shipping charges and other miscellaneous related costs of products sold by the Company (see Note 3).

Marketing and Selling Expense

Marketing and selling expense consists of advertising expenses, salaries and overhead related to sales, marketing and customer design sales and service activities, credit card processing fees and miscellaneous related costs.

All advertising costs are expensed as incurred. Advertising production costs are expensed as the costs to produce the advertising are incurred. Advertising communication costs are expensed at the time of communication. Advertising expenses for the years ended June 30, 2007, 2006 and 2005 were $47,147, $26,687 and $14,010, respectively.

Technology and Development Expense

Technology and development expense consists primarily of payroll and related expenses for software development, information technology operations, website hosting, amortization of capitalized software and website development costs, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. Technology and development expense also includes the amortization of purchase costs related to content images used in the Company's graphic design process.

Research and development costs are expensed as incurred. Research and development expenses for the years ended June 30, 2007, 2006 and 2005 were $3,426, $1,519 and $678, respectively. Costs of information technology operations are expensed in the period in which they are incurred.

Long-Lived Assets and Intangible Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets, including intangible assets, were impaired.

In March 2007, the Company recorded an impairment charge of $1,013 relating to a project undertaken in the Windsor facility to automate a portion of the workflow of printed product which was no longer considered viable. In June 2007, upon final settlement with the vendor, the Company reduced the impairment loss by $137. The impairment charge was determined to be the total cost of the project upon final settlement, less the fair value of equipment to be re-deployed or resold to a third party, and is included in cost of revenue in the accompanying consolidated statements of operations.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and comprehensive loss and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is composed of net income (loss), unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of redeemable convertible preferred shares and shareholders' equity (deficit).

The components of accumulated other comprehensive income were as follows (in thousands):

	June 30,	
	2007	2006
Unrealized loss on marketable securities	$ (13)	$ (52)
Cumulative translation adjustments	1,935	717
Accumulated other comprehensive income	$1,922	$665

Income Taxes

VistaPrint Limited is a Bermuda based company. Bermuda currently does not impose any tax computed on profits or income, which results in a zero tax liability for the Company on any profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica, Spain and the United States. VistaPrint Limited has entered into service agreements, which are also referred to as transfer pricing agreements, with each of its operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up. The Jamaican subsidiary's tax rate is zero because it is located in a tax free zone. Our Dutch, Canadian, Spanish and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of the Company's consolidated results of operations, each of these subsidiaries will pay taxes in its respective jurisdiction.

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The majority of the Company's non-U.S. sales orders are manufactured by the Company's Dutch subsidiary which has the euro as its functional currency. The Company's Spanish subsidiary, which operates a marketing office in Barcelona, Spain, also has the euro as its functional currency. The Company's Dutch and Spanish subsidiaries translate their assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. All other non-U.S. subsidiaries have the U.S. dollar as their functional currency and transaction gains and losses and re-measurement of foreign currency denominated assets and liabilities are included in interest and other income (expense), net. Foreign currency transaction losses included in other income (expense), net for the years ended June 30, 2007, 2006 and 2005 were $45, $494 and $371, respectively.

Net Income (Loss) Per Share

The Company calculates net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share ("EITF 03-6"). EITF 03-6 clarified the use of the "two-class" method of calculating earnings per share as originally prescribed in SFAS No. 128. EITF 03-6 provides guidance on how to determine whether a security should be considered a "participating security" for purposes of computing earnings or loss per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable convertible preferred shares represented a participating security. As of September 29, 2005, all of the outstanding redeemable convertible preferred shares were deemed to have converted into common shares in connection with the Company's initial public offering. Accordingly, the Company

calculated basic net income per share for the year ended June 30, 2006 using the two-class method for the first 91 days of the year since both classes of stock were outstanding during the period. The Company calculated diluted net income per share for the year ended June 30, 2006 using the if-converted method because this method resulted in a net income per share that was more dilutive than the two-class method. For the year ended June 30, 2005, the Company calculated basic and diluted net income per share using the two-class method.

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the fiscal period.

For the years ended June 30, 2006 and 2005, diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Under the two-class method, the Company allocated net income first to preferred shareholders based on dividend rights under the Company's bye-laws and then to preferred and common shareholders, pro rata, based on ownership interests. Diluted net income (loss) per share for all years presented gives effect to all potentially dilutive securities, including share options using the treasury stock method. Common share equivalents of 1,103,614, 109,630 and 0 were excluded from the determination of potentially dilutive shares for the years ended June 30, 2007, 2006 and 2005, respectively, due to their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

	Year Ended June 30,		
	2007	2006	2005
Numerator:			
Net income (loss)	$ 27,143	$ 19,235	$ (16,219)
Allocation of net income (loss):			
Basic:			
Accretion of preferred share dividends	—	1,281	4,813
Undistributed net income allocated to preferred shareholders	—	1,065	—
Net income attributable to preferred shareholders	—	2,346	4,813
Net income (loss) attributable to common shareholders	27,143	16,889	(21,032)
Net income (loss)	$ 27,143	$ 19,235	$ (16,219)
Diluted:			
Accretion of preferred share dividends	—	—	4,813
Undistributed net income allocated to preferred shareholders	—	—	—
Net income attributable to preferred shareholders	—	—	4,813
Net income (loss) attributable to common shareholders	27,143	19,235	(21,032)
Net income (loss)	$ 27,143	$ 19,235	$ (16,219)
Denominator			
Weighted-average common shares outstanding	42,445,991	33,147,287	11,358,575
Weighted-average common shares upon conversion of convertible preferred shares	—	5,618,395	—
Weighted-average common shares issuable upon exercise of outstanding share options/RSUs	2,918,266	3,859,007	—
Shares used in computing diluted net income (loss) per common share	45,364,257	42,624,689	11,358,575
Calculation of net income (loss) per share:			
Basic:			
Net income (loss) attributable to common shareholders	$ 27,143	$ 16,889	$ (21,032)
Weighted average common shares outstanding	42,445,991	33,147,287	11,358,575
Net income (loss) per common share	$ 0.64	$ 0.51	$ (1.85)
Diluted:			
Net income (loss) attributable to common shareholders	$ 27,143	$ 19,235	$ (21,032)
Shares used in computing diluted net income (loss) per common share	45,364,257	42,624,689	11,358,575
Net income (loss) per common share	$ 0.60	$ 0.45	$ (1.85)

Share-Based Compensation

At June 30, 2007, the Company had three share-based compensation plans (see Note 10). The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Board of Directors at the date of grant. Prior to July 1, 2005, the Company had accounted for grants under its plans using the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("Statement 123"), and, as such, compensation cost had not been recognized on those grants. Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("Statement 123(R)"), using the modified-prospective-transition method. Under this transition method, compensation cost recognized by the Company beginning July 1, 2005 includes: (a) compensation cost for all share-based payments granted between June 3, 2005, the date the Company filed its Registration Statement on Form S-1 with the Securities and Exchange Commission, and July 1, 2005, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As permitted under the modified-prospective-transition method guidelines of Statement 123(R), results for prior periods have not been restated.

The Company recorded share-based compensation costs of $8,765 and $4,850 for the years ended June 30, 2007 and 2006, respectively. No share-based compensation cost was recorded in the year ended June 30, 2005. No income tax benefit was recognized in the accompanying consolidated statements of operations for share-based compensation arrangements for the years ended June 30, 2007, 2006 and 2005. Share-based compensation costs capitalized as part of software and website development costs were $434, $176 and $0 for the years ended June 30, 2007, 2006 and 2005, respectively.

At June 30, 2007, there was $36,293 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 3.3 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatilities from guideline companies since the Company does not have sufficient history as a publicly traded company. Implied volatilities were considered, but the guideline companies selected do not have an active market for their options. The Company also uses the expected lives used by guideline companies to estimate the expected life of options granted. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate employee terminations and resulting forfeiture rates within the option pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the

time of the grant. The fair value of restricted share grants is recognized using the straight-line recognition method. Weighted-average assumptions used for grants in 2007, 2006 and 2005 are as follows:

	Year Ended June 30,		
	2007	2006	2005
Risk-free interest rate	4.71%	4.36%	3.78%
Expected dividend yield	0%	0%	0%
Expected life (years)	4.25 years	4.25 years	4.5 years
Expected volatility	59%	60%	0%
Weighted average fair value of options granted	$ 13.88	$ 8.81	$ 1.69

On April 26, 2007, the Company entered into a Transition Agreement (the "Transition Agreement) with a departing employee. Pursuant to the terms of the Transition Agreement, the employee agreed to remain employed through May 1, 2007. On May 1, 2007 share options granted to this employee, which would have become vested on or before May 1, 2008, for an aggregate of 48,443 common shares, immediately became vested and exercisable in accordance with the terms of the Transition Agreement. For the year ended June 30, 2007, the Company recorded a share based compensation charge of $1,406 related to the modification of the vesting of the options which was recognized on the date of termination. On May 1, 2007, all remaining vesting of the share options granted to this employee, for an aggregate of 47,951 common shares ceased, and therefore were forfeited upon termination.

On January 23, 2006, the Company entered into a Transition Agreement (the "Transition Agreement") with the Company's then current Chief Financial Officer ("former CFO"). Pursuant to the terms of the Transition Agreement, the former CFO agreed to remain employed through at least June 30, 2006. Under the terms of the Transition Agreement, after June 30, 2006, either he or the Company could terminate employment with or without cause and without prior notice. In accordance with the terms of the Transition Agreement, on July 3, 2006, the former CFO resigned. He continued to provide consulting services to the Company through January 1, 2007. Share options granted to the former CFO in February 2004 for an aggregate of 300,000 common shares of the Company continued to vest through January 1, 2007 in accordance with the vesting schedules set forth in such options. On January 1, 2007, the unvested portion of such share options became immediately exercisable in full. For the year ended June 30, 2006, the Company recorded a share-based compensation charge of $3,237 related to the modification of the vesting of the options which was recognized over the service period. Upon the former CFO's resignation, all remaining vesting of the share option granted to him in May 2005 for 350,000 common shares ceased, and therefore were forfeited upon the termination of his employment.

Patents

The Company pursues patent protection for its intellectual property. As of June 30, 2007, the Company held thirteen issued United States patents; two issued European patents registered as national patents in various European Union countries; and one issued French patent. The Company has multiple additional patent applications pending with United States, European, and other patent offices related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the remaining life of the patent. The costs of pursuing others who are believed to infringe on the Company's patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109 ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company will be required to adopt FIN 48 in the first quarter of fiscal 2008. The Company does not believe that the adoption of this interpretation will have a material impact on it's Consolidated Financial Statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides guidance on quantifying and evaluating the materiality of unrecorded prior year misstatements. The SEC staff indicates that an entity should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. Companies may choose to restate their financial statements for any material misstatements arising from the application of SAB 108 or recognize a cumulative effect adjustment within the current year opening balance in retained earnings, with disclosure of such items. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company has concluded that the adoption of SAB 108 did not have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 allows for the choice to measure certain financial instruments and certain other items at fair value. This allows a company to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its consolidated financial statements.

3. Related-Party Transactions

Since September 2005, the Company has produced 100% of its customer print orders at its internal manufacturing facilities.

Prior to May 2005, the Company purchased all of its printed materials for the fulfillment of North American customers' orders from Mod-Pac Corporation ("Mod-Pac"). The brother of the President and CEO of the Company is the President and CEO of Mod-Pac, and the father of the

President and CEO of the Company is the Chairman of the Board of Mod-Pac. In the years ended June 30, 2007, 2006 and 2005, the Company purchased goods and services from Mod-Pac of $0, $3,257 and $19,484, respectively. As of June 30, 2007 and 2006, the Company owed Mod-Pac $0.

In September 2002, the Company entered into two supply agreements (collectively, the "Supply Agreements") with Mod-Pac. One agreement covered North America (the "North American Supply Agreement") and the other agreement covered the rest of the world. Under the Supply Agreements, Mod-Pac was the sole supplier of printed products for customer orders for delivery in North America. The Supply Agreements had an expiration date of April 2, 2011. Under the North American Supply Agreement, the Company was charged all direct and indirect costs incurred by Mod-Pac related to the printing of product for customers in North America, plus a 33% mark-up.

On July 2, 2004, the Company signed a termination agreement with Mod-Pac, which effectively terminated in their entirety all then existing Supply Agreements as of August 30, 2004 and the Company entered into a new supply agreement (the "New Supply Agreement") with Mod-Pac, which became effective on August 30, 2004. Under the New Supply Agreement, Mod-Pac retained the exclusive supply rights for products shipped into North America through August 30, 2005. The cost of services under the New Supply Agreement was based on a fixed price per product. This fixed pricing methodology effectively reduced the price the Company paid per product to costs of production plus 25%. The New Supply Agreement expired on August 30, 2005.

On August 30, 2004, the Company paid to Mod-Pac a termination fee of $22,000 in consideration of the termination of the existing Supply Agreements and Mod-Pac entering into the New Supply Agreement. As a result of this payment and agreements, the Company recorded a loss of $21,000. The Company deferred $1,000 of the total termination fee of $22,000, representing the effective reduction of the mark-up on costs of purchased products estimated to be purchased over the contract period of the New Supply Agreement. This deferral was recorded as a deferred cost within prepaid and other current assets on the Company's consolidated balance sheet and was amortized over the twelve month term of the New Supply Agreement.

On April 15, 2005, the Company signed an amendment to the New Supply Agreement with Mod-Pac which permitted the Company to manufacture printed products destined for North American customers at its production facility near Windsor, Ontario, Canada. In exchange, the Company paid to Mod-Pac a fee for each unit shipped based on the type of item produced through August 30, 2005. Since August 30, 2005, the Company has not placed any orders with Mod-Pac.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30, 2007	June 30, 2006
Land and land improvements	$ 4,945	$ 2,286
Building and building improvements	21,265	11,468
Computer software and equipment	16,739	8,804
Furniture, fixtures and office equipment	4,150	1,684
Leasehold improvements	1,237	792
Machinery and print production equipment	62,250	28,196
Construction in progress	16,540	7,393
	127,126	60,623
Less: accumulated depreciation	(20,934)	(10,312)
	$106,192	$ 50,311

At June 30, 2007, construction in progress consisted mainly of expenditures related to the purchase of print production equipment for the Company's printing facilities in Ontario, Canada and the Netherlands and expansion of the Dutch facilities. At June 30, 2006, construction in progress consisted mainly of expenditures related to the purchase of print production equipment for the Canadian and Dutch facilities. Depreciation expense totaled $11,568, $5,388 and $2,818 for the years ended June 30, 2007, 2006 and 2005, respectively.

5. Long-Term Debt

In November 2003, VistaPrint B.V., the Company's Dutch production subsidiary, entered into a 5,000 euro revolving credit agreement (the "Credit Agreement") with ABN AMRO Bank N.V., a Dutch based bank. The borrowings were used to finance the construction of the Company's printing facility located in Venlo, the Netherlands. The Company had $5,837 and $5,793 outstanding under the Credit Agreement as of June 30, 2007 and 2006. The loan is secured by a mortgage on the land and building and is payable in quarterly installments beginning on October 1, 2004 through 2024 of 63 euros ($85 and $79 at June 30, 2007 and 2006, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.20% through April 1, 2016 at which time the rate will be reset.

In November 2004, VistaPrint B.V. amended the Credit Agreement to include an additional 1,200 euro loan. The borrowings were used to finance a new printing press at the Venlo printing facility. This resulted in the Company having an additional $1,015 and $1,206 outstanding under the Credit Agreement as of June 30, 2007 and 2006, respectively. This additional loan is secured by the printing press and is payable in quarterly installments beginning on April 1, 2005 through 2011 of 50 euros ($68 and $63 at June 30, 2007 and 2006, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan.

The Credit Agreement with ABN AMRO requires the Company to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.'s adjusted balance sheet and

restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2007 and 2006. There are no restrictions on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., the Company's Canadian production subsidiary, entered into an $11,000 credit agreement with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located near Windsor, Ontario, Canada. At June 30, 2007 and 2006, the Company had $8,900 and $10,160 outstanding under this credit agreement, respectively. The loan is secured by a guaranty from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments beginning November 1, 2005 through 2009 plus interest. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10,000 equipment term loan. The borrowings have been used to finance new printing equipment purchases for the Windsor printing facility. The loan is secured by guarantees from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments beginning on December 1, 2006 and continuing through December 2010, plus interest. As of June 30, 2007, the interest rates on the various borrowings to date under this term loan had been fixed over the remaining terms of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2007 and 2006, the Company had $9,222 and $8,370 outstanding under this term loan, respectively.

The credit agreement with Comerica Bank includes covenants that require the Company to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless the Company maintains at least $30 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2007, the minimum debt service coverage covenant did not apply because the Company maintained at least $30.0 million in unrestricted cash and cash equivalents. The Company and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2007.

Payments due on long-term debt during each of the five fiscal years subsequent to June 30, 2007, are as follows:

2008	$ 3,202
2009	3,202
2010	8,323
2011	5,764
2012	338
Thereafter	4,145
	$24,974

6. Accrued Liabilities

Accrued liabilities included the following:

	Year Ended June 30,	
	2007	2006
Accrued advertising costs	$ 6,417	$ 3,148
Accrued compensation costs	5,553	3,918
Accrued income taxes	610	1,013
Accrued shipping costs	1,708	542
VAT payable	2,343	1,373
Other	5,772	3,722
Total accrued liabilities	$22,403	$13,716

7. Series A Redeemable Convertible Preferred Shares

On April 26, 2001, the Company issued 8,409,630 shares of Series A Redeemable Convertible Preferred Shares (the "Series A Shares") for $1.30 each, for total consideration of $10,933.

On June 12, 2001, the Company issued a further 769,230 shares of Series A Shares for $1.30 each, for total consideration of $1,000.

On July 25, 2001, the Company issued a further 38,000 shares of Series A Shares for $1.30 each, for total consideration of $49.

On January 4, 2002 the Company issued 1,597,777 shares of Series A Shares for $1.30 each, for total consideration of $2,077.

In connection with the completion of the Company's initial public offering ("IPO") described in Note 9, on September 29, 2005 all outstanding Series A Shares were converted into 9,845,849 common shares.

The principal rights of the Series A Shares were as follows:

Dividend Rights

The Series A Shares were not entitled to dividends. However, prior to the conversion of the Series A shares into common shares, the Company could not declare or pay any dividends or distributions on common shares unless it paid a dividend on the Series A Shares equal to the amount per share payable with respect to the common shares multiplied by the number of whole common shares into which the Series A Shares were then convertible.

Liquidation Rights

In the event of any voluntary or involuntary liquidation of the Company, before any distribution or payment is made to the holders of common shares but after payment to holders of Series B Shares (see Note 8), prior to conversion into common shares, the holders of the Series A Shares were entitled to receive the greater of (1) $1.43 per share, plus dividends declared but unpaid or (2) the amount that the Series A Shares would have received had they converted to common shares.

Voting Rights

Prior to conversion into common shares, holders of the Series A Shares were entitled to vote a number of votes equal to the number of common shares into which the Series A Shares were convertible.

Conversion Rights

The Series A Shares were convertible into common shares at any time at a conversion ratio determined based upon the original per share issuance price of Series A Shares of $1.30 per share divided by an initial conversion price of $1.30. The conversion ratio was subject to certain adjustments in the event of future issuances of dilutive securities or sales of shares at below current market price.

Redemption Rights

Prior to conversion into common shares, the Series A Shares were classified outside of shareholders' equity due to a redemption provision that existed prior to the conversion into common shares.

Prior to conversion into common shares, the Series A Preferred Shares were being accreted to their redemption value using the effective interest rate method over the period from issuance through the dates of redemption.

8. Series B Redeemable Convertible Preferred Shares

On August 19, 2003, the Company issued 7,339,415 shares of Series B Redeemable Convertible Preferred Shares (the "Series B Shares") for $4.11 each, for total consideration of $30,165.

On August 30, 2004, the Company issued 5,535,279 shares of Series B Shares for $4.11 each, for total consideration of $22,750.

Of these shares, the Company issued 60,827 shares for a total consideration of $250 to George Overholser, a director, and an aggregate of 9,732,360 shares for a total consideration of $40,000 to Highland Capital Partners VI Limited Partnership and related entities. At the time of the issuance of these shares, Fergal Mullen, a managing director of Highland Management Partners VI, Inc., the general partner of each of the general partners of these entities, was a director of the Company.

In connection with the completion of the Company's IPO described in Note 9, on September 29, 2005 all outstanding Series B Shares were converted into 12,874,694 common shares.

The principal rights of the Series B Shares were as follows:

Dividend Rights

Prior to conversion into common shares, holders of Series B Shares were entitled to receive dividends at an annual rate of 8% of the original purchase price of $4.11 per share payable only when, as and if declared by the Board of Directors. The dividends were accruing and cumulative, and if not declared and paid prior to redemption, were payable upon redemption.

Liquidation Rights

Prior to conversion into common shares , in the event of any liquidation or winding up of the Company, assets available for distribution to shareholders were to be distributed as follows: (1) holders of Series B Shares were entitled to receive, in preference to holders of Series A Shares and common shares, an amount equal to the original purchase price; (2) holders of Series A Shares were entitled to receive, in preference to holders of common shares, $1.43 per share; (3) the remaining assets were to be distributed to holders of the Series B Shares on an as-converted basis and common shares.

Voting Rights

Prior to conversion into common shares, holders of Series B Shares were entitled to vote, together with the holders of Series A Shares and common shares, as a single class on the following basis: (i) common shareholders had one vote per share; and (ii) holders of Series A and Series B Shares had the number of votes equal to the number of common shares into which their shares of Preferred stock were convertible. In addition, as long as at least 20% of the Series B Shares were outstanding, a majority of the Series B shares was required to approve any plans to: (1) amend the Memorandum of Association or Bye-Laws; (2) authorize or issue any new class of securities; (3) create or authorize any additional shares of Series A or Series B; (4) make an acquisition for more than $1,000 or borrow amounts exceeding $2,500; (5) change the size of the Board of Directors; (6) increase the number of shares reserved for issuance to employees, directors or contractors unless approved by the Board of Directors; or (7) change the principal business of the Company.

Conversion Rights

Prior to conversion into common shares, the Series B Shares initially were convertible into common shares at any time at a conversion ratio determined based upon the original per share issuance price of the Series B Shares of $4.11 per share divided by an initial conversion price of $4.11. The conversion ratio was subject to certain adjustments in the event of future issuances of dilutive securities or sales of shares at below current market price. The Series B Shares provided that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share that was not less than $12.33 and which resulted in gross proceeds to the Company of not less than $35,000 or (b) the date upon which at least a majority of the Series B Shares elected to convert to common shares, all then-outstanding Series B Shares were to be automatically converted.

On May 17, 2005, the terms of the Series B Shares were amended. As a result of this amendment, the automatic conversion provisions were revised to provide that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share of at least $8.00 per share and which resulted in gross proceeds to the Company of at least $35,000 or (b) the date on which at least a majority of the Series B Shares elected to convert to common shares, all then-outstanding Series B Shares were to be automatically converted, provided that if a mandatory conversion had not occurred prior to December 31, 2005, the price per share set forth in clause (a) above were to be increased to $12.33 after such date. In addition, the amendment provided that if the Company effected a public offering described in clause (a) above prior to December 31, 2005 at a price per share greater than $8.00 per share but less than $10.00 per share, then the conversion price for the Series B shares would be reduced immediately prior to the closing of the public offering by multiplying the conversion price then in effect by a fraction, the numerator of which would be the offering price and the denominator of which would be $10.00. The Company effected its initial public offering at a price per share equal to $12.00, so no adjustment in the conversion price occurred.

Redemption Rights

Prior to conversion into common shares, the Series B Shares were classified outside of shareholders' equity due to a redemption provision that existed prior to the conversion into common shares. The provision stated that on August 19, 2008, 2009 and 2010, upon receipt of requests from holders of a majority of the shares of the Series B Shares, the Company would redeem the Series B Shares, in three equal installments by paying in cash a total amount equal to 100% of the original purchase price plus accrued and unpaid dividends.

Prior to conversion into common shares, the Series B Preferred Shares were being accreted to their redemption value, which included undeclared annual cumulative dividends of 8%, using the effective interest rate method over the period from issuance through the dates of redemption.

9. Initial Public Offering

On September 29, 2005, the Company effected its IPO in which the Company sold 5,500,000 common shares at a price to the public of $12.00 per share. The net proceeds of the IPO to the Company, which the Company received on October 5, 2005, were approximately $61,400 after deducting underwriting discounts. Upon the closing of the IPO, all of the Company's outstanding convertible preferred shares converted into an aggregate of 22,720,543 common shares.

10. Shareholders' Equity

Share Options

The Company's 2000-2002 Share Incentive Plan (the "2000-2002 Plan") provided for employees, officers, non-employee directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company's common shares. Under the 2000-2002 Plan, the Company reserved an aggregate of 9,000,000 common shares for such awards. The Board of Directors determined that no further grants of awards under the 2000-2002 Plan would be made after the IPO. As of June 30, 2007, there were options to purchase 2,385,121 common shares outstanding under the 2000-2002 Plan. Upon the IPO, all shares reserved for issuance but not yet granted under the 2000-2002 Plan were transferred to the Company's 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan (the "Directors' Plan"). Options previously granted to U.S. tax residents under the 2000-2002 Plan were either "Incentive Stock Options" or "Nonstatutory Options" under the applicable provisions of the U.S. Internal Revenue Code.

The 2005 Equity Incentive Plan, adopted by the Board of Directors in July 2005, provided for employees, officers, non-employee directors, consultants and advisors of the Company to receive restricted share awards or other share-based awards or be granted options to purchase common shares. In May 2007, at a special meeting of shareholders of the Company, the shareholders of the Company approved the Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan"), which amended and restated the 2005 Equity Incentive Plan in order to, among other things:

- increase the number of common shares available for issuance under the Plan by 3,900,000 shares, from an aggregate of 3,483,736 shares to an aggregate of 7,383,736 shares, and eliminate the formula for automatic increases in the shares available for issuance under the Plan;
- reduce the number of common shares available for issuance under the Plan by (i) 1.56 common shares for each share subject to any restricted share award, restricted share unit or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the common shares on the date of grant and (ii) one common share for each share subject to any other award under the Plan;
- require that the exercise price of any share option or share appreciation right granted under the Plan be at least 100% of the fair market value of the common shares on the date of grant;
- limit the term of any share option or share appreciation right to a maximum period of ten years;
- provide that shares underlying outstanding awards under the 2000-2002 Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised in full will no longer become available for the grant of new awards under the 2005 Plan; and
- prohibit the repricing of any share options or share appreciation rights without shareholder approval.

As of June 30, 2007, there were awards to purchase or acquire 2,654,371 common shares outstanding under the 2005 Plan, 213,093 common shares had been issued upon exercise of options granted under the 2005 Plan, and 4,516,272 common shares remained available for issuance under the 2005 Plan.

While the Company may grant options to employees, officers, non-employee directors, consultants and advisors which become exercisable at different times or within different periods, the Company has generally granted options to employees, officers, consultants and advisors that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter. In addition, the Company has generally granted awards to non-employee directors that are exercisable on a cumulative basis, with 8.33% exercisable each quarter. The requisite service period is normally four years for employees and officers and three years for non-employee directors. The contractual life of the options is ten years.

The Directors' Plan provides for non-employee directors of the Company to receive option grants upon initial appointment as a director and annually thereafter in connection with the Company's annual general meeting of shareholders if they are continuing to serve as a director at such time. Under the Directors' Plan, the Company initially reserved 250,000 shares for such awards, subject to an annual increase through 2015 in shares available by an amount equal to the number of shares granted during the Company's prior calendar year under the Directors' Plan. In May 2007, the Company amended the Directors' Plan to fix the aggregate number of shares issuable upon the exercise of options issued under the Directors' Plan to an aggregate of 250,000 shares and to eliminate the annual increase in available shares. As of June 30, 2007, there were 26,643 options outstanding under the Directors' Plan.

A summary of the Company's share option activity and related information for the year ended June 30, 2007 is as follows:

	2007			
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	5,796,120	$10.25		
Granted	1,326,306	27.42		
Exercised	(1,971,567)	6.95		
Forfeited/cancelled	(725,932)	13.97		
Outstanding at the end of the period	4,424,927	$16.25	8.25	$97,360
Vested or expected to vest at the end of the period	4,254,991	$16.10	8.23	94,249
Exercisable at the end of the period	1,158,118	$10.42	7.59	$32,225

The following table represents weighted average price and life information about significant option groups outstanding at June 30, 2007:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.11 – $12.00	1,258,819	7.52	$ 7.76	533,806	$ 6.27
$12.33	1,663,815	7.92	12.33	556,601	12.33
$16.93 – $23.31	807,909	9.04	22.87	19,503	19.38
$24.32 – $33.31	347,791	9.08	29.27	37,428	29.27
$36.16	34,500	8.67	36.16	10,780	36.16
$37.51	312,093	9.87	37.51	—	0.00
$1.11 – $37.51	4,424,927	8.25	$16.25	1,158,118	$10.42

A summary of the Company's unvested restricted share unit activity and related information for the fiscal year ended June 30, 2007 is as follows:

	Restricted Share Units	Weighted-Average Grant Date Fair Value
Unvested at the beginning of the period	—	$ —
Granted	646,243	30.86
Vested and distributed	—	—
Forfeited/cancelled	(36,983)	32.34
Unvested at the end of the period	609,260	$30.77

The Company had an aggregate of 4,739,629 common shares available for future award under its share-based compensation plans as of June 30, 2007.

The total fair value of shares vested during the fiscal year ended June 30, 2007 was $3,518. The total intrinsic value of options exercised during the fiscal years ended June 30, 2007, 2006 and 2005 was $54,763, $46,421 and $84, respectively.

11. Employees' Savings Plan

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the plan. Under the provisions of the plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant's voluntary contributions, subject to a maximum Company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $608, $396 and $253 in the years ended June 30, 2007, 2006 and 2005, respectively.

12. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended June 30,		
	2007	2006	2005
Current:			
U.S. Federal	$1,388	$(163)	$ 265
U.S. State	368	6	—
Non-U.S.	(166)	722	239
Total current	1,590	565	504
Deferred:			
U.S. Federal	(268)	218	(420)
U.S. State	(80)	—	—
Non-U.S.	1,638	—	—
Total deferred	1,290	218	(420)
Total	$2,880	$ 783	$ 84

The following is a reconciliation of the standard U.S. statutory tax rate and the Company's effective tax rate:

	Year Ended June 30,		
	2007	2006	2005
U.S. federal statutory income tax rate	34.0%	34.0%	(34.0)%
State taxes	1.0%	0.0%	0.0%
Tax reserve reversal	0.0%	(4.7)%	0.0%
Valuation allowance utilized	0.0%	0.0%	(5.4)%
Foreign rate differential	(24.4)%	(26.6)%	40.4%
Other	(1.0)%	1.2%	(0.5)%
Effective income tax rate	9.6%	3.9%	0.5%

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended June 30, 2007, 2006 and 2005
(in thousands, except share and per share data)

The following is a summary of the Company's income before taxes by geography:

	Year Ended June 30,		
	2007	2006	2005
U.S.	$ 4,107	$ 2,249	$ 1,698
Non-U.S.	25,916	17,769	(17,833)
Total	$30,023	$20,018	$(16,135)

Significant components of the Company's deferred tax assets and liabilities, which are primarily related to its United States subsidiary, for income taxes consist of the following at June 30, 2007 and 2006:

	Year Ended June 30,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 1,452	$ 677
Accrued expenses	528	179
R&D credit carryforwards	—	6
Total deferred tax assets	1,980	862
Deferred tax liabilities:		
Depreciation	(2,544)	(133)
Total deferred tax liabilities	(2,544)	(133)
Net deferred taxes	$ (564)	$ 729

The current portion of the net deferred taxes at June 30, 2007 and 2006 was an asset of $661 and $294, respectively.

In assessing the realizability of deferred tax assets in accordance with SFAS No. 109, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the weight of available evidence at June 30, 2007, management believes that it is more likely than not that all of its net deferred tax assets will be realized. The Company will continue to assess the realization of the deferred tax assets based on operating results.

At June 30, 2007, the Company had U.S. federal net operating loss carryforwards of approximately $1,600 that expire on dates up to and through the year 2021. The utilization of these net operating losses is subject to annual limitation under the change in share ownership rules of the Internal Revenue Code. The Company had foreign net operating losses carryforwards of approximately $2,500 that expire on dates up to and through 2027.

The Company has corporate minimum tax credit carryforwards in Canada of approximately $135 that expire on dates up to 2018.

The Company's income tax liability balance includes tax contingencies that are recorded to address potential exposures for tax positions we have taken that could be challenged by taxing jurisdictions. Judgment is required in determining the Company's worldwide income tax provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the Company's historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

13. Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is considered to be the team comprised of the chief executive officer and the executive management team. The Company views its operations and manages its business as one operating segment.

Geographic Data

Revenues by geography are based on the country-specific website through which the customer's order was transacted. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended June 30,		
	2007	2006	2005
Revenues			
United States	$173,414	$108,524	$66,138
Non-United States	82,519	43,625	24,747
Total revenues	$255,933	$152,149	$90,885

	June 30,	
	2007	2006
Long-lived assets:		
Bermuda	$ 8,024	$ 5,006
Netherlands	40,570	18,086
Canada	57,209	29,168
United States	7,727	2,652
Jamaica	1,167	1,482
Spain	1,361	—
Total	$116,058	$56,394

14. Commitments and Contingencies

Operating Lease Commitments

The Company rents office space under operating leases expiring on April 30, 2009, December 31, 2011 and April 26, 2017. Total rent expense for the years ended June 30, 2007, 2006 and 2005 were $2,537, $1,324, and $1,283, respectively. Sublease income received for the years ended June 30, 2007, 2006 and 2005 were $9, $181 and $140, respectively.

In October 2006, VistaPrint USA, Incorporated, entered into an operating lease for approximately 163,000 square feet of office space in Lexington, Massachusetts. The lease term for this space commenced on April 27, 2007 and expires on April 26, 2017. Future rental payments required under the lease are an aggregate of approximately $43,000. The lease requires a security deposit in the form of a letter of credit in the amount of $1,100. This amount is classified as restricted cash and is included in deposits, image licenses and other non-current assets in the consolidated balance sheet.

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2007:

2008	$ 4,025
2009	4,518
2010	4,597
2011	4,651
2012	4,708
Thereafter	23,614
Total	$46,113

The Company executed a lease in October 2006 related to the Company's office facility in Lexington, Massachusetts, pursuant to which the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Guarantees and Indemnification Obligations

The Company has entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company's subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company's subsidiaries under such arrangements are reflected in the Company's consolidated financial statements and these notes.

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company's intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws and with various indemnification agreements with specific employees, the Company and its subsidiaries have agreed to indemnify the directors, executive officers and employees of the Company and its subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon the Company's historical experience and information known to the Company as of June 30, 2007, the Company believes its liability on the above guarantees and indemnities at June 30, 2007 is immaterial.

Purchase Commitments

At June 30, 2007, the Company had unrecorded commitments under contracts to purchase print production equipment and to complete construction relating to the expansion of the Canadian and Dutch printing facilities of approximately $6,585 and $8,334, respectively

At June 30, 2006, the Company had unrecorded commitments under contracts to purchase print production equipment and to complete construction of the Canadian printing facility of approximately $9,270 and $5,862, respectively.

Legal Proceedings

One of the Company's subsidiaries and its predecessor corporation were named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court on September 14, 2004. The complaint alleged that the shipping and handling fees the Company charged for free products were excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005 and, on June 17, 2005, gave final approval to the settlement. Under the terms of the settlement, the Company agreed to change the term 'shipping and handling' to 'shipping and processing' on its websites, to provide all class members who purchase free business cards from the Company for a two year period in the future the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs' counsel. In August 2005, an objector to the settlement filed an appeal of the Court's final approval of the settlement. On February 28, 2007, the California Court of Appeals ruled in favor of the Company, affirming the Superior Court's final approval of the settlement. The period for the objector to appeal the Court of Appeals' decision passed without any appeal being filed, and the settlement became effective on April 9, 2007.

On July 27, 2006, our wholly-owned subsidiary VistaPrint Technologies Limited filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of VistaPrint's European patents related to computer-implemented methods and apparatus for generating

pre-press graphic files. On June 7, 2007, print24 GmbH filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in VistaPrint's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in VistaPrint's favor on the underlying infringement claim against print24 and its co-defendants, granting the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf Court's ruling is scheduled to go into effect in early September 2007, subject to appeal by the defendants. We are unable to express an opinion as to the likely outcome of any appeal by print24 and its co-defendants of the Düsseldorf Court's ruling in the infringement action. print24's nullification action in the German Patent Court remains outstanding, in its earliest stages, and we are unable to express an opinion as to the likely outcome of such action.

On May 14, 2007, VistaPrint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by VistaPrint Technologies Limited related to browser-based tools for online product design. We are seeking an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The lawsuit is in its early stages and we are unable to express an opinion as to the likely outcome.

The Company is involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect resolution of these matters to have a material adverse impact on its consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect the Company's results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

The Company is not currently party to any other material legal proceedings.

15. Supplemental Disclosures of Cash Flow Information

	Year Ended June 30,		
	2007	2006	2005
Cash paid during the year for:			
Interest	$1,789	$1,089	$ 369
Income taxes	1,349	766	269
Supplemental disclosure of noncash investing and financing activities:			
Accretion of preferred shares	$ —	$1,295	$4,813

16. Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended June 30, 2007 and 2006:

	Balance at Beginning of Period	Provision	Write-offs/ (Recovery)	Balance at End of Period
Year ended June 30, 2007	$50	$106	$(8)	$148
Year ended June 30, 2006	$57	$—	$(7)	$ 50
Year ended June 30, 2005	$48	$ 16	$(7)	$ 57

17. Quarterly Financial Data (unaudited)

Year Ended June 30, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$50,003	$64,034	$69,348	$72,548
Net income	6,048	8,312	7,385	5,398
Net income attributable to common shareholders:				
Basic	$ 6,048	$ 8,312	$ 7,385	$ 5,398
Diluted	$ 6,048	$ 8,312	$ 7,385	$ 5,398
Net income per common share :				
Basic	$ 0.15	$ 0.20	$ 0.17	$ 0.12
Diluted	$ 0.14	$ 0.18	$ 0.16	$ 0.12

Year Ended June 30, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$28,898	$36,366	$41,603	$45,282
Net income	2,901	5,466	5,264	5,604
Net income attributable to common shareholders:				
Basic	$ 557	$ 5,466	$ 5,264	$ 5,604
Diluted	$ 631	$ 5,466	$ 5,264	$ 5,604
Net income per common share (1):				
Basic	$ 0.05	$ 0.14	$ 0.13	$ 0.14
Diluted	$ 0.04	$ 0.13	$ 0.12	$ 0.12

(1) The Company calculated basic net income per share for the year ended June 30, 2006 using the two-class method for the first 91 days of the year.

Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2007, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of June 30, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our assessment of our internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
VistaPrint Limited

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that VistaPrint Limited maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VistaPrint Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that VistaPrint Limited maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, VistaPrint Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VistaPrint Limited as of June 30, 2007 and 2006 and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2007 and our report dated August 21, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 21, 2007

Changes In Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information with respect to directors and executive officers required under this item pursuant to Item 401 of Regulation S-K is incorporated by reference to the information set forth under the sections captioned "Election of Directors" and "Information About Executive Officers" in our definitive proxy statement for our 2007 Annual General Meeting of Shareholders. Information required under this Item pursuant to Item 405 of Regulation S-K relating to certain filings of Forms 3, 4 and 5 will be contained in our 2007 proxy statement under the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The information required under this item pursuant to Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be contained in our definitive proxy statement for our 2007 Annual General Meeting of Shareholders under the section captioned "Corporate Governance" and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer or person serving similar functions, and to all of our employees. The text of our code of business conduct and ethics is available on our website at www.vistaprint.com. We did not waive any provisions of the code of business conduct and ethics during the fiscal year ended June 30, 2007. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer, or persons performing similar functions, we intend to post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item pursuant to Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2007 Annual General Meeting of Shareholders under the section captioned "Executive Officer Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item pursuant to Items 403 and 201(d) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2007 Annual General Meeting of Shareholders under the sections captioned "Security Ownership of Certain Beneficial Owners and Management," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item pursuant to Items 404 and 407(a) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2007 Annual General Meeting of Shareholders under the sections captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services.*

The information required by this item pursuant to Item 9(e) of Schedule 14A is incorporated by reference herein to our definitive proxy statement for our 2007 Annual General Meeting of Shareholders under the section captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 28, 2007

VISTAPRINT LIMITED

By: /s/ ROBERT S. KEANE
Robert S. Keane
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT S. KEANE **Robert S. Keane**	Chairman of the Board, President and Chief Executive Officer (Principal executive officer)	August 28, 2007
/s/ HARPREET GREWAL **Harpreet Grewal**	Chief Financial Officer (Principal financial and accounting officer)	August 28, 2007
/s/ DANIEL CIPORIN **Daniel Ciporin**	Director	August 28, 2007
/s/ JOHN J. GAVIN, JR. **John J. Gavin, Jr.**	Director	August 28, 2007
/s/ GEORGE M.OVERHOLSER **George M. Overholser**	Director	August 28, 2007
/s/ LOUIS PAGE **Louis Page**	Director	August 28, 2007
/s/ RICHARD RILEY **Richard Riley**	Director	August 28, 2007

EXHIBIT INDEX

Exhibit No.	Description
3.1 (1)	Memorandum of Association of the Registrant
3.2 (1)	Amended and Restated Bye-Laws of the Registrant
4.1 (1)	Specimen certificate evidencing common shares
10.1 (1)*	Amended and Restated 2000-2002 Share Incentive Plan, as amended
10.2 (1)*	Form of Nonqualified Share Option Agreement under 2000-2002 Share Incentive Plan
10.3 (1)*	Form of Incentive Share Option Agreement under 2000-2002 Share Incentive Plan
10.4 (1)*	2005 Non-Employee Directors' Share Option Plan
10.5 (1)*	Form of Share Option Agreement under Amended and Restated 2005 Non-Employee Director Share Option Plan
10.6 (8)*	Amended and Restated 2005 Equity Incentive Plan
10.7 (1)*	Form of Nonqualified Share Option Agreement under Amended and Restated 2005 Equity Incentive Plan
10.8 (1)*	Form of Incentive Share Option Agreement under Amended and Restated 2005 Equity Incentive Plan
10.9 *	Executive Officer FY 2008 Bonus Plan
10.10(1)	Third Amended and Restated Registration Rights Agreement dated as of August 30, 2004 by and among the Registrant and the other signatories thereto, as amended
10.11(1)	Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of November 1, 2004
10.12(1)	Lease, dated as of April 24, 2003, between VistaPrint USA, Incorporated and Mortimer B. Zuckerman and Edward H. Linde, Trustees of 92 Hayden Avenue Trust
10.13(1)*	Form of Executive Officer Indemnification Agreement
10.14(1)*	Executive Retention Agreement between VistaPrint USA, Incorporated, the Registrant and Robert S. Keane dated as of December 1, 2004
10.15(1)*	Form of Executive Retention Agreement between VistaPrint USA, Incorporated, the Registrant and each of Janet F. Holian and Alexander Schowtka, dated as of December 1, 2004
10.16(1)	Credit Agreement between VistaPrint B.V. and ABN AMRO Bank N.V., as amended
10.17(1)*	Form of Invention and Non-Disclosure Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Anne S. Drapeau, Harpreet Grewal, Wendy Cebula, and Alexander Schowtka
10.18(1)*	Form of Confidential Information and Non-Competition Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Wendy Cebula and Alexander Schowtka
10.19(5)*	Form of Restricted Share Unit Agreement under Amended and Restated 2005 Equity Incentive Plan
10.20(1)*	Form of Restricted Share Agreement under Amended and Restated 2005 Equity Incentive Plan
10.21(1)*	Executive Retention Agreement between VistaPrint USA, Incorporated, the Registrant and Anne S. Drapeau dated September 12, 2005
10.22*	Non-Competition and Non-Solicitation Agreement between VistaPrint USA, Incorporated and Harpreet Grewal.
10.23(1)*	Non-Competition and Non-Solicitation Agreement between VistaPrint USA, Incorporated and Anne S. Drapeau

Exhibit No.	Description
10.24(3)	First Amendment to Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of December 15, 2005.
10.25(2)*	Executive Officer FY 2007 Bonus Plan
10.26*	Summary of Compensatory Arrangements with Executive Officers
10.27*	Summary of Compensatory Arrangements with Non-Employee Directors
10.28(4)*	Transition Agreement dated January 23, 2006 between the Registrant, VistaPrint USA, Incorporated and Paul C. Flanagan.
10.29(6)	Lease dated October 4, 2006 between VistaPrint USA, Incorporated and Ledgemont Research Park Associates II L.P.
10.30(6)	Unconditional Guaranty dated October 4, 2006 by VistaPrint Limited.
10.31(7)*	Executive Retention Agreement dated October 2, 2006 among VistaPrint USA, Incorporated, VistaPrint Limited and Harpreet Grewal.
10.32(7)*	Executive Retention Agreement dated January 3, 2007 among VistaPrint USA, Incorporated, VistaPrint Limited and Wendy Cebula.
10.33*	Amendment to the 2005 Non-Employee Director Share Option Plan
21.1(1)	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Acting Chief Financial Officer.

---

* Management contract or compensatory plan or arrangement

(1) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-125470) and incorporated herein by reference.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on August 8, 2006 and incorporated herein by reference.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on December 15, 2005 and incorporated herein by reference.

(4) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on January 23, 2006 and incorporated herein by reference.

(5) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2006 filed on September 13, 2006 and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on October 10, 2007 and incorporated herein by reference.

(7) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 filed on January 31, 2007 and incorporated herein by reference.

(8) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on May 21, 2007 and incorporated herein by reference.

COMPARISON OF 21 MONTH CUMULATIVE TOTAL RETURN*

Among VistaPrint Limited, The NASDAQ Composite Index
And The RDG Internet Composite Index



	September 30, 2005	June 30, 2006	June 30, 2007
VistaPrint Limited	100.00	175.34	250.82
NASDAQ Composite	100.00	101.98	123.22
RDG Internet Composite	100.00	119.17	134.34

* $100 invested on 9/30/05 in stock or index-including reinvestment of dividends. Fiscal year ending June 30.

VistaPrint

NOTICE AND PROXY STATEMENT
2007



September 27, 2007

Dear Fellow Shareholder:

I am pleased to invite you to attend the 2007 Annual General Meeting of Shareholders of VistaPrint Limited to be held on Friday, November 2, 2007 at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The Annual General Meeting will commence at 12:00 pm (Atlantic Daylight Time).

At the annual meeting, we expect to consider and act upon the following matters:

(1) To elect two members to our Board of Directors to serve as Class II directors for a term of three years;

(2) To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Details regarding admission to the meeting and the business to be conducted at the meeting are more fully described in the accompanying Notice of Annual General Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. Voting by proxy will ensure your representation at the Annual General Meeting if you do not attend in person. Please review the instructions on the enclosed proxy card regarding each of your voting options.

Thank you for your ongoing support of and continued interest in VistaPrint.

Sincerely,

ROBERT S. KEANE
President, Chief Executive Officer and
Chairman of the Board

VISTAPRINT LIMITED
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On November 2, 2007

The 2007 Annual General Meeting of Shareholders of VistaPrint Limited, which is referred to herein as the annual meeting or the meeting, will be held on Friday, November 2, 2007, at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The annual meeting will commence at 12:00 pm (Atlantic Daylight Time) and the following matters will be considered and acted upon at the annual meeting:

(1) To elect two members to our Board of Directors to serve as Class II directors for a term of three years;

(2) To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on September 14, 2007 are entitled to vote at the annual meeting. Your vote is important regardless of the number of shares you own. Whether you expect to attend the annual meeting or not, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope we have provided. You can also submit your proxy to vote your shares over the Internet or by telephone as provided in the instructions set forth on the proxy card. Your prompt response will ensure that your shares are represented at the annual meeting. You can change your vote and revoke your proxy at any time before the polls close at the annual meeting by following the procedures described in the accompanying proxy statement.

All shareholders are cordially invited to attend the annual meeting.

By order of the Board of Directors,

APPLEBY CORPORATE SERVICES (BERMUDA) LTD.

Assistant Secretary
Hamilton, Bermuda
September 27, 2007

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING ... 2
What is the purpose of the annual meeting? ... 2
Who can vote? ... 2
How many votes do I have? ... 2
Is my vote important? ... 2
How do I vote? ... 2
Can I change my vote after I have mailed my proxy card or after I have submitted my proxy to vote my shares over the Internet or by telephone? ... 3
Can I vote if my shares are held in "street name"? ... 3
What constitutes a quorum? ... 3
What vote is required for each item? ... 3
How will votes be counted? ... 4
Who will count the votes? ... 4
Will my vote be kept confidential? ... 4
How does the Board of Directors recommend that I vote on the proposals? ... 4
Will any other business be conducted at the meeting or will other matters be voted on? ... 4
Where can I find the voting results? ... 4
How and when may I submit a shareholder proposal, including a shareholder nomination for director, for the 2008 annual general meeting? ... 4
What are the costs of soliciting these proxies? ... 5
Will the 2007 financial statements be presented to the annual meeting? ... 5
How can I obtain an Annual Report on Form 10-K? ... 5
Householding of Annual Meeting Materials ... 6
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ... 7
Section 16(a) Beneficial Ownership Reporting Compliance ... 8
PROPOSAL 1—ELECTION OF DIRECTORS ... 9
Nominees for Class II Directors (Terms to Expire at the 2010 Annual General Meeting) ... 9
Class I Directors (Terms Expire at the 2009 Annual General Meeting) ... 9
Class III Directors (Terms Expire at the 2008 Annual General Meeting) ... 10
CORPORATE GOVERNANCE ... 10
General ... 10
Determination of Independence ... 11
Director Nomination Process ... 11
Board of Directors Meetings and Committees ... 12
Audit Committee ... 12
Compensation Committee ... 13
Nominating and Corporate Governance Committee ... 13
Communicating with the Independent Directors ... 14
Report of the Audit Committee ... 14
Certain Relationships and Related Transactions ... 15
Policies and Procedures for Related Party Transactions ... 15
INFORMATION ABOUT EXECUTIVE OFFICERS ... 17
Background Information ... 17
Executive Compensation ... 19
Compensation Discussion & Analysis ... 19
Overview and Context ... 19
Compensation Philosophy, Guiding Principles and Background ... 19
Compensation Committee Approach ... 19
Compensation Components for Executives ... 20
Executive Retention and Other Agreements ... 22

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will consider and act on the following matters:

1. To elect two members to our Board of Directors to serve as Class II directors for a term of three years.

2. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.

3. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Who can vote?

To be able to vote, you must have been a shareholder of record at the close of business on September 14, 2007. This date is the record date for the annual meeting.

Shareholders of record at the close of business on September 14, 2007 are entitled to vote on each proposal at the annual meeting. The number of outstanding common shares entitled to vote on each proposal at the meeting is 43,598,458.

How many votes do I have?

Each common share of VistaPrint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many common shares you own. Please take the time to vote. Take a moment to read the instructions below. Choose the way to vote that is easiest and most convenient for you and submit your proxy so your vote is cast as soon as possible.

How do I vote?

You may deliver your proxy to vote your shares in one of the following ways or you may vote in person at the annual meeting.

You may submit your proxy to vote by mail. You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. The Board of Directors recommends that you vote **FOR** Proposals 1 and 2.

You may submit your proxy to vote over the Internet. If you have Internet access, you may submit your proxy to vote your shares from any location in the world by following the "Submit Your Proxy to Vote-by-Internet" instructions set forth on the enclosed proxy card.

You may submit your proxy to vote by telephone. You may submit your proxy to vote your shares by telephone by following the "Submit Your Proxy to Vote-by-Telephone" instructions set forth on the enclosed proxy card.

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING 2
What is the purpose of the annual meeting? 2
Who can vote? 2
How many votes do I have? 2
Is my vote important? 2
How do I vote? 2
Can I change my vote after I have mailed my proxy card or after I have submitted my proxy to vote my shares over the Internet or by telephone? 3
Can I vote if my shares are held in "street name"? 3
What constitutes a quorum? 3
What vote is required for each item? 3
How will votes be counted? 4
Who will count the votes? 4
Will my vote be kept confidential? 4
How does the Board of Directors recommend that I vote on the proposals? 4
Will any other business be conducted at the meeting or will other matters be voted on? 4
Where can I find the voting results? 4
How and when may I submit a shareholder proposal, including a shareholder nomination for director, for the 2008 annual general meeting? 4
What are the costs of soliciting these proxies? 5
Will the 2007 financial statements be presented to the annual meeting? 5
How can I obtain an Annual Report on Form 10-K? 5
Householding of Annual Meeting Materials 6
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 7
Section 16(a) Beneficial Ownership Reporting Compliance 8
PROPOSAL 1—ELECTION OF DIRECTORS 9
Nominees for Class II Directors (Terms to Expire at the 2010 Annual General Meeting) 9
Class I Directors (Terms Expire at the 2009 Annual General Meeting) 9
Class III Directors (Terms Expire at the 2008 Annual General Meeting) 10
CORPORATE GOVERNANCE 10
General 10
Determination of Independence 11
Director Nomination Process 11
Board of Directors Meetings and Committees 12
Audit Committee 12
Compensation Committee 13
Nominating and Corporate Governance Committee 13
Communicating with the Independent Directors 14
Report of the Audit Committee 14
Certain Relationships and Related Transactions 15
Policies and Procedures for Related Party Transactions 15
INFORMATION ABOUT EXECUTIVE OFFICERS 17
Background Information 17
Executive Compensation 19
Compensation Discussion & Analysis 19
Overview and Context 19
Compensation Philosophy, Guiding Principles and Background 19
Compensation Committee Approach 19
Compensation Components for Executives 20
Executive Retention and Other Agreements 22

Transition Agreement 25
The Role of the Company Executives in the Compensation Process 25
Chief Executive Officer Compensation 25
Share Ownership Guidelines 26
Report of the Compensation Committee 26
Summary Compensation Table 26
Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2007 28
Outstanding Equity Awards at June 30, 2007 30
Options Exercised and Shares Vested 31
Compensation of Directors 32
Compensation Committee Interlocks and Insider Participation 34
Securities Authorized for Issuance Under Equity Compensation Plans 34
PROPOSAL 2—RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 34
Independent Registered Public Accounting Firm Fees and Other Matters 35
OTHER MATTERS 35
ELECTRONIC SUBMISSION OF PROXY FOR VOTING 36

VISTAPRINT LIMITED
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 2, 2007

This proxy statement contains information about the 2007 Annual General Meeting of Shareholders of VistaPrint Limited, which we refer to in this proxy statement as the annual meeting or the meeting. The annual meeting will be held on Friday, November 2, 2007, at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The annual meeting will commence at 12:00 pm (Atlantic Daylight Time).

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of VistaPrint Limited, which is also referred to as VistaPrint or the Company in this proxy statement, for use at the annual meeting and at any adjournment of the annual meeting. All proxies will be voted in accordance with the instructions they contain. If no instruction is specified on a proxy, it will be voted in favor of the matters set forth in the notice of the annual meeting. A shareholder may revoke any proxy at any time before it is exercised by giving our Secretary written notice to that effect either before or at the annual meeting, signing and submitting another proxy with a later date or by attending the meeting in person and voting its shares.

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 is being mailed to shareholders with the mailing of the Notice of Annual General Meeting and this proxy statement on or about September 27, 2007.

A copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 as filed with the United States Securities and Exchange Commission, except for exhibits, will be furnished without charge to any shareholder upon written request to VistaPrint Limited, c/o VistaPrint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA.

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will consider and act on the following matters:

1. To elect two members to our Board of Directors to serve as Class II directors for a term of three years.

2. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.

3. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Who can vote?

To be able to vote, you must have been a shareholder of record at the close of business on September 14, 2007. This date is the record date for the annual meeting.

Shareholders of record at the close of business on September 14, 2007 are entitled to vote on each proposal at the annual meeting. The number of outstanding common shares entitled to vote on each proposal at the meeting is 43,598,458.

How many votes do I have?

Each common share of VistaPrint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many common shares you own. Please take the time to vote. Take a moment to read the instructions below. Choose the way to vote that is easiest and most convenient for you and submit your proxy so your vote is cast as soon as possible.

How do I vote?

You may deliver your proxy to vote your shares in one of the following ways or you may vote in person at the annual meeting.

You may submit your proxy to vote by mail. You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. The Board of Directors recommends that you vote **FOR** Proposals 1 and 2.

You may submit your proxy to vote over the Internet. If you have Internet access, you may submit your proxy to vote your shares from any location in the world by following the "Submit Your Proxy to Vote-by-Internet" instructions set forth on the enclosed proxy card.

You may submit your proxy to vote by telephone. You may submit your proxy to vote your shares by telephone by following the "Submit Your Proxy to Vote-by-Telephone" instructions set forth on the enclosed proxy card.

You may vote in person. If you attend the meeting at either location set forth in the accompanying Notice of 2007 Annual General Meeting, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot. Ballots will be available at the meeting.

Can I change my vote after I have mailed my proxy card or after I have submitted my proxy to vote my shares over the Internet or by telephone?

Yes. You can revoke your proxy and change your vote at any time before the polls close at the meeting by doing any one of the following things:

- signing and delivering another proxy with a later date to our Corporate Secretary at Canon's Court, 22 Victoria Street, Hamilton, Bermuda;
- submitting another proxy to vote with a later date over the Internet or by telephone;
- giving our Secretary written notice before or at the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

If your shares are held in street name, you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting on November 2, 2007. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record.

What constitutes a quorum?

In order for business to be conducted at the annual meeting with respect to a particular matter, a quorum must be present for that particular matter. For each of the proposals described in the accompanying Notice of 2007 Annual General Meeting, a quorum consists of at least two shareholders present in person or by proxy and holding or representing more than a majority of the outstanding shares entitled to vote, or at least 21,799,230 shares.

Common shares represented in person or by proxy (including "broker non-votes" and shares that abstain or do not vote with respect to a particular proposal to be voted upon) will be counted for the purpose of determining whether a quorum exists at the annual meeting for that proposal. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the annual meeting will be adjourned until a quorum is obtained.

What vote is required for each item?

For each of the proposals being considered at the annual meeting, approval of the proposal requires the affirmative vote of a simple majority of the votes cast. There is no cumulative voting in the election of directors.

The election of each director nominee will be considered and voted upon as a separate proposal. Abstentions and broker "non-votes" are not counted as votes cast and will not affect the voting results on any proposals. If the proposal for the election of a director nominee does not receive the required majority of the votes cast, then the director will not be elected and the position on the Board of Directors that would have been filled by the director nominee will become vacant. The Board of Directors has the ability to fill any vacancy upon the recommendation of its Nominating and Corporate Governance Committee.

How will votes be counted?

Each common share will be counted as one vote according to the instructions contained on a properly completed proxy, whether submitted by mail, over the Internet or by telephone, or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter, or (2) the shares are broker non-votes.

Who will count the votes?

The votes will be counted, tabulated and certified by Broadridge. A representative of Appleby Management (Bermuda) Limited will serve as the scrutineer at the meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and we will not disclose your vote, unless (1) we are required to do so by law (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the Board of Directors. The scrutineer will forward any written comments that you make on the proxy card to management without providing your name, unless you expressly request disclosure on your proxy card.

How does the Board of Directors recommend that I vote on the proposals?

The Board of Directors recommends that you vote:

FOR the election of Louis Page and Richard T. Riley to serve as Class II directors on the Board of Directors, each for a term of three years; and

FOR the ratification and approval of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.

Will any other business be conducted at the meeting or will other matters be voted on?

The Board of Directors does not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, the persons named in the proxy card that accompanies this proxy statement, whether you submit your proxy by mail, through the Internet or by telephone, will exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results in our quarterly report on Form 10-Q for the second quarter of fiscal 2008, which we expect to file with the Securities and Exchange Commission in February 2008.

How and when may I submit a shareholder proposal, including a shareholder nomination for director, for the 2008 annual general meeting?

If you are interested in submitting a proposal for inclusion in the proxy statement for the 2008 annual general meeting, you need to follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of

1934, or the Exchange Act. To be eligible for inclusion, we must receive your shareholder proposal intended for inclusion in the proxy statement for our 2008 Annual General Meeting of Shareholders at our registered offices in Hamilton, Bermuda as set forth below no later than June 1, 2008.

Bermuda law provides that shareholders who collectively hold at least 5% of the total voting rights of our outstanding common shares, or any group comprised of at least 100 or more registered shareholders, may require a proposal to be submitted to an annual general meeting of shareholders. Bermuda law generally requires that notice of such a proposal must be deposited at our registered office not less than six weeks before the date of the meeting.

Any proposals, nominations or notices should be sent to:

Secretary, VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

With a copy to:
General Counsel
VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

Proxy Statement

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We are initially soliciting these proxies by mail and e-mail, but our directors, officers and selected other employees may also solicit proxies by telephone, e-mail or by other means of communication without additional remuneration. Directors, officers and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of our common shares that they hold in their names. We will reimburse banks and brokers for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Will the 2007 financial statements be presented to the annual meeting?

Yes. At the annual meeting we will present the audited financial statements for the fiscal year ended June 30, 2007, as required by Bermuda law. Copies of these financial statements are included in our Annual Report on Form 10-K, which we are delivering to you with this proxy statement.

How can I obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 is available on our website at www.vistaprint.com. If you would like a copy of our Annual Report, we will send you one without exhibits at no charge. Please contact:

VistaPrint Limited
c/o VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
Email: investorrelations@vistaprint.com

Our website address is provided for convenience only. We are not including the information on our website, or any information which may be linked through our website, as a part of this proxy statement nor is it incorporated herein.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: VistaPrint Limited, c/o VistaPrint USA, Incorporated, Attention: Investor Relations Department, 95 Hayden Avenue, Lexington, MA 02421, 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our common shares as of August 31, 2007 by:

- each shareholder we know to beneficially own more than 5% of our outstanding common shares;
- each director;
- each executive officer named in the Summary Compensation Table under the heading "Executive Compensation"; and
- all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Common Shares Beneficially Owned(2)	Percent of Common Shares Beneficially Owned(3)
Executive Officers and Directors		
Entities affiliated with Janus Capital Management LLC(4) 151 Detroit Street Denver, CO 80206	4,372,691	10.0%
Entities affiliated with FMR Corp.(5) 82 Devonshire Street Boston, MA 02109	4,241,704	9.7
Entities affiliated with AXA Financial, Inc.(6) 1290 Avenue of the Americas New York, NY 10104	3,441,288	7.9
Executive Officers and Directors		
Robert S. Keane(7)	3,198,767	7.2
Wendy Cebula	106,062	*
Anne Drapeau	78,395	*
Paul Flanagan(8)	—	*
Harpreet Grewal	47,500	*
Janet Holian(9)	53,249	*
Daniel Ciporin	20,731	*
John J. Gavin, Jr.	4,737	*
George Overholser	107,158	*
Louis Page(10) Window to Wall Street 39 Cedar Hill Road Dover, MA 02030	362,431	*
Richard Riley	25,731	*
All executive officers and directors as a group (11 persons)	4,000,761	9.0

* Less than 1%

(1) Unless otherwise indicated, the address of each director and executive officer listed is c/o VistaPrint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421.

(2) For each person, the "Number of Shares Beneficially Owned" column may include common shares attributable to the person because of that person's voting or investment power or other relationship. The number of common shares beneficially owned by each person is determined under rules promulgated by the Securities and Exchange Commission, or SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days of the date established for the purpose of determining ownership, including through the exercise of share options. This includes the following number of common shares issuable upon vesting of restricted share units and upon exercise of outstanding share options which may be

exercised on or before 60 days after August 31, 2007: Mr. Keane, 566,887 shares; Ms. Cebula, 70,062 shares; Ms. Drapeau, 78,395 shares; Mr. Grewal, 47,500 shares; Ms. Holian, 29,687 shares; Mr. Ciporin, 20,731 shares; Mr. Gavin, 4,737 shares, Mr. Overholser, 33,231 shares, Mr. Page, 731 shares, Mr. Riley, 25,731 shares; and all executive officers and directors as a group, 877,692 shares. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on August 31, 2007 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 43,582,957, the number of common shares outstanding on August 31, 2007, plus any shares issuable (including vested restricted share units and share options exercisable) within 60 days after August 31, 2007 by the shareholder.

(4) The number of shares reflected as beneficially owned by Janus Capital Management LLC is based upon information provided in a Schedule 13G/A filed by Janus Capital Management LLC with the SEC on February 14, 2007.

(5) The number of shares reflected as beneficially owned by FMR Corp. is based upon information provided in a Schedule 13G/A filed by FMR Corp. with the SEC on February 12, 2007.

(6) The number of shares reflected as beneficially owned by AXA Financial, Inc. is based upon information provided in a Schedule 13G filed by AXA Financial, Inc. with the SEC on February 14, 2007.

(7) Includes an aggregate of (i) 2,581,975 shares held by family trusts established for the benefit of Mr. Keane and/or members of his immediate family (the "Trusts"); (ii) 227,185 shares held jointly with Mr. Keane's spouse; and (iii) 1,000 shares held by a charitable entity established by Mr. Keane and his spouse. Voting and investment power with respect to the common shares in the Trusts is held by trustees other than Mr. Keane or his spouse, who do not have such rights. Voting and investment power with respect to the shares held jointly by Mr. Keane and his spouse and by the charitable entity is shared by Mr. Keane and his spouse. Mr. Keane disclaims beneficial ownership of the shares held by the Trusts except to the extent of his pecuniary interest therein. Mr. Keane disclaims beneficial ownership of the shares held by the charitable entity.

(8) Mr. Flanagan resigned from his employment with VistaPrint on July 3, 2006. The number of shares reflected as beneficially owned by Mr. Flanagan is based upon information obtained through Company records.

(9) Includes 19,562 shares held by trusts established by Ms. Holian's spouse. Ms. Holian disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(10) Includes 357,700 shares held by Window to Wall Street Inc. and 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children. Mr. Page is president of Window to Wall Street Inc. Mr. Page disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and the holders of more than 10% of our common shares to file with the SEC initial reports of ownership of our common shares and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based on our review of copies of reports filed with the SEC and except as set forth in the above table, we do not believe that there are currently any beneficial owners of more than ten percent of our common shares.

Based solely on our review of copies of reports filed by our directors and executive officers with the SEC or written representations from such persons pursuant to Item 405 of Regulation S-K, we believe that during the fiscal year ended June 30, 2007, all filings required to be made by our directors and executive officers pursuant to Section 16(a) with respect to VistaPrint Limited securities were made in accordance with Section 16(a).

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes, with one class being elected each year and members of each class holding office for a three-year term. Our Board of Directors currently consists of six members, two of whom are Class I directors (with terms expiring at the 2009 annual general meeting), two of whom are Class II directors (with terms expiring at the annual general meeting), and two of whom are Class III directors (with terms expiring at the 2008 annual general meeting).

The Nominating and Corporate Governance Committee of the Board of Directors has recommended to the Board of Directors, and the Board of Directors has nominated, Louis Page and Richard T. Riley for election as Class II directors at the annual meeting. Messrs. Page and Riley currently serve as Class II directors. Mr. Page has been a director since September 2000 and Mr. Riley has been a director since February 2005.

The persons named in the enclosed proxy card will vote to elect Messrs. Page and Riley as Class II directors, unless you withhold authority to vote for the election of either or both nominees by marking the proxy card (whether executed by you or submitted through the Internet or by telephone) to that effect. Each of the nominees has indicated his willingness to serve if elected. However, if either or both of the nominees should be unable or unwilling to serve, the proxies may be voted for a substitute nominee designated by our Board of Directors or our Board of Directors may reduce the number of directors.

The following paragraphs provide information as of the date of this proxy statement about each member of our Board of Directors, including the nominees for Class II directors. The information presented includes information each director has given us about his age, all positions he holds, his principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he serves as a director. Information about the number of common shares beneficially owned by each director appears under the heading "Security Ownership of Certain Beneficial Owners and Management."

There are no family relationships among any of the directors and executive officers of VistaPrint. No arrangements or understandings exist between any director or any person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominees for Class II Directors (Terms to Expire at the 2010 Annual General Meeting)

LOUIS PAGE, ***Director since September 2000***

Mr. Page, age 41, has served as President and General Partner of Window to Wall Street Inc., a venture capital firm, since October 1995. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005***

Mr. Riley, age 51, has served as Chairman of the Board of Directors, Chief Executive Officer of Lojack Corporation, a publicly-traded corporation and provider of stolen vehicle recovery technology, since November 2006 and as President, Chief Operating Officer and as a member of the board of directors of Lojack Corporation from February 2005 through November 2006. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley is a certified public accountant.

Class I Directors (Terms Expire at the 2009 Annual General Meeting)

GEORGE OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 47, has served as a Senior Vice President of North Hill Ventures, a venture capital firm, since founding the firm in 1999. Mr. Overholser presently serves as Founder and Managing Director of NFF

Capital Partners, an investment banking firm for nonprofit organizations. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending.

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 52, has served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software, since January 2007. From May 2004 through December 2007, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From January 2002 to April 2004, Mr. Gavin was a private investor. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including serving as Senior Manager in charge of multi-national audits. From October 2001 through April 2005, Mr. Gavin also served as a member of the board of directors and chairman of the audit committee of Ascential Software, a publicly-traded corporation and provider of integration software. Mr. Gavin is a certified public accountant.

Class III Directors (Terms Expire at the 2008 Annual General Meeting)

ROBERT S. KEANE, ***Director since January 1995***

Mr. Keane, age 44, is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager.

DANIEL CIPORIN, ***Director since September 2005***

Mr. Ciporin, age 49, has served as a Venture Partner at Canaan Partners, a venture capital firm, since March 2007. From January 1999 through June 2005, Mr Ciporin served as the Chief Executive Officer of Shopping.com Ltd., a publicly-traded comparison shopping service, and then as Chairman of Shopping.com Ltd. until its acquisition by Ebay in August 2005. From August 2005 to March 2007, Mr. Ciporin was self-employed. Prior to joining Shopping.com Ltd., Mr. Ciporin served as Senior Vice President of MasterCard International, a consumer credit company, responsible for global debit services. Mr. Ciporin is also a member of the board of directors of Primedia Inc., a target media company, and Corel Corporation, a computer software company.

The Board of Directors recommends that you vote FOR the election of Messrs. Page and Riley as Class II directors.

CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that VistaPrint is managed for the long-term benefit of its shareholders. The Board of Directors has adopted corporate governance guidelines to assist the Board of Directors in the exercise of its duties and responsibilities and to serve the best interests of our Company and our shareholders. These guidelines, which provide a framework for the conduct of the Board of Director's business, provide, among other things, that:

- the principal responsibility of the directors is to oversee our management, including, among other things, reviewing and approving fundamental operating, financial and other corporate plans, strategies

and objectives, evaluating the performance of the Company and its executive officers and requiring, approving and implementing senior executive officer succession plans;

- a majority of the members of the Board of Directors shall be independent directors;
- the independent directors shall meet at least twice a year in executive session;
- directors shall have full and free access to management and, as necessary and appropriate, independent advisors;
- all directors are expected to participate in continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee shall oversee a self-evaluation of the Board of Directors to determine whether the Board of Directors and its committees are functioning effectively.

You can access the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics at www.vistaprint.com or by writing to:

Investor Relations Department
VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
Email: investorrelations@vistaprint.com

Determination of Independence

Under Nasdaq rules, directors only qualify as "independent directors" if, in the opinion of our Board of Directors, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board of Directors has determined that none of Daniel Ciporin, John J. Gavin, Jr., George Overholser, Louis Page or Richard Riley has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules.

Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Committee and the Board of Directors.

In considering whether to recommend any particular candidate for inclusion in the Board of Directors' slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest and the ability to act in the interests of all shareholders. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders

making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, VistaPrint Limited, Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with a copy to General Counsel, VistaPrint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Board of Directors Meetings and Committees

The Board of Directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The Board of Directors' primary responsibility is to oversee the management of VistaPrint and, in so doing, serve the best interests of the Company. Subject to oversight by the Nominating and Corporate Governance Committee, the Board of Directors selects, evaluates and provides for the succession of executive officers and the Board of Directors nominates for election at annual general shareholder meetings individuals to serve as directors of VistaPrint and elects individuals to fill any vacancies on the Board of Directors to the extent not filled by shareholders in general meetings. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. It participates in decisions that have a potential major economic impact on VistaPrint. Management keeps the directors informed of Company activity through regular written reports and presentations at Board of Directors and committee meetings.

The Board of Directors met four times in person in fiscal 2007. During fiscal 2007, each of our directors who served as a director during fiscal 2007 attended 75% or more of the total number of meetings of the Board of Directors and the committees of which such director was a member during the period of time he served on such committee. The Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Board of Directors. Each committee must review the appropriateness of its charter and perform a self-evaluation at least annually. Mr. Keane is the only director who is an employee of VistaPrint and he does not participate in any meeting at which his compensation is evaluated. All members of all committees are non-employee directors and the Board of Directors has determined that all of the members of our three standing committees are independent as defined under the rules of the Nasdaq Global Market, and, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Our Board of Directors appoints, on a rotating basis, an independent director to serve as chairman of all executive sessions of the independent directors of the Company.

Our Corporate Governance Guidelines, which were adopted in connection with our initial public offering, set forth our policy that directors should attend annual general meetings of shareholders. All of our directors attended our 2006 annual general meeting of shareholders.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Ciporin and Riley. Mr. Page served as Chairman of the Audit Committee from September 2000 until Mr. Gavin's appointment to the Committee in August 2006. The Board of Directors has determined that Mr. Gavin qualifies as an "audit committee financial expert" under the rules of the SEC. The Audit Committee's responsibilities include:

- appointing our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing the independence of, our registered public accounting firm;

- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- establishing procedures for the receipt and retention of accounting related complaints and concerns;
- reviewing and approving all related party transactions;
- in conjunction with our Chief Executive Officer, evaluating the performance of our Chief Financial Officer;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2007.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Board of Directors with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Board of Directors with respect to director compensation;
- preparing the Compensation Committee report included in this proxy statement.

The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the headings "Compensation Committee Approach" and "Compensation of Directors."

The Compensation Committee met seven times during fiscal 2007.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Ciporin and Riley. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Board of Directors members;
- recommending to the Board of Directors the persons to be nominated for election as directors and to each of the Board of Directors' Committees;
- overseeing an annual review by the Board of Directors with respect to succession planning for the Chief Executive Officer and other executive officers;
- reviewing the adequacy of out corporate governance guidelines; and
- overseeing an annual evaluation of the Board of Directors.

The processes and procedures followed by the Nominating and Corporate Governance Committee in identifying and evaluating director candidates are described above under the heading "Director Nomination Process."

The Nominating and Corporate Governance Committee met four times during fiscal 2007.

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The Nominating and Corporate Governance Committee, with the assistance of the Company's General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other directors as its members consider appropriate.

Communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Nominating and Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors should address such communications to:

Board of Directors
c/o Secretary
VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Report of the Audit Committee

The Audit Committee of the Board of Directors has furnished the following report:

The Audit Committee has reviewed VistaPrint's audited consolidated financial statements for the fiscal year ended June 30, 2007 and has discussed these financial statements with VistaPrint's management and independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, VistaPrint's independent registered public accounting firm various communications that the independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards 61, as amended (Communication with Audit Committees).

The independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has discussed with the independent registered public accounting firm its independence from VistaPrint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters," is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in VistaPrint's Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The Audit Committee and Board of Directors also have appointed, subject to ratification and approval by the shareholders, Ernst & Young LLP as VistaPrint's independent registered public accounting firm for the fiscal year ending June 30, 2008.

Audit Committee of the Board of Directors
John J. Gavin, Jr., *Chairman*
Daniel Ciporin
Richard J. Riley

Certain Relationships and Related Transactions

Investor Rights Agreement

Prior to our initial public offering in September 2005, we entered into a third amended and restated investor rights agreement with certain holders of our preferred and common shares. Upon the completion of the initial public offering, all of our outstanding preferred shares automatically converted into common shares. Pursuant to the terms of the third amended and restated investor rights agreement, holders of at least 40% of the common shares having registration rights may demand that we register all or a portion of their common shares having an aggregate offering price of at least $3,000,000 for sale under the Securities Act. We are required to effect only two of these registrations. In addition, various holders of the common shares having registration rights may, from time to time, make unlimited requests for us to effect a registration on Form S-3, or any successor form, of their common shares having an aggregate offering price of at least $1,000,000, provided that we may not be required to effect more than two of these registrations in any twelve month period.

In addition, if at any time after our initial public offering we register any common shares, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common shares in the registration. The following related parties have, directly or indirectly, registration rights:

	Number of Registrable Common Shares Held as of August 31, 2007
Robert Keane	2,809,160
Louis Page	361,700
George Overholser	73,927

The registrable common shares attributable to Robert Keane include an aggregate of 2,581,975 shares held by family trusts established for the benefit of Mr. Keane and/or members of his immediate family; and 227,185 shares held jointly with Mr. Keane's spouse. The registrable common shares attributable to Louis Page include 357,700 shares held by Window to Wall Street Inc., of which Mr. Page is president, and 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children.

Policies and Procedures for Related Party Transactions

In August 2007, our board of directors adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $25,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee, or at the next meeting following the date that the related person transaction comes to the attention of our general counsel. Our general counsel, however, may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related

person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

INFORMATION ABOUT EXECUTIVE OFFICERS

Background Information

Brief biographies of our executive officers as of September 27, 2007 follow. You will find information about their beneficial ownership of common shares on page 6 under the caption "Security Ownership of Certain Beneficial Owners and Management."

Robert S. Keane *President, Chief Executive Officer and Chairman*	Mr. Keane is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994. Mr. Keane is 44 years old.
Wendy Cebula *Executive Vice President and Chief Operating Officer, VistaPrint USA, Incorporated*	Ms. Cebula has served as Executive Vice President and Chief Operating Officer of VistaPrint USA, Incorporated, our wholly-owned subsidiary, since January 2007. From October 2002 to January 2007, Ms. Cebula served as our Chief Information Officer and in various other Vice President positions at VistaPrint USA, Incorporated. Before joining VistaPrint in October 2000, Ms. Cebula served as director of database marketing and analysis at MotherNature.com, an online provider of personal health care products. She also spent three years prior to that working in marketing analytics and management at Partner's First, a direct to consumer financial services company. Ms. Cebula earned a B.S. degree in Finance at Rochester Institute of Technology. Ms. Cebula is 36 years old.
Anne S. Drapeau *Executive Vice President and Chief People Officer, VistaPrint USA, Incorporated*	Ms. Drapeau has served as Executive Vice President and Chief People Officer of VistaPrint USA, Incorporated since September 2005. From March 1997 to August 2005, Ms. Drapeau held various management positions at Digitas, Inc., a marketing and technology professional services firm, most recently serving as Executive Vice President and Chief People Officer. Before joining Digitas, Ms. Drapeau held a variety of strategy and management positions at FTD, Inc., PepsiCo, Inc. and JP Morgan. Ms. Drapeau earned a B.S. in chemical engineering from Bucknell University in 1988 and an M.B.A. from the Amos Tuck School at Dartmouth College in 1992. Ms. Drapeau is 41 years old.

Harpreet Grewal *Executive Vice President and Chief Financial Officer, VistaPrint USA, Incorporated*	Mr. Grewal has served as Executive Vice President and Chief Financial Officer of VistaPrint USA, Incorporated since October 2006. From August 2002 to September 2006, Mr. Grewal was Chief Financial Officer of Goldensource Corporation, a provider of enterprise data management solutions. Prior to joining Goldensource, from July 1999 to August 2002, Mr. Grewal was Chief Financial Officer of eGain Communications, a provider of customer service and contact center software. From 1996 to 1999, Mr. Grewal held a number of finance positions at PepsiCo, Inc. Mr. Grewal earned a B.A. in economics from the University of California – Berkley in 1988 and an M.A. in international relations from John Hopkins University in 1994. Mr. Grewal is 41 years old.
Janet Holian *Executive Vice President and Chief Marketing Officer, VistaPrint USA, Incorporated*	Ms. Holian has served as Executive Vice President and Chief Marketing Officer of VistaPrint USA, Incorporated since July 2000. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Prior to joining Andover.Net, Ms. Holian held the positions of Vice President of Marketing at PersonalAudio, Inc. and Director of Worldwide Marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State College in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995. Ms. Holian is 47 years old.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Context

Our success is dependent on our ability to attract and retain top talent, and to motivate that talent to achieve outstanding short and long term performance. We seek to build a strong leadership team that shares a common vision for our future, that is capable of leading the organization to achieve aggressive financial and operational targets, and that will identify and execute opportunities to profitably expand our business.

Our Compensation Committee is responsible for establishing the compensation and perquisites of our executive officers, including the executives identified in the Summary Compensation table on page 22, whom we refer to as our named executive officers. The Compensation Committee currently consists of George Overholser and Louis Page, both of whom constitute "independent directors" as defined under NASDAQ rules. The Compensation Committee carries out its responsibilities as defined by the Compensation Committee charter adopted by the Board of Directors. The Compensation Committee charter is available on our website at *www.vistaprint.com* under the heading "Investor Relations." The Compensation Committee establishes VistaPrint's compensation philosophy and programs and exercises oversight with respect to the payment of annual salaries, bonuses, equity-based compensation and benefits to directors and executive officers.

Compensation Philosophy, Guiding Principals and Background

The Company's compensation philosophy is based on the following guiding principles:

- Enable us to attract and retain superior talent.
- Provide desirable incentives to motivate people toward their highest performance.
- Reward extraordinary performance with compensation that is correspondingly significantly above peer averages. Conversely, provide mechanisms that result in compensation below peer averages in the absence of extraordinary performance.
- Promote fair and equitable treatment relative to rewards, considering both internal and external comparisons.
- Link the amount of at-risk compensation and an individual's ability to influence performance outcomes.
- Seek to minimize implementation expense and maximize simplicity of compensation programs where possible, while not significantly compromising other guiding principles of our compensation philosophy.
- Evaluate and refine all compensation programs in light of the company's strategic direction and life-cycle stage, the practices of peers and the overall affordability of compensation packages.

Compensation Committee Approach

Each year, the Compensation Committee conducts a review of our executive compensation program, which includes a review and detailed competitive analysis performed by an independent compensation consultant. The Compensation Committee initially engaged the firm of Pearl Meyer & Partners to serve as a compensation consultant in fiscal year 2006. The Compensation Committee managed Pearl Meyer's proposal and statements of work directly in fiscal 2007. Pearl Meyer was charged with, among other things, conducting the competitive assessment of our executive compensation package. Pearl Meyer conducted detailed interviews with the Compensation Committee, the CEO, the executive team, and key leaders in our finance, human resources and legal organizations to gather historical data and insight into our compensation practices.

In its fiscal year 2007 review, Pearl Meyer analyzed base salary, target total cash compensation, actual total cash compensation, long-term incentive compensation, target total direct compensation and actual total direct compensation of the named executive officers as compared to two peer groups of companies. This "primary"

comparison peer group consisted of publicly traded firms based upon annual revenue, industry, rate of growth, and market capitalization comparable to those of VistaPrint at the time of review. The Compensation Committee also analyzed and reviewed the results of a second, "aspirational" comparison peer group in order to understand the compensation practices of companies that may in the future be comparable if we continued to experience significant growth. The Compensation Committee considered the findings and recommendations of Pearl Meyer as it determined named executive officer compensation for fiscal 2007 and based its determination of compensation packages upon the review of the primary peer group of similar sized firms. The Compensation Committee believes that our executive compensation program provides an overall level of compensation that is competitive with the level of compensation of companies of similar size, complexity, revenue and growth potential, and that the executive compensation program also reflects the desired caliber, level of experience and performance of our executive team.

Compensation Components for Executives

The principal elements of our executive compensation program for named executive officers consist of base salary, cash bonus, non-qualified share options and restricted share units. Named executive officers also participate in the standard health and welfare benefits applicable to all of our employees, including matching contributions to a defined contribution (401(k)) retirement plan, health insurance benefits, and contributions toward life and disability insurance premiums. We also reimburse the CEO for the expense of an executive level health club membership.

The Compensation Committee has established a "pay-for-performance" model for our named executive officers. Target cash compensation (base salary plus target cash bonus) approximates the 30th to 40th percentiles of the primary peer group. If the established quarterly and annual targets are exceeded, actual cash compensation (base salary plus actual cash bonus) can approach the 45th to 55th percentile of this peer group. Total direct compensation levels (base salary plus target cash bonus plus target annual equity incentives), target the 70th to 80th percentiles of the peer group. Outstanding long term performance could result in actual compensation in the 90th percentile or above.

Cash Compensation

Base Salary

The Compensation Committee established base salary compensation levels for named executive officers based on external market data and overall compensation philosophy. To establish base salaries for fiscal 2007, the Committee reviewed Pearl Meyer's recommendations with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in the primary peer group. The Committee set the CEO's base salary based on its analysis of the primary peer group data. The Committee also reviewed peer data for base salary levels for each of the executive officers. The Committee has chosen to take an egalitarian approach to setting the cash compensation levels for the named executive officers directly reporting to the CEO, such that all named executive officers receive the same base salary. This approach was chosen for several reasons: to create a sense of team, to demonstrate that we value the contribution of each of our executive leaders, and for simplicity.

Incentive Bonuses

The cash incentive bonus plan is designed to reward executives for the achievement of quarterly and annual financial goals, specifically, revenue growth and earnings per share growth. Revenue growth and earnings per share growth targets are set annually as part of our comprehensive strategic planning and budgeting process. The Compensation Committee believes the goals are highly challenging yet achievable. Target bonus levels are set by the Compensation Committee based on analysis of primary peer group data and based on our pay-for-performance philosophy. Bonuses are based 50% on the achievement of target revenue growth and 50% based on the achievement of earnings per share growth. The plan allows for a maximum payout of 250% of the target bonus if both revenue

growth and earning per share growth (excluding share-based compensation) targets are exceeded by significant margins. If either revenue growth or earnings per share performance falls short of target levels by a determined margin, the actual bonus payout is zero. Although each executive officer is eligible to receive an award under the plan, the granting of the awards to any individual or the officers as a group is entirely at the discretion of our Compensation Committee.

As with base salary levels, named executive officers directly reporting to the CEO have the same target cash bonus levels and their performance measures are the same, which results in identical actual payouts for each named executive officer other than the CEO. This approach is intended to align executive compensation for named executive officers with the same financial goals and to promote teamwork.

Equity-Based Compensation

Overview and Background

The equity award program is the primary vehicle for offering long-term incentives and is a key retention tool. We currently use two equity-based compensation vehicles: time-based vesting share options and time-based vesting restricted share units. In general, grants made to named executive officers are in the form of share options. The Committee believes that granting share options is the best way to motivate the named executive officers to manage the company in a manner that is consistent with our long term interests and those of our shareholders, as share options will generate returns for executives only if our share price increases. However, because of the change to the accounting treatment of share-based compensation that resulted in all share option grants made after July 1, 2005 bearing non-cash compensation charge and because the Compensation Committee believes it is important to use compensation vehicles that are most valued by employees, the Compensation Committee also may grant restricted share units to named executive officers.

Executives and employees may be granted equity compensation both at the time of hire and annually as part of a retention grant program. In fiscal 2007, named executive officers received share options as part of the annual retention program. New executive hires are generally offered a mix of both share options and restricted share units at the time of hire. The Compensation Committee has determined that all non-executive employees are eligible to receive restricted share units at the time of hire. Non-executive employees are also eligible to receive additional restricted share unit grants as part of the annual retention grant program.

While share prices may reflect corporate performance over the long-term, the Compensation Committee recognizes that other factors, such as general economic conditions and varying attitudes among investors toward the stock market, in general, and specific industries and/or companies in particular, may significantly affect share prices at any point in time. Accordingly, the annual base salary and cash bonus components of the executive compensation program emphasize current company performance and the realization of defined financial objectives that are independent of short-term fluctuations in share price, which may be affected by general stock market conditions and other factors beyond the control of our named executive officers.

Share Awards Granted

Share Options for Executives

Equity compensation is a significant portion of each named executive officer's total direct compensation package. Share options are granted to our named executive officers based on assessment of past performance, the importance of retaining their services, the potential for their performance to help us attain long-term goals, and competitive peer group data. The Compensation Committee worked with Pearl Meyer to analyze the competitive practices of the primary peer group to determine individual share option awards. Share options are granted with an exercise price equal to the closing price of the Company's common shares on the date of grant and vest ratably over a four year period.

Restricted Share Units for Employees

The framework for providing restricted share units to employees follows a similar methodology to share option grants to executives and is based upon market practices for our industry, size and geographic locations. Time-vested restricted share units are intended to align the employees' interests with those of our shareholders and serve as a retention tool. The restricted unit awards vest ratably over a four year period.

Timing of Grants

Share option awards to our named executive officers are granted annually in conjunction with the review of their individual performance and the independent consultant's compensation study. The intent is to conduct this review at the regularly scheduled meeting of the Compensation Committee, held in conjunction with the quarterly Board of Directors meeting in April or May of each year. Fiscal 2007 grants were made at the May 2007 Compensation Committee meeting and future annual grants are expected to be made in April or May of the given fiscal year. Restricted share unit grants to non-executive employees typically are made during the company performance review cycle which concludes in April each year.

Employee Benefit Programs

The Compensation Committee has specifically chosen to provide named executive officers with the same health and welfare benefits provided to other US-based employees. The Compensation Committee believes that all US-based employees should have access to similar levels of health and welfare benefits. Participation in the plans offered requires employee contributions at an industry standard or better rate. As such, executives have the opportunity to participate in our medical, dental, vision, and disability plans. Additionally, they are also offered the same flexible spending accounts, group life and accidental death and dismemberment insurance as those offered to all employees. They may also participate in the 401(k) plan which provides a company match of up to 50% on the first 6% of the participant's annual salary that is contributed, with company matching contributions vesting ratably over a four year period.

Miscellaneous Benefits

In July 2006, we agreed to reimburse Mr. Grewal for certain actual and reasonable out-of-pocket costs related to his relocation to Massachusetts, including travel, temporary housing, movement of household goods, and incidentals relating to his move.

Perquisites

Executives generally are not entitled to benefits that are not otherwise available to all employees. In fiscal 2007 the only perquisite offered to our named executive officers was reimbursement for health club membership fees for the CEO. This perquisite historically has been granted to the CEO for many years and the cost of this benefit constitutes an extremely small percentage of the CEO's total compensation.

Executive Retention and Other Agreements

We have entered into executive retention agreements with each of:

- Robert S. Keane, President and Chief Executive Officer;
- Anne S. Drapeau, Executive Vice President and Chief People Officer;
- Harpreet Grewal, Executive Vice President and Chief Financial Officer;
- Janet Holian, Executive Vice President and Chief Marketing Officer; and
- Wendy Cebula, Executive Vice President and Chief Operating Officer.

Mr. Keane's executive retention agreement provides that, in the event his employment is terminated by us without cause, as defined in his executive retention agreement, or he terminates his employment for good reason, as defined in his executive retention agreement, he will receive severance payments equal to one year's salary and bonus, based upon the highest annual salary and bonus paid or payable to Mr. Keane during the five-year period prior to his termination, and all other employment related benefits for one year following such termination. Mr. Keane's executive retention agreement also provides that, upon a change of control, as defined in the executive retention agreement, all share awards granted to Mr. Keane will accelerate and become fully vested and, if Mr. Keane's employment is subsequently terminated following the change of control by the successor company without cause or Mr. Keane terminates his employment for good reason, he will have one year from the date of termination in which to exercise certain of the unexercised options he holds. In addition, if Mr. Keane is required to pay any excise tax as a result of certain compensation payments made to him, or benefits obtained by him (such as the acceleration of options), contingent upon a change in ownership or control of VistaPrint under Section 280G of the Internal Revenue Code of 1986, as amended, we are required to pay him an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment.

The executive retention agreements with Mr. Grewal, Ms. Holian, Ms. Drapeau and Ms. Cebula provide that, in the event the executive's employment is terminated by us without cause, as defined in the executive retention agreements, or by the executive for good reason, as defined in the executive retention agreements, prior to a change of control, as defined in the executive retention agreements, the executive will receive severance payments equal to six months' salary and bonus, based upon the highest annual salary and bonus paid or payable to the executive during the five-year period prior to termination, and all other employment related benefits for six months following such termination. These executive retention agreements also provide that, upon a change of control of the company, all share awards granted to the executive will accelerate and become fully vested. In addition, if the executive's employment is terminated by the successor company following the change of control without cause or by the executive for good reason, the severance payment to the executive is increased to one year's salary and bonus and benefit continuation, and the executive will have one year from the date of termination to exercise certain of the unexercised options he or she holds. In addition, if the executive is required to pay any excise tax as a result of certain compensation payments made to the executive, or benefits obtained by the executive (such as the acceleration of options), contingent upon a change in ownership or control of VistaPrint under Section 280G of the Internal Revenue Code of 1986, as amended, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment.

The following table sets forth estimated compensation that would have been payable to our named executive officers as severance or upon a change of control of VistaPrint under three alternative scenarios, assuming the termination triggering a severance payment or change in control took place on June 30, 2007.

Name	Cash Payment ($)(1)	Accelerated Vesting of Stock Awards ($)(2)	Accelerated Vesting of Restricted Stock ($)(3)	Welfare Benefits ($)(4)	Tax Gross Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason prior to Change of Control	900,010	—	—	18,508	—	918,518
• Change of Control only	—	12,081,412	—	—	18,896,567	30,977,979
• Change of Control w/ Termination Without Cause or with Good Reason	900,010	12,081,412	—	18,508	18,896,567	31,896,497
Harpreet Grewal						
• Termination Without Cause or With Good Reason prior to Change of Control	191,271	—	—	9,121	—	200,392
• Change of Control only	—	664,088	3,825,000	—	7,021,394	11,510,482
• Change of Control w/ Termination Without Cause or With Good Reason	382,542	664,088	3,825,000	18,241	7,021,394	11,911,265
Wendy Cebula						
• Termination Without Cause or With Good Reason prior to Change of Control	222,737	—	—	8,305	—	231,042
• Change of Control only	—	3,050,849	—	—	4,771,841	7,822,690
• Change of Control w/ Termination Without Cause or With Good Reason	445,473	3,050,849	—	16,609	4,771,841	8,284,772
Anne Drapeau						
• Termination Without Cause or With Good Reason prior to Change of Control	255,028	—	—	1,617	—	256,645
• Change of Control only	—	3,469,132	—	—	5,426,078	8,895,210
• Change of Control w/ Termination Without Cause or With Good Reason	510,056	3,469,132	—	3,234	5,426,078	9,408,500
Janet Holian						
• Termination Without Cause or With Good Reason prior to Change of Control	255,028	—	—	5,764	—	260,792
• Change of Control only	—	6,546,899	—	—	10,240,022	16,786,921
• Change of Control w/ Termination Without Cause or With Good Reason	510,056	6,546,899	—	11,528	10,240,022	17,308,505

(1) Amounts in this column reflect salary and bonus earned as of June 30, 2007.

(2) Amounts in this column represent the value of stock options upon the applicable triggering event described in the first column. The value of stock options is based on the difference between the exercise price of the options and $38.25, which was the closing price of our common shares on the last trading day of fiscal 2007, June 29, 2007.

(3) Amounts in this column represent the value of stock options and restricted share units upon the applicable triggering event described in the first column, based on a closing price of $38.25 on the last trading day of fiscal 2007, June 29, 2007.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits during the agreement period.

(5) This estimate is based on assumed values in the table.

Each executive officer has signed nondisclosure, invention assignment and non-competition and non-solicitation agreements providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and post-employment non-compete and non-solicitation provisions.

We have also entered into indemnification agreements with Mr. Grewal, Ms. Holian, Ms. Drapeau and Ms. Cebula, which provide such executive with indemnification comparable to that provided under our Amended and Restated Bye-Laws.

Transition Agreement

In January 2006, we entered into a transition agreement with Paul Flanagan, who was at that time serving as our Chief Financial Officer. Under the terms of the transition agreement, Mr. Flanagan agreed to remain employed by us until at least June 30, 2006. Thereafter, either Mr. Flanagan or VistaPrint could terminate Mr. Flanagan's employment and, upon such termination, Mr. Flanagan would be entitled to receive severance benefits equal to six months' base salary, at the greater of his then current base salary or his base salary for any prior year during which he was employed, 50% of the greater of the bonus payable to him for the year of his termination or that had been paid to him during any prior fiscal during which he was employed, and six months of benefit continuation.

In accordance with the terms of the Transition Agreement, Mr. Flanagan's employment was terminated on July 3, 2006. He continued to provide consulting services to VistaPrint through January 1, 2007. Mr. Flanagan was paid $225,000, the cash component of the severance benefits in accordance with the terms of the Transition Agreement.

Share options granted to Mr. Flanagan in May 2005 for 350,000 options continued to vest through January 1, 2007 in accordance with the vesting schedules set forth in such options. In addition, in accordance with the terms of the Transition Agreement, as a result of the termination of Mr. Flanagan's employment, the unvested portion of the February 2004 share option grant for an aggregate of 300,000 shares became exercisable in full on January 1, 2007. For the year ended June 30, 2006, we recorded a share-based compensation charge of $3,237,000 related to this modification of the terms of the February 2004 share option grant.

The Role of Company Executives in the Compensation Process

Although the compensation process is managed and driven and decisions are made by the Compensation Committee, the views of certain executive officers are taken into account in connection with setting the compensation of other executive officers. The CEO makes initial recommendations with respect to executive officers other than himself. Executive officers may also participate in the preparation of materials requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Chief Executive Officer Compensation

Mr. Keane's compensation as CEO was set through the process described above. The criteria that the Compensation Committee took into account included leadership of the Company, maintenance of business ethics and effective governance, our revenue and profit growth, strategic planning and new product development and enhancement of shareholder value. The CEO's base salary was set at $337,100 annually commencing July 1, 2006. The Compensation Committee set the CEO's target bonus opportunity at 73% of base salary for fiscal 2007.

The Compensation Committee reviews the CEO's total compensation package on an annual basis and analyzes it in view of competitive data provided by the independent compensation consultant as described above and our performance for the fiscal year.

Share Ownership Guidelines

We do not require but encourage our named executive officers and directors to own our common shares.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors and the Board of Directors has agreed that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the
Board of Directors of VistaPrint Limited
George Overholser
Louis Page

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in the last fiscal year by:

(i) all individuals serving as our principal executive officer or acting in a similar capacity during the fiscal year ended June 30, 2007;

(ii) all individuals serving as our principal financial officer or acting in a similar capacity during the fiscal year ended June 30, 2007; and

(iii) our other three most highly compensated executive officers who were serving as executive officers at June 30, 2007 (whom we refer to, collectively with (i) and (ii) above, as "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Share Awards ($)(5)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)	Total ($)
Robert Keane, *President and Chief Executive Officer*	2007	337,050	—	—	408,125	562,960	1,425(7)	1,309,561
Harpreet Grewal, *Executive Vice President and Chief Financial Officer(1)*	2007	168,750	100,000	495,523	255,866	213,792	84,000(8)	1,317,931
Paul Flanagan, *Former Chief Financial Officer(2)*	2007	8,750	—	—	—	—	225,000(2)	233,750
Wendy Cebula, *Executive Vice President and Chief Operating Officer(3)*	2007	212,404	—	—	281,198	220,473	6,600(9)	720,675
Anne Drapeau, *Executive Vice President and Chief People Officer*	2007	225,000	—	—	394,156(10)	285,056	6,600(9)	910,812
Janet Holian, *Executive Vice President and Chief Marketing Officer*	2007	225,000	—	—	281,198	285,056	6,600(9)	797,854

(1) Mr. Grewal joined VistaPrint on October 2, 2006 during our 2007 fiscal year.

(2) Mr. Flanagan resigned as Chief Financial Officer of VistaPrint on July 3, 2006 and was paid severance in the amount shown in the All Other Compensation column.

(3) Ms. Cebula was promoted to Executive Vice President and Chief Operating Officer on January 2, 2007.

(4) Performance based incentive payments made to the Named Executive Officers are not characterized as "Bonus" payments for the fiscal year ended June 30, 2007 and are thus included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The amount shown for Mr. Grewal represents a sign on bonus paid on October 31, 2006.

(5) The amounts reported in these columns represent the compensation expense we recognized in fiscal 2007 related to all outstanding share based awards pursuant to SFAS 123R. Assumptions used in the calculations for these amounts are included in the Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

(6) Amounts reported in this column represent amounts earned based on fiscal 2007 performance under our Executive Officer Fiscal Year 2007 Bonus Plan. For additional information regarding the awards see "Compensation Discussion and Analysis – Incentive Bonuses." The amounts were paid quarterly in accordance with the terms of the Executive Officer Fiscal Year 2007 Bonus Plan.

(7) Represents payment of health club membership fees.

(8) Represents $24,000 in relocation reimbursement and $60,000 in bonus as a partial offset of anticipated bonus payment from a previous employer.

(9) Amounts represent the matching contributions under VistaPrint USA's 401(k) deferred savings retirement plan on behalf of the Named Executive Officers.

(10) Includes $298,309 in compensation expense related to an option grant made to Ms. Drapeau at the time of her hiring in September 2005.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2007

The following table contains information regarding awards granted to each of the Named Executive Officers during the fiscal year ended June 30, 2007.

Grants of Plan-Based Awards

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Grant Date	All Other Share Awards: Number of Shares or Units (2)(#)	All Other Option Awards: Number of Securities Underlying Options (3)(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Share and Option Awards ($)(5)
	Threshold ($)(4)	Target ($)	Maximum ($)					
Robert Keane	189,591	252,788	631,970	8/4/2006	—	130,050	23.31	330,960
				5/15/2007		143,618	37.51	77,165
Harpreet Grewal	72,000	96,000	240,000	10/31/2006		90,000	31.28	229,155
				10/31/2006	100,000	—	—	495,523
				5/15/2007		49,714	37.51	26,711
Paul Flanagan	—	—	—	—	—	—	—	—
Wendy Cebula	74,250	99,000	247,500	8/4/2006	—	100,000	23.31	254,487
				5/15/2007		49,714	37.51	26,711
Anne Drapeau	96,000	128,000	320,000	8/4/2006	—	33,581	23.31	85,459
				5/15/2007		19,333	37.51	10,388
Janet Holian	96,000	128,000	320,000	8/4/2006	—	100,000	23.31	254,487
				5/15/2007		49,714	37.51	26,711

(1) Consists of performance-based cash incentive bonus awards under the Executive Officer Fiscal Year 2007 Bonus Plan. Actual amounts awarded are set forth in the summary compensation table above.

(2) Consists of restricted share units that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(3) Consists of share options that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(4) Threshold payments represent 90% company performance on revenue and earnings per share targets resulting in 75% payout of target bonus amounts. The amount reported for Mr. Grewal is prorated based on hire date. The amount reported for Ms. Cebula reflects a bonus target of $70,000 for the first half of fiscal 2007 and $128,000 for the second half of fiscal 2007.

(5) Amounts reported in this column represent the compensation expense we recognized in fiscal 2007 related to the applicable share-based award pursuant to SFAS 123R. Assumptions used in the calculations for these amounts are included in Note 2 to our 2006 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

As discussed in the Compensation Discussion and Analysis above, each of our Named Executive Officers participated in a cash incentive bonus program in fiscal 2007. Each Named Executive Officer's bonus was weighted as follows: 50% to achievement of Revenue targets, and 50% to achievement of earnings per share targets. Targets were based upon budget targets established by the Board of Directors. For the purposes of the bonus calculation: "Revenue" is defined as consolidated net revenue for VistaPrint Limited and all of its subsidiaries; and "earnings per share" is defined as earnings per share, on a fully diluted basis, calculated in accordance with US generally accepted accounting principles but excluding share option compensation expense

determined in accordance with SFAS 123R, for the results of operations of VistaPrint Limited on a consolidated basis. No quarterly executive officer bonuses would be paid for either Revenue or earnings per share achievements if, for that quarter, either Revenue or earnings per share was less than 90% of budget goals. The bonus payments under Non-Equity Incentive Plan Compensation in the Summary Compensation Table above represent above target payouts on an aggregated annual basis for fiscal 2007.

As discussed in CD&A and tables above, each of our Named Executive Officers were issued their annual equity incentive grants under the 2005 Equity Incentive Plan and the 2005 Amended and Restated Equity Incentive Plan. Each of the Named Executive Officers, with the exception of Paul Flanagan and Harpreet Grewal, was issued share options with an exercise price equal to the closing price of our common shares on the date of the grant in August 2006 as part of the fiscal 2006 retention grant program. In May 2007, each of the Named Executive Officers, with the exception of Paul Flanagan, was issued share options with an exercise price equal to the closing price of our common shares on the date of the grant in May 2007 as part of the fiscal 2007 retention grant program. Both grants vest over a four-year vesting period. The number of share options issued as part of the annual retention program was based upon the comprehensive competitive analysis conducted by our compensation consultant Pearl Meyer and targets values that are commensurate with our primary peer group as determined by Pearl Meyer. Given our compensation philosophy, more emphasis is placed upon equity compensation than cash compensation to better align the interests of our executives with the interests of the Company and our shareholders.

Outstanding Equity Awards at June 30, 2007

The following table contains information regarding unexercised options, unvested shares and other equity incentive plan awards as of June 30, 2007 and the value of unvested shares and unearned shares that have not vested as of the end of the fiscal year ended June 30, 2007 for each of our Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Share Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Units that Have Not Vested (2)(#)	Market Value of Shares or Units That Have Not Vested (3)($)
Robert Keane	121,875	28,125	4.11	1/28/2014	—	—
	350,000	350,000	12.33	5/31/2015		
	—	130,050	23.31	8/4/2016		
	—	143,618	37.51	5/15/2017		
Harpreet Grewal	—	90,000	31.28	10/31/2016		
	—	49,714	37.51	5/15/2017	100,000	3,825,000
Paul Flanagan	—	—	—	—	—	—
Wendy Cebula	8,437	6,563	4.11	1/28/2014	—	—
	37,000	50,000	12.33	5/31/2015		
	—	100,000	23.31	8/4/2016		
	—	49,714	37.51	5/15/2017		
Anne Drapeau	57,500	112,500	12.00	9/29/2015	—	—
	—	33,581	23.31	8/4/2016		
	—	19,333	37.51	5/15/2017		
Janet Holian	—	14,063	4.11	1/28/2014	—	—
	—	175,000	12.33	5/31/2015		
	—	100,000	23.31	8/4/2016		
	—	49,714	37.51	5/15/2017		

(1) Each option has an exercise price equal to the fair market value of our common shares on the date of grant and becomes exercisable, subject to the optionee's continued employment with us, as to 25% one year after the date of grant and 6.25% per quarter thereafter. The expiration date of each option occurs 10 years after the date of grant of each option.

(2) The restricted share unit becomes exercisable, subject to the holder's continued employment with us, as to 25% one year after the date of grant and 6.25% per quarter thereafter. The expiration date of each unit occurs 10 years after the date of grant of such unit.

(3) The closing price of our common shares on the NASDAQ Global Market on June 29, 2007, the last trading day of fiscal 2007, was $38.25.

Option Exercises and Shares Vested

The following table contains information with respect to option exercises and shares vested on an aggregated basis during the fiscal 2007 for each of our Named Executive Officers.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert Keane	40,000	1,333,880(1)
Harpreet Grewal	—	—
Paul Flanagan	150,000	4,827,465(2)
Wendy Cebula	83,000	2,258,146(3)
Anne Drapeau	30,000	680,000(4)
Janet Holian	369,037	9,795,912(4)

(1) Represents the net amount realized from all option exercises during fiscal 2007. The value was calculated on the basis of our closing sale price on the date of exercise since these involved an exercise without immediate sale of the shares issued upon exercise.

(2) Represents the net amount realized from all option exercises during fiscal 2007. In those circumstances involving an exercise and immediate sale by Mr. Flanagan, the value was calculated on the basis of the actual sale price. In those circumstances involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price on the date of exercise.

(3) Represents the net amount realized from all option exercises during fiscal 2007. In those circumstances involving an exercise and immediate sale by Ms. Cebula, the value was calculated on the basis of the actual sale price. In those circumstances involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price on the date of exercise.

(4) Represents the net amount realized from all option exercises during fiscal 2007. The value was calculated on the basis of the actual sale price since each involved the exercise and immediate sale upon exercise.

COMPENSATION OF DIRECTORS

The following contains information with respect to the compensation earned by directors in fiscal 2007:

DIRECTOR COMPENSATION

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards(2) ($)	Total ($)
Daniel Ciporin	30,000	69,977	99,977
John Gavin, Jr.	18,231	51,039	69,270
George M. Overholser	27,000	9,899	36,899
Louis Page	25,904	9,899	35,803
Richard Riley	30,000	9,899	39,899

(1) Mr. Keane is a director of our company and has been omitted from this table because he receives no compensation for serving on our board. In addition, Fergal Mullen did not stand for re-election to the Board of Directors at the 2006 annual general meeting in November 2006 and received no compensation during fiscal 2007.

(2) Amounts reported in this column represent the compensation expense we recognized in fiscal 2007 related to the applicable share-based award pursuant to SFAS 123R. Assumptions used in the calculations for these amounts are included in Note 2 to our 2006 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006. The following are the aggregate number of option awards outstanding that are held by each of our non-employee directors as of June 30, 2007: Daniel Ciporin: 42,925; John Gavin, Jr.: 14,943; George M. Overholser: 42,925; Louis Page: 2,925; and Richard Riley: 42,925.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill-level required by us of members of our Board of Directors.

Mr. Keane was the only director during fiscal 2007 who was also an employee of VistaPrint and, since he was a Named Executive Officer, his compensation is set forth in the Summary Compensation Table under the heading "Executive Compensation." The following is a summary of the compensation paid to non-employee directors.

Fees

In fiscal 2007, each non-employee director received an annual cash retainer of $12,000, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of our Board of Directors that the director physically attended and $3,000 annually for each committee on which the director served. Non-employee directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Board of Directors and its committees.

Share Options

In fiscal 2007, each non-employee director was eligible to participate in the VistaPrint Limited 2005 Non-Employee Directors' Share Option Plan. Pursuant to this plan, each non-employee director who joined our Board of Directors was eligible to receive a share option to purchase a number of common shares with a fair value equal to $150,000, up to a maximum of 50,000 shares, upon his or her initial appointment or election to our Board of Directors. All non-employee directors were also eligible to receive a share option to purchase a number

of common shares with a fair value equal to $50,000, up to a maximum of 12,500 shares, at each year's annual general meeting at which he or she served as a director. The fair value of each share option was determined by our Board of Directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the share options. Options granted under this plan vest at a rate of 8.33% per quarter so long as the option holder continues to serve as a director of VistaPrint Limited on such vesting date. Each option terminates upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options is the fair market value of our common shares on the date of grant. In accordance with this plan, upon his initial appointment to the Board of Directors on August 21, 2006, Mr. Gavin received an option to purchase 12,018 common shares at an exercise price of $24.32 per share.

Changes to Non-Employee Director Compensation for Fiscal 2008

In fiscal 2007, the compensation committee requested competitive director compensation data from Pearl Meyer, our compensation consultant. Based upon specific recommendations from Pearl Meyer, we adjusted our non-employee director compensation in August 2007, effective upon our 2007 annual meeting. In setting director compensation, primary consideration was given to ensuring our ability to attract and retain highly qualified candidates to serve on our Board. As such, the committee considered factors including the amount of time that directors spend fulfilling their duties as a director, their experience and also the extent to which our director compensation structure is competitive as compared with selected peer companies. The adjusted compensation also reflects the significant importance we place on aligning our directors' interests with those of our shareholders.

Effective upon our 2007 annual meeting, each non-employee director of VistaPrint Limited will receive an annual cash retainer of $13,000 per year, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of the board that the director physically attends and $10,000 annually for each committee on which the director serves. Non-employee directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

On the date of each annual general meeting, each non-employee director will receive two equity grants: (i) a share option to purchase a number of common shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, and (ii) restricted share units having a fair value equal to $110,000.

Each newly elected or appointed non-employee director will receive two equity grants upon his or her initial appointment or election to the board: (i) a share option to purchase a number of common shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, and (ii) restricted share units having a fair value equal to $125,000.

The directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the director continues to serve as a director on each such vesting date. Each option and restricted share unit terminates upon the earlier of ten years from the date of grant or 90 days after the director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, will be the fair market value of VistaPrint Limited common shares on the date of grant.

The fair market value of each share option and restricted share unit is determined by the board of directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair market value of the share options or restricted share units.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, Messrs. Overholser and Page served as members of our Compensation Committee. No member of our Compensation Committee was at any time during fiscal 2007, or formerly, an officer or employee of VistaPrint or any subsidiary of VistaPrint. No member of our Compensation Committee had any relationship with us during fiscal 2007 requiring disclosure under Item 404 of Regulation S-K under the Securities Act of 1933.

During fiscal 2007, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2007 about the securities issued, or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	4,424,927	$16.25	4,739,629(2)
Equity compensation plans not approved by shareholders	—	—	—
Total	4,424,927	$16.25	4,739,629(2)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, 2005 Amended and Restated Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan, as amended. This column does not include an aggregate of 609,260 restricted share units that were unvested as of June 30, 2007.

(2) Includes 4,516,272 shares available for future awards under our 2005 Amended and Restated Equity Incentive Plan and 223,357 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our Amended and Restated 2000-2002 Share Incentive Plan.

PROPOSAL 2—RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP, independent registered public accounting firm, as our auditors for the fiscal year ending June 30, 2008. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP.

Our Board of Directors recommends that you vote FOR the ratification and approval of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2007 and June 30, 2006.

	Fiscal 2007	Fiscal 2006
Audit Fees and Expenses(1)(2)	$616,000	$332,700
Audit-Related Fees and Expenses(2)(3)	14,600	14,500
Tax Fees and Expenses(2)(4)	279,000	274,300
All Other Fees and Expenses	—	—
Total Fees and Expenses	$909,600	$621,500

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2007 and 2006, statutory audits of certain of our subsidiaries, and quarterly reviews of our financial statements. Audit fees for fiscal 2007 also include fees for professional services rendered for the audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting both as promulgated by Section 404 of the Sarbanes-Oxley Act.

(2) Includes fees and expenses for services rendered during the applicable fiscal year, notwithstanding when the fees and expenses were billed.

(3) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate to the audit of our 401(k) plan and fees for access to certain online applications.

(4) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services, and tax return preparation for expatriate employees. Tax compliance services accounted for $147,000 and $84,600 of the total tax fees billed in fiscal 2007 and 2006, respectively.

Audit Committee's Pre-approval Policy and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of the registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to VistaPrint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to VistaPrint.

During fiscal 2007, no services were provided to VistaPrint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

OTHER MATTERS

Our Board of Directors does not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, it is the intention of the persons named as proxies to vote, or otherwise act, in accordance with their judgment on such matters.

ELECTRONIC SUBMISSION OF PROXIES FOR VOTING

If you own your common shares of record, you may submit your proxy to vote your shares over the Internet at www.proxyvote.com or telephonically by calling 1-800-690-6903 and by following the instructions on the enclosed proxy card. Proxies submitted over the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on November 1, 2007.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm will provide a vote instruction form to you with this proxy statement, which you may use to direct how your shares will be voted. Many banks and brokerage firms also offer the option of submitting your proxy to vote over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Management hopes that shareholders will attend the meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy card in the accompanying postage-prepaid envelope (or submit your proxy to vote your shares over the Internet or by telephone). A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Shareholders who attend the meeting may vote their shares personally even though they have sent in their proxies.

Corporate Information

Senior Management

Robert Keane
Chairman of the Board, President and Chief Executive Officer

Wendy Cebula
Executive Vice President and Chief Operating Officer

Anne Drapeau
Executive Vice President and Chief People Officer

Harpreet Grewal
Executive Vice President and Chief Financial Officer

Janet Holian
Executive Vice President and Chief Marketing Officer

Board of Directors

Robert Keane
Chairman of the Board, President and Chief Executive Officer

Daniel Ciporin
Venture Partner, Canaan Partners

John J. Gavin, Jr.
Chief Financial Officer, BladeLogic

George Overholser
Founder and Managing Director, NFF Capital Partners
Nonprofit Finance Fund

Louis Page
President and Managing General Partner, Window to Wall Street

Richard Riley
Chairman and Chief Executive Officer, LoJack Corporation

Locations

Registered Office
VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

U.S. Operations
VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

European Marketing Operations
VistaPrint España, S.L.
Metrovacesa Parc 22@
Calle Bac de Roda, 64
Modulo D, 7a Planta
08019 Barcelona
Spain

European Printing Operations
VistaPrint B.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

North American Printing Operations
VistaPrint North American Services Corp.
447 Advance Boulevard
Windsor, ON
N8N 5G8
Canada

Customer Service and Design Service Operations
VistaPrint Jamaica Limited
Data Entry Building #4
1 Mangrove Way
Montego Bay Free Zone
Montego Bay
St. James
Jamaica West Indies

United States Transfer Agent
Computershare Trust Company, N.A.
350 Indiana Street, Suite 800
Golden, CO 80401
USA
Phone: +1-303-262-0600
+1-800-962-4284

Bermuda Transfer Agent
Reid Management Ltd.
Argyle House
41a Cedar Avenue
Hamilton HM 12
Bermuda

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2007, as filed with the Securities and Exchange Commission, please visit www.VistaPrint.com, call our investor relations line at +1-781-652-6480, or send an e-mail to ir@VistaPrint.com.

General Information

Members of the media or others seeking information on the company should contact the Public Relations Department at +1-781-652-6444 or publicrelations@VistaPrint.com.

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Appleby
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda
Phone: +1-441-295-2244

Annual Meeting Date

November 2, 2007





AUSTRALIA | www.VistaPrint.com.au
BELGIUM | www.VistaPrint.be
CANADA | www.VistaPrint.ca
DENMARK | www.VistaPrint.dk
EUROPEAN UNION | www.VistaPrint.eu
FRANCE | www.VistaPrint.fr
GERMANY | www.VistaPrint.de
IRELAND | www.VistaPrint.ie
ITALY | www.VistaPrint.it
JAPAN | www.VistaPrint.jp
NETHERLANDS | www.VistaPrint.nl
NEW ZEALAND | www.VistaPrint.co.nz
NORWAY | www.VistaPrint.no
SPAIN | www.VistaPrint.es
SWEDEN | www.VistaPrint.se
SWITZERLAND | www.VistaPrint.ch
UNITED KINGDOM | www.VistaPrint.co.uk
UNITED STATES | www.VistaPrint.com

VistaPrint Limited | Canon's Court | 22 Victoria Street | Hamilton HM 12 | Bermuda

END